Registration No.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
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FREMONT MICHIGAN INSURACORP, INC.
(Exact name of registrant as specified in its charter)

Michigan
(State or other jurisdiction of incorporation or organization)

6331
(Primary Standard Industrial Classification Code Number)

42-1609947
(I.R.S. Employer Identification Number)

933 E. Main St. Fremont, MI 49412 (231) 924-0300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Richard E. Dunning President and Chief Executive Officer Fremont Michigan InsuraCorp, Inc. 933 E. Main St. Fremont, MI 49412 (231) 924-0300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jack A. Siebers, Esquire Paul D. Yared, Esquire Andrew L. Rassi, Esquire Siebers Mohney, PLC 125 Ottawa Ave. NW, Suite 400 Grand Rapids, MI 49503	Hugh Makens, Esquire Gordon R. Lewis, Esquire Lawrence R. Duthler, Esquire Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street NW Grand Rapids, MI 49503

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common, no par value	862,500 (1)	$10	$8,625,000	$1,092.79

(1) Includes shares to be offered to surplus note holders, eligible policyholders, directors, officers and employees of Fremont Michigan InsuraCorp, Inc., and the general public, pursuant to Fremont Mutual's Plan of Conversion from Mutual to Stock Form.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[logo]	Up to 862,500 shares FREMONT MICHIGAN INSURACORP, INC. Common Stock

                    PROSPECTUS

We are converting Fremont Mutual Insurance Company into a company owned by shareholders. As part of this conversion, we are offering you the opportunity to become shareholders of a new holding company, Fremont Michigan InsuraCorp, Inc., which will own all of the shares of the Insurance Company.

This offering is made to Michigan residents and has three components:

•	first, a Surplus Note Exchange Offering to the holders of the Insurance Company's surplus notes due September 30, 2007, of up to 374,585 shares;
•	second, a Subscription Offering to eligible policyholders, directors and officers of the Insurance Company for any and all shares not exchanged for surplus notes; and
•	third, a Community Offering to the general public for any and all shares not exchanged or subscribed for in the Surplus Note Exchange Offering and the Subscription Offering.

The offering will occur after completion of the conversion of the Insurance Company from a mutual to a stock company. We will not sell any shares unless the Insurance Company's policyholders approve our conversion to a stock company and unless a minimum of 637,500 shares is subscribed for in the offering. The Holding Company will place all funds submitted to buy shares in an escrow account with ______________ until the offering terminates and at least the minimum number of shares are sold or the funds are returned.

		Minimum	Maximum
•	Offering price per share	$10.00	$10.00
•	Number of shares	637,500	862,500
•	Underwriting commissions and other expenses	$600,000	$800,000
•	Net proceeds to the Holding Company	$5,775,000	$7,825,000
•	Net proceeds per share	$9.06	$9.07

We have engaged Centennial Securities Company, Inc. to advise us with respect to this offering. Centennial has agreed to use its best efforts to assist us with our solicitation of subscriptions and purchase orders for shares of common stock in the offering. Centennial will not purchase any shares of common stock in the offering and is not obligated to sell any specific number of shares. Because this is our initial offering of common stock, there is currently no public market for the common stock. We expect that brokers will publish bid and ask quotations for our shares in the Pink Sheets centralized quotation service after the completion of the offering under the symbol "FMIC."

The common stock offered by this prospectus involves a significant amount of risk. Please refer to "Risk Factors" beginning on page 8 of this prospectus for a discussion of risks that you should consider before investing.

Neither the Securities and Exchange Commission, nor any state securities agency, nor any state insurance bureau has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Centennial Securities Company, Inc.
__________, 2004
SUBJECT TO AMENDMENT AND COMPLETION, DATED _______, 2004

Until ___________, 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

SUMMARY

This summary highlights selected information in this prospectus but does not contain all of the information that you need to know before making an informed investment decision. You should carefully read this entire prospectus, including the financial statements and the notes to the financial statements of the Insurance Company.

Our Business

          We were founded in Michigan in 1876 as a fire and casualty insurance provider to farmers. Although we continue to provide insurance to Michigan farmers, we have significantly expanded our business to provide comprehensive property and casualty insurance to individuals and small businesses, as well as auto insurance and commercial insurance products. The majority our business comes from the West Michigan community, including approximately 19.5% from Berrien, Kent, Newaygo, and VanBuren counties. Since 2000, we have continued to diversify our geographical customer mix by focusing more on Michigan's northern lower peninsula and upper peninsula.

          Historically, a majority of our business was focused on insuring homes and family farms. However, the loss experience and pricing pressures on this segment in the mid-1990's led us diversify our exposure by entering the personal auto market and expanding our commercial product offerings. Over the past five years we have diversified our product mix, allowing us to take advantage of recent pricing improvements in the home insurance segment, while moderating our risk in any one product segment. We market our policies through approximately 170 independent insurance agencies across Michigan. Our strong relationship with our agencies is a key to our future profitability. We pride ourselves on the high quality of service we provide to our agents and our customers.

          Our strategy is to improve and grow our profitability by increasing our sales of a broad range of property and casualty product offerings, expanding our relationships with our agents producing profitable business and to increase net premiums by reducing our quota share reinsurance coverage. As of September 30, 2003, we had approximately 47,000 policies in force and assets of $55.1 million. For additional information on reinsurance, see "Business -- Reinsurance" on page 58.

          In the conversion, the Insurance Company will change its name to Fremont Insurance Company and become a wholly owned subsidiary of Fremont Michigan InsuraCorp, Inc. Our offices are located at 933 East Main Street, Fremont, MI 49412-9753, and our telephone number is (231) 924-0300.

          For additional information, see "Business" on page 45.

Our Strengths

          Experience. Over the past 127 years, we have developed a very good understanding of the people, weather, and insurance needs of the Michigan marketplace. As a Michigan exclusive organization, we are able to quickly react to changing market conditions and competitive pressure. We believe that the state of Michigan is an excellent property and casualty market with little or no exposure to natural perils such as hurricanes, earthquakes and wild fires.

          Employees. Since 1997, we have reorganized our management team and operations. Our employee force is an experienced group that understands our operating goals and philosophy. Each employee has developed individual objectives, which correlate to the overall objectives of the Insurance Company. During the past year we have continued to improve our ability to provide service to our customers by hiring experienced personnel in product management, financial analysis, subrogation, pricing and legal counsel.

          Customer Service. Superior customer service is a cornerstone of both our business operation and planning. Over the past two years we have developed an experienced customer service team to answer inquiries from both agents and insureds. The unit is designed to answer calls in person and to provide prompt answers in a professional manner. Personnel within the unit have experience in underwriting, claims and accounting and have full access to our computer systems. We have received many positive comments regarding our exceptional customer service.

          Agency Force. We have significantly improved the management of our agency force over the past five years by focusing on the profitability of each agency in our system and the regional support they provide. As a result of this management, we have reduced our agency force by terminating approximately 90 agencies that did not meet our quality and profitability standards, and increased our sales through our better agents. The reorganization has significantly improved the results received from our existing agencies and has improved the relationships and support shared by the agencies and the Insurance Company.

Our Strategy

          Target Markets. Our principal strategy is to target and underwrite quality business that is profitable for both the Insurance Company and the agency providing the business. We seek to accomplish this by underwriting high quality risks determined by the use of analytical data from insurance scoring models, credit organizations, past claims data, and driving records. Discounts are included in the pricing of higher quality risks to foster improvement of the overall quality of our policy portfolio.

          Agency Profitability. We continue to seek to retain and enhance our relationships with high quality and profitable agencies having customer bases within our target markets. We seek to foster understanding between the Insurance Company and the agencies regarding each organization's objectives and to develop a clear understanding of our target markets and expectations. By giving preference to agencies that maintain a quality personal lines book of business complemented by small to mid-sized, main street type commercial risks, we have improved profitability while we believe we have reduced overall risks of loss.

          Balanced Product Mix. We intend to maintain balance between personal and commercial lines of business as a means to assist in the management of our risk. During the past year, we have made efforts to spread our risks more evenly across the state of Michigan to reduce high concentrations of risk in any one geographic area and better protect against losses from weather catastrophe.

          Reduction of Quota Share Reinsurance. During the first quarter of 2004, subject to the successful completion of this offering, we intend to use some of the capital raised to reduce our quota share reinsurance. We expect such a reduction to result in an immediate increase in net written premiums of the Insurance Company. See "How We Intend to Use Proceeds" on page 16.

          Rating Company Review. We are presently rated B+ (Very Good) by A.M. Best Company, Inc. Following this offering, the increase in our capital will provide an excellent opportunity to request a new rating review by A.M. Best Company, Inc. We are hopeful that the increase in capital will result in a higher rating, however, there are no assurances that our rating will be increased.

          For additional discussion, see the subsections entitled "Strategy" and "Business Plan" under the heading "Business" at page 46.

Our Recent History

          As reflected in the results of operations for the nine months ended September 30, 2003 and the year ended December 31, 2002, our financial performance was positive. We believe this demonstrates tangible evidence of the success of our earlier initiatives. The combined ratio for the nine-month periods ended September 30, 2003 and 2002 was 102.1% and 105.3%, respectively. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998 the combined ratio was 102.7%, 119.8%, 101.1%, 115.4% and 107.1%, respectively.

          We believe that the quality of our book of business has improved significantly due to enhanced qualitative data being used to assist underwriters as well as the ongoing agency review process.

          We are also realizing significant reductions in our reinsurance expenses as a result of our new reinsurance program. Expense reductions in this category are projected at $1.5 million for 2003.

          In 2003, we retained the services of a professional investment management firm to manage our fixed income investment portfolio. This investment manager has substantial experience in the management of insurance company investment accounts and has approximately $4.5 billion under management. We believe this relationship will allow us to more effectively and efficiently manage our investment goals. Previously, we managed our own investment portfolio.

The Stock Offerings

          Surplus Note Exchange. We are first offering our surplus note holders an opportunity to convert their notes into shares of the Holding Company at the offering price. Under the terms of our plan of conversion, no investor may acquire more than 5% of the Holding Company's shares. Therefore, not all holders of surplus notes will be able to convert all of their notes for shares in the conversion. If all surplus note holders exchange the maximum amount of their notes allowable, we will issue approximately 374,585 common shares to them (assumes offering of the maximum number of shares).

          Subscription Offering. We are offering shares to policyholders of the Insurance Company who are Michigan residents and who held an insurance policy with us in force on August 25, 2003, through subscription rights. Directors and officers of the Company may also participate in the subscription offering. All shares in our offering that remain after conversion of the surplus notes will be available in the Subscription Offering.

          Community Offering. Shares not committed to surplus note holders or participants in the subscription offering are being offered to the general public in a community offering, giving priority to categories of the general public who have a relationship with the Holding Company. Priority for the community offering will be in the following order:

1)	policyholders of the Insurance Company whose policies were issued after August 25, 2003;

2)	the Insurance Company's insurance agents, agencies and owners of its insurance agencies;
3)	public and private foundations based in Michigan; and
4)	other Michigan residents.

Centennial Securities Company, Inc. ("Centennial") will assist us in selling the stock.

          Michigan law prohibits any transfer of subscription rights. We will not accept any orders that we believe involve the transfer of subscription rights. We reserve the right, in our discretion, to determine the level of priority of a participant in the community offering.

          For additional information, see the discussion under the heading " Our Conversion and Stock Offering - The Conversion Offerings" on page 71.

How to Buy Stock

          To buy common stock in the conversion offering, sign and complete the enclosed Stock Order Form and send it to Centennial with your payment in the envelope provided. Purchases under subscription rights must be completed no later than ___ to maintain priority. All other purchases must be completed by _______. Payment may be made by check or money order payable to _______________.

          Surplus note holders may exchange their notes for shares of common stock by signing and completing the Surplus Note Conversion Section of the Stock Order Form and sending it to Centennial with the original note no later than _______. If surplus note holders hold their notes through a broker-dealer, they must direct their broker to exchange their notes on their behalf.

          You will have no right to modify or withdraw your investment without our consent. We may reject any incomplete, incorrect or late stock order form.

          NASD Rule 2790, effective March 23, 2004, prohibits certain persons involved in the securities business and certain persons related to them from participating in the sale or purchase of "new issues." This rule will restrict some persons from purchasing the securities to be sold in this offering. For additional discussion, see the subsection entitled "Limitations on Stock Purchases -- Rule 2790" under the heading "Our Conversion and Stock Offering - The Conversion Offerings" at page 71.

          For more information or answers to your questions, call Centennial at 1-800-253-4131 (Monday-Friday, 8:30 a.m. -- 5:00 p.m.)

          IMPORTANT: Please read and follow instructions on the Stock Order Form carefully. Failure to do so may cause your order to be rejected.

Conditions for and Limits on Purchasing Stock

          To participate in the offering, you must buy at least 250 shares. The maximum number of shares you may buy is 5% of the shares sold. At least a minimum of 637,500 shares must be subscribed for in the surplus note exchange, subscription offering, and community offering, before our conversion can be completed and any shares can be sold. In no event will more than 862,500 shares be sold in this offering. No shares of common stock will be issued to holders of surplus notes if our conversion is not completed. Holders of surplus notes may exchange in whole, but not in part, their principal balance and accrued interest on their surplus notes accrued through ________ __, 2004, unless the exchange of the entire principal balance and interest accrued through _______ ___, 2004, would violate Michigan law or exceed the 5% maximum share limitation. In such a case, the surplus note holder may exchange the note into common shares of the Holding Company only to the extent that the surplus note holder acquires 5% or less of the Holding Company's issued and outstanding common shares.

          For additional information, see the discussion under the heading " Our Conversion and Stock Offering - The Conversion Offerings" on page 71.

How We Determined the Offering Range and the $10 Price Per Share

          We determined the $10 per share offering price and the total number of shares based upon a valuation of the Insurance Company that was prepared by RP Financial, LC. For additional details, see "Our Conversion and Stock Offering - How We Determined our Price and the Number of Shares to be Issued in the Conversion Offering" on page 70.

Termination of the Offering

          We have the right to terminate the offering and not complete the conversion. If we terminate the offering, your money will be promptly refunded, without interest. If the minimum number of shares is not sold, the offering will be terminated and all of your funds will be returned to you without interest.

How We Intend to Use the Proceeds Raised from the Sale of Common Stock

          The Holding Company intends to retain $250,000 of the offering proceeds for general administrative expenses. The Holding Company will contribute the remainder of the net proceeds of the offering to the Insurance Company in exchange for all of its common stock. The Insurance Company expects to use those funds to increase its capital base, thereby increasing its underwriting capacity. A portion of the funds may be used to prepay surplus notes that are not converted to common stock. However, surplus note holders are not required to accept prepayment of their notes. We also intend to use a portion of the funds to reduce our quota share reinsurance coverage, which can be reduced at the end of any calendar quarter. The amount contributed to the Insurance Company is expected to be approximately $5.525 million if the minimum number of shares is sold, and $7.575 million if the maximum number is sold. See "How We Intend to Use The Proceeds" on page 16.

Summary of Selected Financial Data

          The following table summarizes financial and other data from the Insurance Company's financial statements and should be read with the financial statements, the notes to them and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" which appear later in this prospectus. The financial data as of and for the periods ended September 30, 2003 and 2002 and as of December 31, 1999 and 1998 and for the two years in the period ended December 31, 1999 are unaudited and based on the Insurance Company's records.  The financial data as of and for the years ended December 31, 2002, 2001 and 2000 are audited.

	Nine Months Ended September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998
	(In thousands, except ratio data)
Income Statement Data:
Direct written premium	$27,785	$24,815	$34,111	$36,040	$33,036	$29,088	$27,729
Net premiums written	13,360	11,961	16,405	17,331	15,520	14,428	14,111
Net premium earned	12,714	12,453	16,426	16,863	15,149	14,003	14,119
Net investment income	711	459	650	957	1,110	1,027	674
Net realized investment gain (loss)	(208)	(16)	(196)	59	218	(159)	1,422
Other income, net	187	152	153	154	205	155	172
Total revenue	13,404	13,048	17,033	18,033	16,682	15,026	16,387

Loss & loss adjustment expense	8,231	8,439	10,636	14,607	9,932	10,698	10,036
Policy acquisition and other underwriting expense	4,756	4,666	6,226	5,574	5,378	5,459	5,084
Interest expense	327	259	365	345	345	345	118
Settlement (Curtailment) of benefit plan (1)	-	425	425	(1,109)	-	-	-
Total expenses	13,314	13,789	17,652	19,417	15,655	16,502	15,238

Income (loss) from operations before federal income taxes	90	(741)	(619)	(1,384)	1,027	(1,476)	1,149
Federal income taxes (credit)	15	-	(45)	9	10	(13)	40
Net Income (loss)	$75	$(741)	$(574)	$(1,393)	$1,017	$(1,463)	$1,109

Selected Balance Sheet Data:
Total investments (2)	$28,278	$19,522	$17,024	$19,534	$20,796	$21,347	$23,899
Total assets (3)	$55,093	$41,801	$44,435	$47,837	$44,679	$41,397	$42,694
Total liabilities (4)	$46,938	$34,686	$37,110	$39,822	$35,615	$34,333	$32,586
Total policyholders' surplus	$8,155	$7,115	$7,325	$8,015	$9,065	$7,064	$10,108

Other Data:
GAAP Ratios:
Loss & loss adjustment expense ratio (5)	64.7%	67.8%	64.8%	86.7%	65.6%	76.4%	71.1%
Policy acquisition and other underwriting expense ratio (6)	37.4%	37.5%	37.9%	33.1%	35.5%	39.0%	36.0%
Combined ratio (7)	102.1%	105.3%	102.7%	119.8%	101.1%	115.4%	107.1%

Statutory Data:
Policy acquisition and other underwriting expense ratio (8)	35.6%	39.0%	38.0%	32.2%	34.7%	37.8%	36.0%
Statutory combined ratio (9)	100.3%	106.8%	102.8%	118.9%	100.3%	114.2%	107.1%
Statutory surplus (10)	$14,593	$12,082	$13,875	$12,199	$13,874	$12,696	$13,582
Ratio of statutory net written premiums to statutory surplus	0.92	0.99	1.18	1.42	1.12	1.14	1.04

(1)     Effective November 30, 2001, the Insurance Company terminated the sponsored defined benefit plan. As of January 1, 2001, the Insurance Company had estimated that plan assets would exceed the projected benefit obligation as of the date of termination and a prepaid benefit cost was recorded. As a result of the termination of the Plan, during 2001, the Insurance Company recognized a curtailment gain of approximately $1,109,000 resulting in a prepaid benefit cost of $1,454,694 as of December 31, 2001. During 2002 the Insurance Company recorded net periodic benefit income of approximately $138,000 and a $424,808 settlement loss. After giving effect to the 2002 net periodic benefit income and settlement loss, the remaining prepaid benefit cost was liquidated in August of 2002. In accordance with the terms of the liquidation, the Insurance Company received approximately $701,000 upon settlement. In addition to the net periodic benefit income, the Insurance Company also contributed approximately $293,000 to the Insurance Company's 401(k) plan and approximately $175,000 was paid in excise taxes as a result of the termination. The impact of the net periodic benefit income, 401(k) contribution and excise taxes recorded during 2002 which approximated $330,000, is reflected within policy acquisition and other underwriting expenses in the 2002 statement of operations.

(2)     The increase in total investments from December 31, 2002 to September 30, 2003 was due to a higher than normal cash and cash equivalents balance of $6.2 million held by the Company at December 31, 2002. During the early part of 2003 approximately $3.0 million of the cash held at December 31, 2002 was ultimately invested in fixed maturities. In addition, during 2003 the Insurance Company's cash position was positively impacted by approximately $5.2 million as a result of the termination of the 2002 quota share contract. The cash received as a result of the termination was also invested in fixed maturities during 2003. Furthermore, in December, 2002 and early 2003 we sold $1.6 million in Surplus Notes and the proceeds were invested primarily in fixed maturities.

(3)     In addition to the items discussed in the preceding footnote the increase in total assets from December 31, 2002 to September 30, 2003 was also affected by an increase of approximately $2.4 million in amounts due from reinsurers primarily as a result of four unusually large losses incurred in 2003.

(4)     The increase in total liabilities from December 31, 2002 to September 30, 2003 was due in part to the four unpaid losses mentioned in the preceding footnote, an increase in unearned premium of $1.2 million due to a 12% increase in direct written premiums during the nine months ended September 30, 2003 compared to the same period in the prior year and a change in the payment terms under our 2003 quota share reinsurance contract which resulted in an increase in ceded premiums payable balance of $7.7 million as of September 30, 2003.

(5) The GAAP loss and loss adjustment expense ratio is the net loss and loss adjustment expenses in relation to net premium earned.
(6) The GAAP expense ratio is the policy acquisition and other underwriting expenses in relation to net premium earned.
(7) The GAAP combined ratio is the sum of the GAAP loss and loss adjustment expense ratio and the GAAP expense ratio
(8) The statutory expense ratio is the statutory policy acquisition and other underwriting expenses in relation to net written premium.
(9) The statutory combined ratio is the sum of the statutory loss and loss adjustment expense ratio and the statutory expense ratio.

(10)     The statutory surplus at September 30, 2003 and 2002 included $5.3 million and $4.4 million, respectively, of surplus notes. The statutory surplus at December 31, 2002, 2001, 2000, 1999 and 1998 included $5.4 million, $4.1 million, $4.1 million, $4.1 million and $4.1 million, respectively, of surplus notes.

Pro Forma Data

          Information excerpted from the Insurance Company's unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2003 and the year ended December 31, 2002. See the footnotes under "Pro Forma Data" page 20.

	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
	(In thousands, except share data)

Number of shares of common stock outstanding	637,500	637,500

Net income (loss)	$284	$(286)

Earnings (loss) per share	$0.45	$(0.45)

Policyholders' surplus	$13,930	$13,388

Book value per share	$21.85	$21.00

RISK FACTORS

          The common stock offered by this prospectus involves significant risks. The following constitute some of the potential risks of an investment in the common stock which should be carefully considered by prospective investors prior to purchasing shares of common stock. The order of the following is not intended to be indicative of the relative importance of any described risk and is not intended to be inclusive of all risks of investment in the common stock. You should carefully consider these risk factors, in addition to all of the information in this prospectus, before making an investment decision.

If our financial results continue to be inconsistent, our profitability and share price may suffer.

          For the nine months ended September 30, 2003, we had net income of $75,000. We generated net losses of $574,000 and $1,393,000 in 2002 and 2001, respectively. In 2000 we had net income of $1,017,000. We cannot assure investors that the company will be profitable in the future.

Because we concentrate all of our business in Michigan, its weather and laws will affect our results.

          All insurance policies we write are generated in Michigan, with a significant portion in four counties (Kent, Newaygo, Berrien and Van Buren). Companies that have a more diversified geographic portfolio would not be as exposed to Michigan weather as we are. Legal, regulatory and judicial developments and economic and demographic conditions in Michigan also may adversely impact our revenues and profitability.

Catastrophe and natural peril losses may hurt our financial condition.

          By their nature, catastrophe losses are unpredictable in their number and severity. They can be caused by various severe weather events, including snow storms, ice storms, freezing temperatures, tornadoes, wild fires, wind and hail.

          The extent of net losses from catastrophes depends upon three factors:

•	the total amount of insured exposure in the area affected by the event,
•	the severity of the event, and
•	the amount and structure of our reinsurance coverage.

          We obtain reinsurance to aid in paying catastrophe loss claims, but we may experience operating losses in years when catastrophe claims are higher than expected. Natural perils such as freezing rain, snow storms, wind storms and tornadoes, which may occur frequently but not rise to the level of a catastrophe, may cause us to lose money because they are not classified as a catastrophe under our reinsurance program. If our reinsurance pays catastrophe loss claims, we may still incur substantial expense to reinstate the coverage used.

If we underestimated the amount of our required loss reserves, our results may suffer.

          We maintain reserves to cover our estimated liability for losses and loss adjustment expenses ("LAE") with respect to reported and unreported claims incurred. Reserves are estimates involving actuarial and statistical projections at a given point in time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, actual and historical information, predictions of future events, estimates of future trends in claims severity and judicial theories of liability, legislative activity and other variable factors, such as inflation, investment returns, and price increases because of local shortages. The Insurance Company's overall reserving practice provides for ongoing claims evaluation and adjustment (if necessary) based on the development of related data and other relevant information pertaining to such claims. Loss and LAE reserves, including reserves for claims that have been incurred but not yet reported, are analyzed regularly and we adjust our reserves based on such reviews. We believe our reserves are adequate. However, establishing appropriate reserves is an uncertain process. There is no guarantee that our ultimate losses will not exceed our reserves. To the extent that reserves prove to be inadequate in the future, we would have to increase reserves which would reduce our earnings and could have a material adverse effect on the Insurance Company's results of operations and financial condition.

If we are unable to obtain adequate reinsurance coverage at reasonable rates in the future, we may be unable to manage our underwriting risks and operate our business profitably.

          Reinsurance is the practice of transferring part of the liabilities and the premiums under an insurance policy to another insurance company. Like other insurance companies, we use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The availability and cost of reinsurance are subject to prevailing market conditions and may vary significantly over time. Reinsurance rates have risen significantly in the past several years as a result of high insurance losses, including those experienced by us, and the recent terrorist events in the United States. Reinsurance rates are not regulated and reinsurers are able to quickly raise their rates in response to changing market conditions. On the other hand, the Insurance Company's rates are regulated, and it could take us years to obtain regulatory approval and collect rate increases based on the rising costs of reinsurance. There is no assurance that regulators would approve a rate increase based on these costs. Reinsurance may not be available to us in the future at commercially reasonable rates. If it is not available at reasonable rates, we may be unable to manage our underwriting risks and operate our business profitably.

If our reinsurers do not fulfill their financial obligations to us it may jeopardize our earnings and financial condition.

          We are subject to loss and credit risk relating to the reinsurers we deal with because buying reinsurance does not relieve us of our liability to policyholders. The insolvency or inability of any reinsurer to meet its obligations may have a material adverse effect on the business, results of operations and financial condition of the Insurance Company. See "Business - Reinsurance" for additional information on our reinsurers and our reinsurance practices.

If we do not have adequate reinsurance coverage, our earnings and financial condition would be in jeopardy.

          It is possible that the losses we experience on risks we have reinsured will exceed the coverage limits on the reinsurance. If the amount of our reinsurance is not sufficient, our insurance losses would increase which could jeopardize our earnings and financial condition. See "Business - Reinsurance" for additional information on our reinsurance practices.

We rely on the skill and expertise of our existing management team. If we lose a member of the team, it could hurt our overall performance.

          We are a small company and our operations are largely dependent on the existing management team. In particular, we rely on Richard E. Dunning, our President and Chief Executive Officer. The loss of one or more of our existing executive officers could cause our business and results of operations to suffer if we are unable to promptly obtain capable replacements. We have entered into an employment agreement with Mr. Dunning. See "Management - Executive Employment Agreements" on page 84.

We face strong competition from large companies, which may reduce our earnings and profits.

          We principally insure against property and casualty losses. This segment of the market is highly competitive. We compete against other Michigan-based insurance carriers as well as major regional and national carriers. Many of our competitors have substantially greater financial, technical and operating resources than we do. As a result, many of our lines of insurance are subject to strong price competition and heavy advertising by larger companies, which could result in loss of business and adversely affect our earnings.

Our experience in commercial insurance and personal automobile insurance is limited, which could hurt our ability to respond to market changes.

          In the recent past, we have entered the commercial insurance and personal automobile insurance markets. Our skills, resources and operating experiences in these product lines are limited, creating the additional risk that we may not be able to respond to market changes or forces in ways that our more seasoned competitors do.

A downgrade in our A.M. Best rating could hurt our premium volume.

          Ratings assigned by A.M. Best Company, Inc. influence the competitive position of insurance companies. Their ratings are based upon factors of concern to policyholders and are not directed toward the protection of investors. Our current rating is "B+" (Very Good). Our business is sensitive to those ratings. If we were to experience a rating downgrade, our independent agents could be inclined to place their customers with higher-rated insurance carriers, which could result in a loss of premium volume and could have a material adverse effect on us.

Regulatory changes could adversely affect our business.

          The Michigan Office of Financial and Insurance Services ("OFIS") regulates numerous aspects of our business and financial condition, which include:

•	approving premium rates;
•	establishing standards of solvency;
•	licensing our agents and us;
•	regulating the types and amounts of our investments;
•	regulating the reserves we must establish for our current losses and future liabilities; and
•	approving our policy forms.

          The regulation and supervision are primarily for the protection of policyholders and not for the benefit of shareholders.

          The insurance regulatory structure has been subject to increased scrutiny in recent years by federal and state legislative bodies and state regulatory authorities. Future legislation or regulatory changes could adversely affect our business and results of operations. Adverse legislative and regulatory activity which increases our costs, adversely affects our capital or constrains our ability to adequately price insurance coverage may occur in the future. In recent years, insurers have been under pressure from state insurance regulators, legislatures and special interest groups to reduce, freeze or set rates at levels that may not correspond with current underlying costs.

Regulators may limit our use of credit scoring, adversely affecting our ability to effectively price our products.

          Insurance companies have been criticized for using credit scoring as a means to improve underwriting results. We use insurance scoring as one means to price our products. Insurance scoring evaluates a number of factors in a process similar to credit scoring. If regulators were to restrict or prohibit our use of insurance scoring, it could impede us from effectively pricing our products.

Assessments and other surcharges for guaranty funds and second-injury funds and other mandatory pooling arrangements may reduce our profitability.

          Like most states, Michigan requires insurers licensed to do business in Michigan to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. In addition, we are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements that provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. We cannot predict with certainty the amount of future assessments for these programs. Significant assessments could have a material adverse effect on our financial condition and results of operations and mandatory shared-market mechanisms or changes in them could reduce our profitability in any given period or limit our ability to grow our business.

Michigan's regulatory environment may restrict our ability to exit unprofitable markets.

          Michigan's laws and regulations limit our ability to cancel or refuse to renew policies and subject program withdrawals to prior approval by OFIS. These laws and regulations may restrict our ability to exit unprofitable markets.

An investor's ownership percentage and voting power is not known and may vary over a wide range.

          The number of shares of stock to be sold in this offering was based on an appraisal prepared by RP Financial, LC that will be updated immediately prior to the completion of the offering. If the value determined from the final updated appraisal is within the estimated valuation range of $6.375 million to $8.625 million, the conversion can be completed and we will be permitted to sell between 637,500 and 862,500 shares of common stock. There is a difference of approximately $2.25 million between the minimum and the maximum of the estimated valuation range. As a result, the percentage interest in our company that a subscriber for a fixed number of shares of common stock will have is approximately 26% smaller if 862,500 shares are sold than if 637,500 shares are sold. A smaller percentage of ownership reduces voting power and the amount of any distribution of the net assets of the Insurance Company, if any, in the event of our liquidation. Furthermore, as a result of this broad range, the final updated appraisal may estimate our pro forma market value at an amount that is substantially more or less than the aggregate dollar amount of subscriptions received by us.

          Investors will not receive a refund or have any right to withdraw subscriptions if the updated appraisal estimates a pro forma market value that is within the original estimated valuation range but is less than the dollar amount of subscriptions received by us.

After the conversion and stock offering, our return on equity will be low compared to other companies. This could negatively impact the price of our stock.

          The proceeds we will receive from the sale of our common stock will increase our capital, and it will take us time to fully use the proceeds in our business. Therefore, we expect our return on equity to be less than that of our peers this period. This lower return on equity could hurt our stock price. There can be no assurance as to when or if we will achieve returns on equity that are comparable to industry peers.

If the conversion is delayed, the costs of conversion may increase and the stock offering may have to be canceled. Delay or cancellation may hurt our results and your investment.

          We expect to complete the conversion by _____________, 2004. Nevertheless, we may be delayed in completing the conversion by factors not currently anticipated, such as adverse market, economic or regulatory conditions. Any delay will result in increased conversion costs and possibly changes to our appraised value, which would affect the amount of capital we can raise and may hurt our overall results.

          The subscription and community offerings could be extended to _________, 2004. If the conversion is not completed within 45 days after _________, 2004, the offerings will be terminated, and all investor funds held will be promptly returned without interest. If this occurs, you will lose the time-value of the money you attempted to invest.

The absence of a prior market for the common stock may hurt your ability to re-sell your stock.

          We have never made a public offering of our stock, and there is no established market for it. We expect brokers to publish bid and ask quotations for our stock in the Pink Sheets centralized quotation service after the completion of the offering under the symbol "FMIC". We cannot assure investors that an active and liquid trading market for the stock will develop, or that, if one develops, it will continue.

The price for our stock may decline after the offering.

          Although we have received an appraisal of the pro forma value of the Holding Company after the conversion, we cannot assure investors that the price for the stock immediately following the conversion will equal or exceed the purchase price.

Anti-takeover provisions in our articles of incorporation and bylaws may discourage takeover attempts, which could limit your opportunity to receive a high value for your stock if another company seeks to acquire us.

          Our articles of incorporation and bylaws contain provisions that have the effect of discouraging or preventing takeover attempts not supported by our board of directors. Examples of these provisions include, among other things:

•	Staggered three-year terms for the members of the board of directors;
•	Super-majority provisions for amendment of our articles of incorporation or bylaws;
•	Restrictions on voting of common stock by any individual, entity or group owning more than 10% of the common stock; and
•	Provisions allowing the directors to issue preferred stock with voting rights.

          In addition, the Michigan Insurance Code provides that no person may acquire 10% or more of our voting stock, or more than 5% of our voting stock within 5 years of the conversion, without approval of the Commissioner of Michigan's Office of Financial and Insurance Services ("Insurance Commissioner").

          Takeover attempts generally include offering shareholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium.

Our ability to pay dividends is dependent upon the ability of the Insurance Company to pay dividends to us.

          We have no intention of paying dividends in the foreseeable future. Our immediate primary function is to serve as the holding company for the Insurance Company after its conversion. Our ability to pay dividends to our stockholders will depend upon the ability of the Insurance Company to pay dividends to us. The Michigan Insurance Code regulates the payment of dividends by the Insurance Company. See "Our Policy Regarding Dividends" on page 16.

Changes in prevailing interest rates may reduce our revenues, cash flows and shareholders' equity.

          We have invested a significant portion of our investment portfolio in fixed income securities. In recent years, we have earned our investment income primarily from interest income on this portfolio. Lower interest rates could reduce the return on our portfolio and the amount of this income if we must reinvest at rates below those we have on securities currently in the portfolio. The reduced investment income could also reduce our cash flows. Higher interest rates could reduce the market value of our fixed income investments. See "Business - Investments" on page 60.

We could be forced to sell investments to meet our liquidity requirements.

          We believe that we maintain adequate amounts of cash and short-term investments to pay claims, and do not expect to sell securities prematurely for such purposes. We may, however, decide to sell securities as a result of changes in interest rates, credit quality, the rate of repayment or other similar factors. A significant increase in market interest rates could result in a situation in which we are required to sell securities at depressed prices to fund payments to our insureds. Since we carry debt securities at fair value, we expect that these securities would be sold with no material impact on our net equity. However, if these securities are sold, future net investment income may be reduced if we are unable to reinvest in securities with similar or better yields.

Declining debt and equity markets could adversely affect our investment portfolio.

          A declining market could negatively impact the credit quality of our investment portfolio as adverse equity markets also affect issuers of securities held by us. Declines in the quality of the portfolio could cause additional realized losses on securities, thus causing volatility in our statement of operations.

Inflation could increase the cost of claims resolutions and hurt our profitability.

          Changes in the severity of claims have an impact on the profitability of our business. Changes in bodily injury claim severity are driven primarily by inflation in the medical sector of the economy. Changes in auto physical damage claim severity are driven primarily by inflation in auto repair costs, auto parts prices and used car prices. Changes in claims for homeowners insurance policies are driven by inflation in the construction industry, in building materials and in home furnishings and other economic and environmental factors. However, changes in the level of the severity of claims that we pay do not necessarily match or track with changes in the rate of inflation in these various sectors of the economy.

Acts of terrorism may adversely impact our financial results.

          We are continuing to examine the potential exposure of our operations to acts of terrorism. In the event that a terrorist act occurs, we do not anticipate material direct losses from claims by our insureds, but our reinsurers may suffer significant losses that could adversely affect our reinsurers' ability to provide adequate reinsurance coverage and our ability to obtain cost effective reinsurance coverage.

Federal regulation of insurers may have a material effect on our operations.

          In recent years, the state insurance regulatory framework has come under increased federal scrutiny. Legislation that would provide for optional federal chartering of insurance companies has been introduced in Congress. In addition, state legislators and insurance regulators continue to examine the appropriate nature and scope of state insurance regulation. We cannot predict whether any state or federal measures will be adopted to change the nature or scope of the regulation of the insurance business or what effect any such measures would have on us.

The Gramm-Leach-Bliley Act of 1999 allows banks to affiliate with insurers, which may increase the number and financial strength of our competitors.

          The Gramm-Leach-Bliley Act of 1999 permits mergers that combine commercial banks, insurers and securities firms under one holding company. Until passage of the Gramm-Leach-Bliley Act of 1999, the Glass Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses and the Bank Holding Company Act of 1956 had restricted banks from being affiliated with insurers. With the passage of the Gramm-Leach-Bliley Act of 1999, bank holding companies may acquire insurers and insurance holding companies may acquire banks. In addition, grandfathered unitary thrift holding companies may engage in activities that are not financial in nature. The ability of banks to affiliate with insurers may materially and adversely affect our product lines by substantially increasing the number, size and financial strength of potential competitors.

The Sarbanes-Oxley Act of 2002 may have a material adverse effect on our business.

          The impact of the Sarbanes-Oxley Act of 2002 on our business is being evaluated but cannot be completely determined at this time. For more information on this Act see "Business --Regulation" on page 67.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. You can find many of these statements by looking for words such as "believes," "intends," "expects," "plans," "anticipates," "seeks," "estimates," "projects," or similar expressions in this prospectus. Determination of loss and loss adjustment expense reserves and amounts due from reinsurers are based substantially on estimates and the amounts so determined are inherently forward-looking.

          The forward-looking statements are subject to numerous assumptions, risks and uncertainties. We have identified several important factors that could cause actual results to differ materially from any results discussed, contemplated, projected, forecast, estimated or budgeted in the forward-looking information. All of these factors are difficult to predict and many are beyond our control. These important factors include those discussed under "Risk Factors" and those listed below:

•	future economic conditions and the legal and regulatory environment in Michigan;

•	the effects of weather-related and other catastrophe events;

•	financial market conditions, including, but not limited to, changes in interest rates and values of investments;

•	the impact of acts of terrorism and acts of war on investment and reinsurance markets;

•	inflation;

•	the cost, availability and collectibility of reinsurance;

•	estimates and adequacy of loss reserves and trends in losses and loss adjustment expenses;

•	heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors;

•	our inability to obtain regulatory approval of, or to implement, premium rate increases;

•	inability to carry out marketing and sales plans, including, among others, development of new products or changes to existing products and acceptance of the new or revised products in the market;

•	unanticipated changes in industry trends and ratings assigned by nationally recognized rating organizations;

•	adverse litigation or arbitration results;

•	the ability to carry out our business plans; and

•	adverse changes in applicable laws, regulations or rules governing insurance holding companies and insurance companies, and changes that affect the cost of, or demand for, our products.

          Because forward-looking information is subject to various risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking information. Therefore, we caution you not to place undue reliance on this forward-looking information, which speaks only as of the date of this prospectus.

          All subsequent written and oral forward-looking information attributable to the Holding Company or the Insurance Company or any person acting on our behalf is expressly qualified in its entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to publicly release any revisions that may be made to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

HOW WE INTEND TO USE THE PROCEEDS

          Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion and stock issuance is completed, we anticipate the net proceeds will be between $5.775 million and $7.825 million. This amount includes the expected exchange of surplus notes for stock. We anticipate net cash proceeds in excess of the surplus note exchange will be between $2.142 million and $4.079 million. See "Pro Forma Data" and "Our Conversion and Stock Offering - How We Determined Our Price and the Number of Shares to be Issued in the Conversion Offering" as to the assumptions used to arrive at these amounts.

          Except for $250,000, which will be retained by the Holding Company for administrative expenses, the net proceeds will be contributed to the Insurance Company in exchange for all of its common stock. The surplus note exchange will improve the Insurance Company's capital position and reduce its overall interest expense. The Insurance Company expects to use the net cash proceeds to increase its capital base, reduce its quota share reinsurance, and increase its underwriting capacity. We expect such a reduction to our quota share reinsurance to result in an immediate increase in net written premiums of the Insurance Company. A portion of the proceeds may be used to prepay surplus notes that are not converted to common stock. However, the surplus note holders are not required to accept prepayment of their notes.

OUR POLICY REGARDING DIVIDENDS

          We do not intend to pay dividends in the foreseeable future and cannot assure our shareholders that dividends will be paid in the future. The Holding Company's principal source of cash available for payment of dividends is dividends from the Insurance Company. The payment of dividends by the Insurance Company is subject to limitations imposed by the Michigan Insurance Code. The Insurance Company may not pay an extraordinary dividend unless it notifies the Insurance Commissioner and the Insurance Commissioner does not disapprove the payment. An extraordinary dividend includes any dividend which, when taken together with other dividends paid within the preceding 12 months, exceeds the greater of 10% of an insurance company's statutory policyholders' surplus as of December 31 of the immediately preceding year or its statutory net income, excluding realized capital gains, for the 12-month period ending December 31 of the immediately preceding year. In order to pay any dividends, the Insurance Company must be in a position to satisfy the requirement that it continue to be safe, reliable and entitled to public confidence. Also, in the absence of approval of the Insurance Commissioner, dividends may only be paid from statutory earned surplus. Dividends may not exceed the amount of the Insurance Company's statutory capital stock account in any one-year unless it meets certain other requirements.

MARKET FOR THE COMMON STOCK

          We have never issued capital stock to the public. Consequently, there is no established market for our stock at this time. We expect that brokers will publish bid and ask quotations for our stock on the Pink Sheets centralized quotation service at the completion of the offering under the symbol "FMIC" following completion of the conversion. There can be no assurance that an established and liquid market for the common stock will develop, or if one develops, that it will continue. Furthermore, there can be no assurance that purchasers will be able to resell their shares at or above the purchase price.

CAPITALIZATION

          The following table presents the historical capitalization of the Insurance Company at September 30, 2003, and the pro forma consolidated capitalization of the Holding Company after giving effect to the sale of common stock at the total minimum, total midpoint and total maximum of the estimated valuation range as determined from the independent appraisal. For additional financial information regarding the Insurance Company, see the Financial Statements and related Notes appearing in this prospectus.

	Historical Capitalization Of the Insurance Company Sept. 30, 2003	Holding Company 637,500 Shares at $10.00 per Share	Holding Company 750,000 Shares at $10.00 per Share	Holding Company 862,500 Shares at $10.00 per Share
		(in thousands)

Surplus notes (1)	$5,264	$1,905	$1,853	$1,801

Shareholders' equity (2): Common stock, no par value per share; authorized 10,000 shares; as shown (3)	-0-	5,775	6,800	7,825

Retained earnings	7,550	7,550	7,550	7,550

Unrealized gains on investments	605	605	605	605

Total shareholders' equity	8,155	$13,930	$14,955	$15,980

Total surplus notes and shareholders' equity	$13,419	$15,835	$16,808	$17,781

(1)

The pro forma Surplus Notes balance reflects a reduction from the historical balance. The reduction is based on the assumption that all holders of the Surplus Notes, with the exception of one large note holder, will convert all of their Surplus Notes in conjunction with this offering. The total amount of Surplus Notes excluding the amount held the large note holder is $3,064,333 as of September 30, 2003. The Plan of Conversion, as approved by OFIS, will not permit the large note holder to acquire more than 5% of the outstanding shares of the Holding Company voting stock on conversion. The following table represents the anticipated amount of Surplus Notes expected to be converted in conjunction with this offering.

	637,500 Shares at $10.00 per Share	750,000 Shares at $10.00 per Share	862,500 Shares at $10.00 per Share

Other surplus note holders	$3,064,333	$3,064,333	$3,064,333
Large note holder	294,683	346,685	398,688

Total surplus notes expected to be converted	$3,359,016	$3,411,018	$3,463,021

(2)

Pro forma shareholders' equity is not intended to represent the fair market value of the common stock or the net fair market value of the Holding Company's assets and liabilities. The amounts indicated also are not intended to represent what would be available for distribution to shareholders, if any, in the event of liquidation. The pro forma data may be materially affected by a change in the number of shares to be sold in the conversion and by other factors.

(3)	Common stock reflects the net proceeds of the offering determined by subtracting anticipated sales agent commissions and expenses of the offering from the gross proceeds as follows:

	637,500 Shares at $10.00	750,000 Shares at $10.00	862,500 Shares at $10.00

Gross Proceeds	$6,375,000	$7,500,000	$8,625,000

Underwriting commissions and other expenses	600,000	700,000	800,000

Net proceeds from issuance of common stock	$5,775,000	$6,800,000	$7,825,000

Common stock does not reflect additional shares of common stock that could be issued pursuant to our stock-based incentive plan. The aggregate amount of common stock issuable under this plan is equal to 5% of the shares issued in the conversion, or 31,875 shares if 637,500 are issued, 37,500 shares if 750,000 are issued, and 43,125 shares if 862,500 are issued. Implementation of the stock-based incentive plan requires shareholder approval, which we expect to seek at our first annual meeting of shareholders held after the conversion. See the subsection entitled "Certain Benefits" under the heading "Management."

PRO FORMA DATA

          The following pro forma condensed consolidated balance sheet as of September 30, 2003, gives effect to the conversion as if it had occurred as of September 30, 2003, and assumes that 637,500 shares of common stock (the minimum number of such shares required to be sold) are sold in the subscription offering, including repayment of the surplus notes. The following pro forma condensed consolidated statements of income for the year ended December 31, 2002, and the nine months ended September 30, 2003, present consolidated operating results for the Holding Company as if the conversion had occurred as of January 1, 2002. Pursuant to the plan of conversion, the Insurance Company will convert from a mutual to a stock company and simultaneously issue shares of its capital stock to the Holding Company in exchange for a portion of the net proceeds from the sale of common stock in the offering. The conversion will be accounted for as a simultaneous conversion, recapitalization and share offering which will not change the historical accounting basis of the Insurance Company's financial statements. Completion of the conversion is contingent on the sale of a minimum of 637,500 shares of common stock. If less than the maximum number of shares of common stock are subscribed for in the offering, the remaining shares, up to the maximum of 862,500 shares, will be offered in the community offering. On the effective date of the conversion, the Insurance Company's name will be changed to Fremont Insurance Company and it will become a wholly owned subsidiary of the Holding Company. Since the Holding Company is not currently an active entity and will be the parent of the Insurance Company, the following pro forma data is also representative of the Insurance Company.

          The unaudited pro forma information does not purport to represent what the Holding Company's financial position or results of operations actually would have been had the conversion occurred on the dates indicated, or to project the Holding Company's financial position or results of operations for any future date or period. The pro forma adjustments are based on available information and certain assumptions that the Holding Company believes are factually supportable and reasonable under the circumstances. The unaudited pro forma financial information should be read in conjunction with the accompanying notes and the other financial information pertaining to the Insurance Company included elsewhere in this prospectus.

          The pro forma adjustments and pro forma consolidated amounts are provided for informational purposes only. The Holding Company's financial statements will reflect the effects of the conversion only from the date the event occurs.

Pro Forma Condensed Consolidated Balance Sheet
as of September 30, 2003
(Unaudited)

	Historical	Adjustments (2)	Pro Forma Consolidated (1)
		(in thousands)
Assets
Investments
Fixed income securities	$25,466	$2,239	$27,705
Equity securities	2,812	--	2,812
Total investments	28,278	2,239	30,517
Cash	3,296	--	3,296
Receivables	6,917	--	6,917
Reinsurance recoverables	15,364	--	15,364
Property and equipment, net	788	--	788
Deferred policy acquisition costs	366	--	366
Other assets	84	--	84

Total assets	$55,093	$2,239	$57,332

Liabilities and shareholders' equity
Losses and loss adjustment expenses	$10,646	--	$10,646
Unearned premiums	18,201	--	18,201
Ceded premium payable	7,741	--	7,741
Surplus notes	5,264	(3,359)	1,905
Other liabilities	5,086	(177)	4,909

Total liabilities	46,938	(3,536)	43,402
Shareholders' equity
Common stock (637,500 shares)	--	5,775	5,775
Retained earnings	7,550	--	7,550
Unrealized gains on investments	605	--	605

Total shareholders' equity	8,155	5,775	13,930

Total liabilities and shareholders' equity	$55,093	$2,239	$57,332

__________________

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2003.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED BALANCE SHEET
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1)

The unaudited pro forma condensed consolidated balance sheet, as prepared, gives effect to the sale of common stock at the minimum of the estimated range of the pro forma market value of the Insurance Company as a subsidiary of the Holding Company, as determined by the independent valuation by RP Financial, LC. For comparison with the above, the following table provides the net proceeds, pro forma shareholders' equity, pro forma shareholders' equity per share and the offering price as a percentage of pro forma shareholders' equity per share at the minimum, midpoint and maximum of the estimated valuation range.

	637,500 Shares at $10.00 per Share	750,000 Shares at $10.00 per Share	862,500 Shares at $10.00 per Share
		(in thousands)

Net proceeds from conversion	$5,775	$6,800	$7,825

Pro forma shareholders' equity	$13,930	$14,955	$15,980

Pro forma shareholders' equity per share (in dollars)	$21.85	$19.94	$18.53

Offering price as a percentage of pro forma shareholders' equity per share	45.77%	50.15%	53.97%

(2)	The pro forma adjustment to reflect the conversion and repayment of Surplus Notes is as follows (in thousands):
	Issuance of 637,500 shares at $10.00/share	$6,375
	Estimated conversion expenses	600
	Net proceeds from conversion	5,775
	Less payment of Surplus Notes	3,359
	Less accrued interest	177
	Net	$2,239

          The following pro forma condensed consolidated statements of income for the nine months ended September 30, 2003, and the year ended December 31, 2002, present consolidated operating results for the Insurance Company as if the conversion had occurred on January 1, 2002.

Pro Forma Condensed Consolidated Statement of Income
Nine Months Ended September 30, 2003
(Unaudited)

	Historical	Adjustments		Pro Forma Consolidated (3)
	(dollars in thousands, except per share data)
Revenue:
Net premiums earned	$12,714	--		$12,714
Investment income	711	--	(1)	711
Net realized investment gains (losses)	(208)	--		(208)
Other income, net	187	--		187

Total revenue	13,404	--		13,404

Expenses
Losses and LAE, net	8,231	--		8,231
Policy acquisition and other
underwriting expenses	4,756	--		4,756
Stock conversion expenses	--	--		--
Interest expense	327	(209)	(2)	118

Total expenses	13,314	(209)		13,105

Income (loss) before federal income tax	90	209		299

Federal income tax (benefit) expense	15	--		15

Net income (loss)	$75	$209		$284

Number of shares of common stock outstanding				637,500

Earnings per share				0.45

_________________

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED STATEMENT OF INCOME

(1)

Does not reflect any income from the investment of net proceeds available for investment and assumed to be received on January 1, 2002. This income is not "factually supportable" as that term is used in the Securities and Exchange Commission's rules and regulations. On a short-term basis, these proceeds are expected to be invested primarily in U.S. government securities and other federal agency securities. The average of the three-month U.S. Treasury bill rate in effect on each of December 31, 2002, March 31, 2003, and June 30, 2003, was 1.1% per annum. If these proceeds were invested at 1.1% for the nine months ended September 30, 2003, pro forma net income (after tax), as reported in these pro forma financial statements, would have increased by $12,200. Pro forma net income per share, as reported herein, would have increased by $0.02 for the nine months ended September 30, 2003.

(2)

Represents a reduction to interest expense for the period as a result of the $3,359,000 payment on the Surplus Notes effective January 1, 2002. For more information see footnote (1) to the Capitalization table.

(3)

The unaudited pro forma condensed consolidated statement of income, as prepared, gives effect to the sale of common stock at the minimum of the estimated range of the consolidated pro form market value of the Insurance Company as a subsidiary of the Holding Company, as determined by the independent valuation of RP Financial, LC.

Pro Forma Condensed Consolidated Statement of Income
Year Ended December 31, 2002
(Unaudited)

	Historical	Adjustments		Pro Forma Consolidated(4)
	(dollars in thousands, except per share data)
Revenue:
Net premiums earned	$16,426	--		$16,426
Net investment income	650	--	(1)	650
Net realized investment gains (losses)	(196)	--		(196)
Other income, net	153	--		153

Total revenue	17,033			17,033

Expenses
Losses and LAE, net	10,636	--		10,636
Policy acquisition and other
underwriting expenses	6,226	--		6,226
Stock conversion expenses	--	--	(3)	--
Interest expense	365	(288)	(2)	77
Settlement of benefit plan	425	--		425

Total expenses	17,652	(288)		17,364

Income (loss) before federal income tax	(619)	288		(331)

Federal income tax (benefit) expense	(45)	--		(45)

Net income (loss)	$(574)	$288		$(286)

Number of shares of common stock outstanding				637,500

Earnings per share				(0.45)

___________________

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income.

NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED STATEMENT OF INCOME

(1)

Does not reflect any income from the investment of net proceeds available for investment and assumed to be received as of January 1, 2002. This income is not "factually supportable" as that term is used in the Securities and Exchange Commission's rules and regulations. On a short-term basis, these proceeds are expected to be invested primarily in U.S. government securities and other federal agency securities. The average of the three-month U.S. Treasury bill rate in effect on each of December 31, 2001, March 31, 2002, June 30, 2002 and September 30, 2002, was 1.74% per annum. If these proceeds were invested at 1.74% for the year ended December 31, 2002, pro forma net loss (after tax), as reported in these pro forma financial statements, would have decreased by $25,700. Pro forma net loss per share, as reported herein, would have decreased by $0.04 for the year ended December 31, 2002.

(2)	Represents a reduction to interest expense for the period as a result of the $3,359,000 payment on the Surplus Notes effective January 1, 2002.

(3)

Costs and expenses related to the stock conversion estimated at $600,000 are treated as non-recurring after completion of the conversion. Therefore, this amount is not included in the historical consolidated column or the pro forma consolidated column.

(4)

The unaudited pro forma condensed consolidated statement of income, as prepared, gives effect to the sale of common stock at the minimum of the estimated range of the consolidated pro form market value of the Insurance Company as a subsidiary of the Holding Company, as determined by the independent valuation of RP Financial, LC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

          This analysis of the Insurance Company's financial condition and results of operations, as well as the Selected Financial Data presented in this prospectus, should be read in conjunction with the Insurance Company's Financial Statements and the other financial data regarding the Insurance Company found elsewhere in this prospectus. We use accounting principles that are in compliance with those generally accepted in the United States of America (GAAP). The discussion covers the Insurance Company's financial condition and results of operations for the nine-month periods ending September 30, 2003, and 2002, and for the years ended December 31, 2002, 2001, and 2000. The Insurance Company's fiscal year ends on December 31. Any reference in this analysis to a particular year means the fiscal year ended on December 31 of that year unless otherwise stated.

          In the description of our financial results, we use various ratios that investors compare and analyze. Those ratios are defined in the "Glossary of Selected Insurance Terms" in the prospectus.

Critical Accounting Policies

          General. We are required to make estimates and assumptions in certain circumstances that affect the amounts reported in our financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market trends, industry trends and other data we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions, and that reported results of operation will not be adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following policies and procedures are among the most sensitive to estimates and judgments.

          Liabilities for Loss and Loss Adjustment Expenses (LAE). These liabilities are estimates of the ultimate unpaid cost of all losses incurred, including losses for claims that have not yet been reported to the Insurance Company. The amount of the reserve for reported claims is based primarily on a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each occurrence, and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported claims and loss adjustment expense reserves are calculated by using historical and actuarial information by line of business as adjusted to current conditions. Inflation is implicitly provided for in the reserving function through analysis of costs, trends and comparisons of historical reserving results to the ultimate results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. Reserves are estimates. We expect that these estimates will be more or less than the amounts ultimately paid when the claim is settled. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the current financial statements.

          Loss reserving techniques, which rely on historical information as adjusted to reflect current conditions, have been consistently applied during the periods presented. Changes in the estimate of the liability for losses and LAE reflect actual payments and evaluations of new information and data since the last report.

          The loss reserves have been certified by an independent actuary and in their opinion meet the requirements of the insurance laws of Michigan, are computed in accordance with generally accepted loss reserving standards and principles, and make a reasonable provision for all unpaid loss and loss adjustment obligations of the Insurance Company under the terms of its contracts and agreements.

          Because of the nature of insurance claims, there are uncertainties inherent in the estimates of the ultimate loss payment. Court decisions, regulatory changes and economic conditions can affect the ultimate cost of claims that occurred in the past as well as uncertainties regarding future loss cost trends. The ultimate liability for unpaid losses and LAE will differ from the amount recorded at the last reported date.

          The property and casualty industry generally has incurred substantial aggregate losses from claims related to asbestos-related illnesses, environmental remediation, product and construction defect liability, mold and other uncertain exposures. However, the Insurance Company has not experienced significant losses or claims from these types of claims.

          The following table shows the loss and LAE reserves by major business segment. The reserves are reported gross of any amounts recoverable from reinsurers and are reduced for anticipated salvage and subrogation. Anticipated salvage and subrogation for the nine months ended September 30, 2003 and the years ended December 31, 2002, 2001, and 2000 was $650,000, $1,067,000, $582,000, and $556,000, respectively. The significant increase in anticipated salvage and subrogation during 2002 was due to several factors. First, the Insurance Company changed vendors with respect to its salvage program primarily relating to vehicle salvage. In 2002, the Insurance Company negotiated a contract with a salvage vendor that provided increased salvage recovery. Furthermore, during 2002, the Insurance Company began utilizing vendors who specialized in the area of subrogation and as a result were more aggressive in pursuing and receiving subrogation rewards. In addition, there were two claims outstanding at December 31, 2002 which had unusually high anticipated recoverable balances which approximated $347,000. As of September 30, 2003 the anticipated salvage and subrogation balance declined primarily as a result of settlements that were received on these two claims related to the balances recoverable.

	September 30, 2003	December 31,
		2002	2001	2000

Personal	$ 5,546	$ 5,146	$ 7,217	$ 5,876
Commercial	4,230	2,452	2,900	1,155
Farm	788	711	766	666
Marine	82	368	178	133

Total	$10,646	$ 8,677	$ 11,061	$ 7,830

          The total liability for net unpaid losses and loss adjustment expenses includes both reported and IBNR reserves. A point estimate was developed around which an actuarial range was built. As of September 30, 2003, the upper limit of the range for our carried reserves was 3.3% above the recorded net liability for unpaid losses and loss adjustment expenses and the lower limit was 11.2% below the recorded amount. The upper limit of the range and the lower limit of the range for the net unpaid losses and loss adjustment expenses by business segment were, as of September 30, 2003 as follows:

•	Personal. The upper limit of the actuarial range was 4.9% above and the lower limit was 11.1% below the recorded net liability for unpaid losses and loss adjustment expenses;

•	Commercial. The upper limit of the actuarial range was 1.6% above and the lower limit was 11.5% below the recorded net liability for unpaid losses and loss adjustment expenses;

•	Farm. The upper limit of the actuarial range was 3.4% above and the lower limit was 9.2% below the recorded net liability for unpaid losses and loss adjustment expenses; and

•	Marine. The upper limit of the actuarial range was 9.9% above and the lower limit was 7.0% below the recorded net liability for unpaid losses and loss adjustment expenses.

          In the following discussions, we refer to the term "loss development," which refers to the current calendar year income statement impact of changes in the provision for loss and LAE incurred in prior years. The following table shows the development of our reserves for unpaid losses and LAE on a GAAP basis for each of the years ended December 31, from 1993 to 2002. The line in the table titled "Net liability for loss and LAE," shows the initial reserves at the balance sheet date, including losses incurred but not reported. The portion of the table titled "Cumulative net paid as of," shows the cumulative amounts subsequently paid as of successive years with respect to the reserve shown at the top of the table. The portion of the table titled "Re-estimated net liability as of:," shows the re-estimated amount of the previously reported liability for loss and LAE based on experience as of the end of each succeeding year. The estimates of liability for loss and LAE change as more information becomes available about the frequency and severity of claims for individual years. A redundancy (or deficiency) exists when the re-estimated amount of liability at each December 31 is less (or greater) than the prior liability estimate. The "Net cumulative redundancy (deficiency)" depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years.

          The portion of the table titled "Gross liability end of year" shows the impact of reinsurance for the years shown, reconciling the net reserves in the upper portion of the table to gross reserves.

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
	(in thousands)

Net liability for loss & LAE	5,301	6,924	6,127	6,287	4,576	4,350	3,767	4,219	5,627	4,374

Cumulative net paid as of:
End of year	3,673	4,941	2,966	4,820	1,653	2,184	2,094	3,831	3,816
Two years later	4,844	5,471	4,415	4,990	2,730	2,314	3,128	5,089
Three years later	4,975	6,113	5,148	5,330	3,276	2,900	3,565
Four years later	5,317	6,434	5,147	5,457	3,624	3,153
Five years later	5,403	6,507	5,185	5,645	3,806
Six years later	5,406	6,542	5,288	5,749
Seven years later	5,431	6,582	5,380
Eight years later	5,478	6,667
Nine years later	5,563

Re-estimated net liability as of:
End of year	6,198	7,380	5,429	5,262	3,438	3,745	3,354	5,402	5,351
Two years later	6,369	6,711	5,332	5,940	3,697	3,071	3,628	5,802
Three years later	5,612	6,630	5,504	5,761	3,680	3,166	3,893
Four years later	5,605	6,768	5,365	5,652	3,766	3,343
Five years later	5,604	6,659	5,264	5,766	3,941
Six years later	5,547	6,624	5,348	5,883
Seven years later	5,531	6,663	5,443
Eight years later	5,565	6,726
Nine years later	5,607

Net cumulative (deficiency) redundancy	(306)	198	684	404	635	1,007	(126)	(1,583)	276

Gross liability end of year	6,051	8,296	8,486	7,451	8,419	7,202	8,942	7,830	11,061	8,677
Reinsurance recoverables	750	1,372	2,359	1,164	3,843	2,852	5,175	3,611	5,434	4,303
Net liability end of year	5,301	6,924	6,127	6,287	4,576	4,350	3,767	4,219	5,627	4,374

Gross re-estimated liability - latest	6,839	8,303	8,491	8,194	8,846	8,553	8,726	13,178	9,863
Re-estimated reinsurance recoverables	1,232	1,577	3,048	2,311	4,905	5,210	4,833	7,376	4,512
Net re-estimated liability -- latest	5,607	6,726	5,443	5,883	3,941	3,343	3,893	5,802	5,351

Gross cumulative (deficiency) redundancy	(788)	(7)	(5)	(743)	(36)	(947)	216	(5,348)	1,198

          Since 1993, the Insurance Company's reserve development on prior reserves ranged from favorable development of 23.2% in 1998 to adverse development of 37.5% in 2000. The average development for the years 1993 to 2001 was 2.5% favorable development. In 2000, our reserves experienced adverse development because a winter storm occurred in mid December and most of the losses were not reported until January, 2001. The unexpected adverse development was larger than anticipated. Our reserves in 1997 and 1998 were quite conservative because we introduced a new line of business, Workers Compensation, in 1997 and also emphasized growth in the Commercial line. We had limited historical information on which to base our incurred but not reported losses and so conservatively estimated them.

     The key assumptions used in management's selection of ultimate reserves include actuarial methodologies, a review of current pricing and underwriting initiatives, evaluation of reinsurance coverage and retention levels, and a detailed claim analysis with emphasis on how aggressive claims handling may be impacting the paid and incurred loss data contained in the actuarial methods.

          Investments. Our investment securities are classified as available for sale. Investments classified as available for sale securities are available to be sold in the future in response to the Insurance Company's liquidity needs, changes in market interest rates, tax strategies and asset-liability management strategies, among other reasons. Available for sale securities are reported at fair value, with unrealized gains and losses reported in the accumulated other comprehensive income component of shareholders' equity, net of deferred taxes and the corresponding deferred tax asset valuation allowance.

          Other Than Temporary Impairments of Securities and Unrealized Losses on Investments. We review the status and market value changes of our securities portfolio on at least a quarterly basis during the year, and any provisions for other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, we consider, in addition to a security's market price history, the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, analyst expectations, and our intent and ability to retain fixed maturity securities for a period of time sufficient to allow for anticipated recovery in market value,in their totality to reach our conclusions.

          Additionally, our impairment evaluation and recognition for interests in mortgage-backed/asset-backed securities is conducted in accordance with the guidance provided by the Emerging Issues Task Force of the Financial Accounting Standards Board. Under this guidance, impairment losses on securities must be recognized if both the fair value of the security is less than its book value and the net present value of expected future cash flows at the most recent (prior) estimation date. If these criteria are met, an impairment charge, calculated as the difference between the current book value of the security and its fair value, is included in earnings as a realized loss in the period the impairment arose. As a result of this re-evaluation process there were no impairment losses recorded during the years ended December 31, 2002, 2001, and 2000.

          For the nine month period ended September 30, 2003, the Insurance Company recorded a pre-tax charge to earnings, included in net realized gains (losses) on the statement of operations, of approximately $179,000 relating to equity securities that the Insurance Company determined were other than temporarily impaired. During the years ended December 31, 2002, 2001 and 2000 the Insurance Company recorded a pre-tax charge to earnings, included in net realized gains (losses) on the statement of operations, of approximately $277,000, $210,000 and $71,000, respectively, relating to equity securities that the Insurance Company determined were other than temporarily impaired.

          At September 30, 2003, December 31, 2002 and December 31, 2001 gross unrealized depreciation on available for sale securities, which were not impaired, was approximately $107,000, $466,000 and $321,000, respectively.

          Policy Acquisition Costs. We defer certain policy acquisition costs, which vary with, and are directly related to, the production of business. In our case, these deferred costs consist primarily of agent commissions incurred net of ceding commissions earned. These costs are amortized over the effective period of the related insurance policies. The method followed in computing deferred policy acquisition costs limits the amount of deferred costs to their estimated realizable value, which gives effect to the premium earned, related investment income, loss and loss adjustment expense and certain other costs expected to be incurred as the premium is earned. Future changes in estimates, the most significant of which is expected to be loss and loss adjustment expense, may require accelerated recognition of deferred policy acquisition costs. Deferred policy acquisition costs at December 31, 2002 and 2001 amounted to $714,111 and $534,272, respectively. The net amortization of deferred policy acquisition costs for the years ending December 31, 2001 and 2000 amounted to $678,600, $702,479 and $842,692, respectively.

          Reinsurance. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. These balances are the amounts we expect to collect from our reinsurers for settled claims and for claims that are in the process of adjustment but have not been completely settled. Premiums paid for reinsurance contracts are recognized over the contract period during which the reinsurance coverage attaches to the underlying policy. Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and LAE are reported separately as assets, instead of being netted with the associated liabilities, because reinsurance does not relieve us of our legal liability to the claimants. Additionally, the same uncertainties associated with estimating unpaid loss and LAE affect the estimates for the ceded portion of these liabilities. We continually monitor the financial condition of our reinsurers.

          The effect of reinsurance on premiums written and earned for the years ended December 31, 2002, 2001 and 2000, are as follows:

	2002		2001		2000
	Written	Earned	Written	Earned	Written	Earned

Direct	$34,110,500	$34,678,423	$36,040,062	$35,175,495	$33,035,751	$31,688,086
Assumed	137,578	117,498	52,437	44,586	(114,123)	89,698
Ceded	(17,843,410)	(18,370,284)	(18,761,481)	(18,356,760)	(17,401,986)	(16,628,305)
Net Premiums	$16,404,668	$16,425,637	$17,331,018	$16,863,321	$15,519,642	$15,149,479

          Losses and loss adjustment expenses reported on the statement of operations are net of ceded amounts of approximately $6,742,000, $16,902,000 and $9,550,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

          The Insurance Company receives a ceding commission in conjunction with its reinsurance activities. These ceding commissions are offset against direct commission expense and were $4,239,768, $5,220,378 and $5,068,461 in 2002, 2001, and 2000, respectively.

          Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. At December 31, 2002, the Insurance Company had recoverables of $12,975,000. This balance was comprised of $1,007,000 for paid losses, $4,302,000 for unpaid losses and $7,666,000 in unearned premium ceded to the reinsurers. At December 31, 2001, the Insurance Company had recoverables of $17,022,000. This balance was comprised of $3,397,000 for paid losses, $5,433,000 for unpaid losses and $8,192,000 for unearned premium ceded to the reinsurers.

          Income Taxes. Deferred federal income tax assets and liabilities are recognized for the expected future tax consequences attributable to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets primarily relate to deductible temporary differences for unpaid losses and loss adjustment expenses and unearned premiums, as well as minimum tax credit carry forwards. We review our net deferred federal tax asset on a regular basis for recoverability based on the availability of future taxable income in the years when the deductible temporary differences are expected to reverse. As a result of this review, we have established a valuation allowance of $5,730,000, which reduces the Insurance Company's net deferred tax asset to zero.

Nine Months Ended September 30, 2003 and September 30, 2002

Results Of Operations

          Direct Written Premium. Direct written premium increased approximately 12% in the first nine months of 2003 primarily due to increased business from our top performing agents and rate increases. In 2002, we reduced premium by over $3,000,000 from the agency reorganization process, including a decision by management to discontinue writing larger apartment structures. Our premium decrease in the first nine months of 2002 was approximately 7.9%.

          The commercial segment is the fastest growing segment, which is part of our strategy to better balance our business between the personal, commercial, farm and marine segments. We feel this balancing of the business will provide better catastrophe management because commercial and marine segments are less prone to catastrophes in Michigan. We also feel there is an advantage to a balanced book since the cyclical nature of insurance does not necessarily impact the different segments at the same time.

Direct written premium by major business segment is as follows:

	For the Nine Months Ended September 30

	2003	2002	% Change	% of Business
Personal	$16,269,929	$15,171,517	7.2%	58.6%
Commercial	7,262,089	5,861,399	23.9%	26.1%
Farm	3,142,258	2,854,446	10.1%	11.3%
Marine	1,110,499	927,646	19.7%	4.0%
Total Direct written premium	$27,784,775	$24,815,008	12.0%	100.0%

Net losses incurred, net premiums earned, and net loss ratio by major business segment for the nine months ended September 30 were as follows:

	2003 Net Losses Incurred	2003 Net Premiums Earned	Net Loss Ratio	2002 Net Losses Incurred	2002 Net Premium Earned	Net Loss Ratio
Personal	$3,565,082	$7,392,570	48.2%	$4,795,185	$8,157,687	58.8%
Commercial	2,296,409	3,493,727	65.7%	973,219	2,536,106	38.4%
Farm	616,183	1,434,146	43.0%	960,626	1,410,017	68.1%
Marine	146,020	393,245	37.1%	331,262	349,512	94.8%
Total	$6,623,6948	$12,713,688	52.1%	$7,060,292	$12,453,322	56.7%

          Net earned premiums for the nine months ended September 30, 2003 increased $261,000, or 2.1%, to $12,714,000 from $12,453,000 for the comparable 2002 period. The increase is a result of a shift in our book of business relating primarily to our personal and commercial segments. Net earned premiums for the personal segment for the nine months ended September 30, 2003 decreased $765,000, or 9.4%, to $7,393,000 from $8,158,000 for the comparable 2002 period. During 2002, written premiums from the personal segment decreased as a result of ongoing agency reorganizations. As part of the agency reorganization, the Insurance Company terminated its relationship with many under performing agencies resulting in a reduction to written premiums for the personal segment during 2002. The reduction in 2002 written premiums has resulted in a decline to earned premiums for the personal segment during the nine months ended September 30, 2003. Net earned premiums for the commercial segment for the nine months ended September 30, 2003 increased $958,000, or 37.8%, to $3,494,000 from $2,536,000 for the comparable 2002 period. The increase in net earned premiums in the commercial segment is due to the Insurance Company's continued efforts to achieve a balanced book of business.

          Investment Income. Net investment income, excluding realized gains and losses, was $711,000 for the nine months ended September 30, 2003, compared with $459,000 for the nine months ended September 30, 2002, an increase of $252,000 or 55.2%. The annualized rate of return on invested assets, including cash and cash equivalents, was 3.5% at September 30, 2003, compared with 2.8% at September 30, 2002. The increase was primarily due to growth in cash and invested assets. Cash and invested assets grew to $31,574,000 as of September 30, 2003, from $21,847,000 as of September 30, 2002, an increase of $9,727,000 or 44.5%. The growth in invested assets was due to an increase in net cash flows provided from operating activities which included $5.7 million of cash received as a result of the termination of the 2002 quota share reinsurance contract in addition to approximately $1.6 million of additional surplus notes which were sold during December 2002 and early 2003.

          Net realized investment loss was $208,000 for the nine months ended September 30, 2003, compared with $16,000 for the nine months ended September 30, 2002. Included in the net realized loss for the nine months ended September 30, 2003 is an other than temporary impairment write-down on equity securities, which amounted to $179,000. The remaining net realized investment loss of $29,000 was primarily from calls of fixed maturity securities. The net realized investment loss during the nine months ended September 30, 2002 was due primarily to calls of fixed maturity securities.

          Loss and LAE. Loss and LAE decreased by $208,000 in the first nine months of 2003, to $8,231,000, from $8,439,000 in 2002. This decrease was due to improved underwriting performance during the period on slightly increased earned premium.

          The property and casualty business can experience catastrophes caused by severe weather and small storm shock losses that typically occur during the first nine months of the calendar year. We also face losses due to snow and ice during the late winter months and wind and hail storms in the spring or early summer. The last three months of the year are normally less impacted by weather and experience better underwriting results. On a comparative basis, no major weather events have impacted either year. Items positively impacting underwriting during 2003 include results from agency reorganization, better balance between the personal and commercial lines of business, increased use of insurance scoring, and premium rate adequacy.

          We experienced an increase in other underwriting expenses of $90,000 in the first nine months of 2003 compared to the same period in 2002 primarily due to an increase in the net amortization of deferred policy acquisition costs. As of September 30, 2002, we received a lower ceding commission percentage on our quota share reinsurance contracts. Effective December 31, 2002, we began receiving a higher ceding commission percentage under a new quota share reinsurance contract. As a result, deferred policy acquisition costs were higher at September 30, 2002 compared to September 30, 2003.

          Based on the foregoing changes, our net income increased to $75,000 in the first nine months of 2003 from a net loss of $741,000 in the same period in 2002, an increase of $816,000.

Fiscal Years Ended December 31, 2002 and 2001

Results Of Operations

          Direct Written Premium. Direct written premiums in 2002 were approximately $34,100,000, a decrease of $1,900,000, or 5.3%, from the approximately $36,000,000 in 2001. Our business plan for 2002 anticipated the decrease as a result of the ongoing agency reorganization and withdrawing from large apartment-type risks. These actions resulted in an approximate written premium reduction of $3,000,000 over a two-year period. The major decrease came in the homeowners (including mobile homes) and personal dwelling lines, down $2,076,000, or 13.3%, and $757,000, or 27.3%, respectively. Increases came in our targeted segments of business: the commercial sector grew 12.0% to $8,835,000 in 2002 from $7,886,000 in 2001, the workers compensation grew 10.2% to $1,670,000 in 2002 from $1,516,000 in 2001; and marine grew 11.5% to $1,055,000 in 2002 from $947,000 in 2001.

          For many years the Insurance Company was primarily a homeowners' insurance company. In an attempt to balance our product offerings and to manage our catastrophe exposure we targeted growth in other lines. Premiums in the homeowners' line decreased in 2002 due to the agency reorganization process to $13,514,000 in 2002 from $15,590,000 in 2001. We do not plan significant growth in this line in the near future. It is our intent to maintain the profitable homeowner business we already have, continue to non-renew or cancel unprofitable business, and replace the unprofitable policies with high quality, targeted, multi-policy homeowners and auto business. The Insurance Company plans to increase premium written in personal auto and commercial lines of business in the future. Growth will be monitored to meet the ratio of premium to surplus required by OFIS.

          Direct written premium by major business segment for the years ended December 31 was as follows:

	2002	2001	% Change	% of Business
Personal	$20,329,238	$23,155,501	(12.2)%	59.6%
Commercial	8,834,957	7,885,718	12.0%	25.9%
Farm	3,891,070	4,052,096	(4.0)%	11.4%
Marine	1,055,235	946,747	11.5%	3.1%
Total Direct Written Premium	$34,110,500	$36,040,062	(5.4)%	100%

          Our treaty reinsurance premiums ceded in 2002 were $4,356,000, an increase of $868,000, or 24.9%, from $3,488,000 in 2001. The increase was due to less than desirable global underwriting results for reinsurers in 2001, including the losses sustained from the September 11, 2001, terrorist attack.

          We have quota share reinsurance agreements that reduce net premiums written. The quota share arrangement is monitored regularly to assess the possibility of altering the participation of the reinsurers. We ceded $13,488,000 in premium during 2002 compared to $15,273,000 in 2001, a decrease of $1,785,000, or 11.7%. Our direct written premium decreased in 2002 resulting in a decrease in the quota share ceded premium.

          Net earned premiums for the year ended December 31, 2002 decreased $437,000, or 2.6%, to $16,426,000 from $16,863,000 for the comparable 2001 period. The decrease is a result of a shift in our book of business relating primarily to our personal and commercial business segments. Net earned premiums for the personal segment for the year ended December 31, 2002 decreased $878,000, or 7.6%, to $10,691,000 from $11,569,000 for the comparable 2001 period. As discussed above, premiums from the personal segment decreased as a result of ongoing agency reorganizations. As part of the agency reorganization the Insurance Company terminated its relationship with many underperforming agencies resulting in a reduction of premiums to the personal segment during 2002. Net earned premiums for the commercial segment for the year ended December 31, 2002 increased $546,000, or 19.2%, to $3,383,000 from $2,837,000 for the comparable 2001 period. The increase in the commercial segment was due to the Insurance Company's continued efforts to achieve a balanced book of business by focusing on increasing its share of the commercial market.

          Investment Income. Net investment income decreased $307,000, or 32.1%, in 2002 to $650,000 from $957,000. The rate of return on invested assets, including cash and cash equivalents, decreased to 2.9% in 2002, from 4.4% in 2001. Our five-year average return is 3.9% compared to the industry average of 4.4%. The primary reason for the decreased investment income was lower interest rates that caused early prepayment of mortgage-type instruments and bonds called at the earliest date possible. We often were not able to purchase replacement investments at the same or higher rate resulting in a higher cash and cash equivalent balance at December 31, 2002 compared to 2001. Cash and invested assets grew by $1,996,000 or 9.4% to $23,235,000 at December 31, 2002 compared to $21,239,000 at December 31, 2001. The growth was comprised of an increase in our cash and cash equivalent balance of $4,506,000 offset by a reduction in our fixed maturity and equity securities of $2,510,000.

          In 2002, we recognized $196,000 in net realized investment losses compared to net realized investment gains of $59,000 in 2001. During 2002, we had net realized losses on the sale of equity securities of $2,000 compared to net realized gains of $206,000 in 2001. In addition, we recorded an other than temporary impairment on certain equity securities of $277,000 in 2002 compared to $210,000 in 2001. Net realized gains on the sale or disposition of fixed maturities in 2002 were $83,000 compared to $64,000 in 2001.

          The following table summarizes securities with unrealized gains and losses at December 31, 2002:

	Fair Value	Unrealized Gains	Unrealized Losses
Fixed income securities:		(In thousands)

U.S. government and government agencies	$1,224	$5	$ --
Public utilities	876	26	0
Corporate securities	6,463	47	93
Mortgage backed securities	5,796	101	66
Sub total	14,359	179	159

Equity Securities:
Preferred stock	656	0	2
Common stock	2,009	137	305
Sub total	2,665	137	307
Total	$17,024	$316	$466

          All securities are listed as available for sale. We evaluate securities for impairment on a regular basis and specifically determine on an individual security basis whether or not the decline in value is other than temporary. Equity securities with unrealized losses at December 31 were generally determined to have temporary declines in value due to geopolitical reasons or a reaction to their particular industry rather than fundamental reasons. We believe it is more likely than not that those securities will appreciate in value. If it is subsequently determined that our assessment of those companies is incorrect and we conclude the decline in value is other than temporary, future earnings will be negatively affected.

          The following table summarizes the length of time equity securities with unrealized losses at December 31, 2002, have been in an unrealized loss position:

			Length of Unrealized Loss
	Fair Value	Unrealized Loss	Less Than 6 Months	6 to 12 Months	Over 12 Months
			(in thousands)

Common stock	$2,009	$305	$28	$277	--
Preferred sock	656	2	2	--	--
Total	$2,665	$307	$30	$277	--

          At December 31, 2002, corporate securities accounted for 45.0% of our bond portfolio, mortgage backed securities were 40.4%, U. S. government and government agency bonds were 8.5%, and public utilities were 6.1%.

          At December 31, 2002, our common equity portfolio had a concentration in the U. S. industrial and miscellaneous sector of 76.3%, 15.8% was in the public utilities sector, and 7.9% was in the banks, trusts and insurance sector.

          Other Income. Other income primarily includes charges for services such as fees for premium payments made on an installment plan, fees for non-sufficient funds check charges and late payment fees. Other income in 2002 was $153,000 compared to $154,000 in 2001.

          Settlement/Curtailment of Benefit Plan. Prior to 2002, the Insurance Company provided a defined benefit pension plan for employees. The pension plan operated in an over funded status in recent years with continuing increases in administrative and actuarial costs. Consistent with business trends, more emphasis was placed on enhancing contributions to our 401(k) defined contribution plan. We decided in 2001 to terminate the pension plan. Regulations are explicit in handling the termination process and a pension plan actuary was retained to direct the process.

          Effective November 30, 2001, we terminated the sponsored defined benefit plan. As of January 1, 2001, we had estimated that plan assets would exceed the projected benefit obligation as of the date of termination and a prepaid benefit cost was recorded. As a result of the termination of the plan during 2001, we recognized a curtailment gain of approximately $1,109,000 resulting in a prepaid benefit cost of $1,454,694 as of December 31, 2001. During 2002, we recorded net periodic benefit income of approximately $138,000 and a $424,808 settlement loss. After giving effect to the 2002 net periodic benefit income the remaining prepaid benefit cost was liquidated in August of 2002. In accordance with the terms of the liquidation, we received approximately $701,000 upon settlement. In addition to the net periodic benefit income, we also contributed approximately $293,000 to our 401(k) plan and approximately $175,000 was paid in excise taxes as a result of the termination. The impact of the net periodic benefit income, 401(k) contribution and excise taxes during 2002 which approximated $333,000, is reflected within policy acquisition and other underwriting expenses in the 2002 statement of operations.

          Underwriting Results. The Insurance Company's combined ratio, net loss before federal income taxes and net loss ratios for selected major business segments are shown in the table below:

	2002	2001

Combined ratio	100.7%	119.8%

Income (loss) before federal income taxes	$(619,000)	$(1,384,000)

Net loss ratios:
Personal	56.3%	76.1%
Commercial	31.9%	76.2%
Farm	59.1%	66.1%
Marine	96.3%	61.9%
Total	52.7%	74.6%

          Effects of Catastrophe Losses. Severe weather is one of the greatest risks a property insurer faces today. Weather patterns have changed in recent years, leaving insurance companies with increased exposure to large aggregate losses from windstorms, tornados, and winter storms. Examples of recent catastrophe storms are: a windstorm on May 31, 1998, that caused the Insurance Company to incur $7,152,000 in damages, resulting in a $1,098,000 net loss after reinsurance recovery; a winter snowstorm on January 1, 1999, that caused the Insurance Company to incur $2,078,000 in damages resulting in a $684,000 net loss after reinsurance recovery; and a winter storm on December 12, 2000, that caused the Insurance Company to incur $4,991,000 in damages resulting in a $1,452,000 net loss after reinsurance recovery. Catastrophe losses in 2001 produced gross losses of $6,046,000 for the Insurance Company and net losses of $2,464,000 after reinsurance recovery.

          Significant fluctuations in the net loss ratio of our personal segment (i.e. homeowners, mobilowners, dwelling, fire and inland marine) and the farm segment are typically due to the catastrophe losses. Our commercial segment is less affected by weather and helps to minimize the effect of catastrophes on our overall business. However, in previous years we experienced unsatisfactory results in the businessowners (BOP) line, a component of our commercial business segment. These losses were traced to apartment building exposures. After strict underwriting and increasing prices failed to turn the line profitable, management decided to discontinue this product. As a result, most apartment buildings with 5 or more families in residence have been non-renewed or cancelled and were off the books as of the end of 2002. The net loss ratio for the Insurance Company's marine segment increased to 96.3% in 2002 from 61.9% in 2001. The significant increase in the net loss ratio was due to larger than normal losses primarily attributable to a two-boat collision and a fire in a storage facility that contained two boats insured by the Insurance Company. Given the fact that marine is our smallest segment with 2002 net earned premiums of $485,000, these two losses during the year caused a significant increase in the net loss ratio.

          As a result of adverse (redundant) development on prior accident years' reserves, the liability for loss and loss adjustment expenses changed by ($276,000) and $1,148,000 for the years ended December 31, 2002 and 2001, respectively. The adverse development in 2001, which approximated 27.2% of the net liability for loss and loss adjustment expenses as of the beginning of the year, was due primarily to a winter storm that occurred in December of 2000. Although the storm occurred in December of 2000, the actual damage, primarily consisting of water damage to roofs, occurred in January 2001.

          The winter storm resulted in significant accumulations of snow during December of 2000. As opposed to a consistent melt of the snow there were erratic shifts in temperatures subsequent to the snowstorm that caused the snow to melt and then re-freeze over a period of several days. This situation, commonly known as ice damming, caused significant water damage to roofs of the Insurance Company's policyholders. In addition to the actual damage, which did not occur until January 2001 and was not known as of the December 31, 2000, most claims did not begin to be reported until January 2001 resulting in adverse development in 2001. The total damage incurred by the storm approximated $5,000,000.

          Loss adjustment expense ratios remained constant between 2002 and 2001 at approximately 12.0%. While the ratios are higher than our goal of 10% to 11%, we are encouraged with two years of reductions from prior years where the ratios were from 12.5% to 14.5%. These improvements can be attributed to controlling legal expenses, improved underwriting results, and less frequent use of independent adjusting firms.

          Our underwriting expense ratio in 2002 increased 14.5% relative to our underwriting expense ratio in 2001. This increase was due to a planned decrease in premium writings (spreading fixed costs over a smaller premium base increases ratio), increased reinsurance rates (reduces the net premium written, spreading the expenses over a smaller premium base), and reduced ceding commissions on the quota share reinsurance contracts (increasing the net expenses).

          Federal Income Tax. In 2002, we filed a request for refund of 1998 and 2000 Federal Income taxes paid due to the suspension of the limitation on the use of Alternative Minimum Tax net operating losses for those years. The requested amount was $45,000. The IRS approved the request in 2003 and refunded the overpayment.

Fiscal Years Ended December 31, 2001 and 2000

Results Of Operations

          Direct Written Premium. Direct written premiums in 2001 were approximately $36,040,000, an increase of 9.1% from approximately $33,036,000 in 2000. The major increases came in the targeted segments of business: commercial multi-peril, workers compensation and personal auto lines, up $1,690,000, or 47.4%, $592,000, or 64.1% and $1,281,000, or 36.5%, respectively. Decreases came in our non-targeted segments of business: homeowners & mobilowners lines fell 2.4%, or $382,000, in 2001 from 2000; with personal dwelling lines declining 26.5% to $2,775,000 in 2001 from $3,774,000 in 2000. A new product, a yacht policy, was introduced to the marine line of business during 2001. Premiums increased in 2001 by 24.6% to $947,000 from $760,000 in 2000. In 2000 we added commercial auto, which we expected to compliment the other commercial polices.

Direct written premium by major business segment for the twelve months ended December 31 was as follows:

	2001	2000	% Change	% of Business
Personal	$23,155,501	$23,255,754	(0.4)%	64.3%
Commercial	7,885,718	4,925,579	60.12%	21.9%
Farm	4,052,096	4,094,624	(1.0)%	11.2%
Marine	946,747	759,794	24.6%	2.6%
Total Direct Written Premium	$36,040,062	$33,035,751	9.1%	100%

          In 2001, treaty reinsurance premiums ceded decreased slightly to $3,488,000, from $3,497,000 in 2000. This change was due to the termination of an aggregate stop loss contract, saving us approximately $400,000, but was offset by slightly higher rates in 2001 and the increased direct written premium causing increased ceded premium.

          We ceded $15,273,000 in premium during 2001, compared to $13,905,000 in 2000, to the quota share reinsurers. Our direct written premium increased in 2001 and that caused an increase in the quota share premium ceded.

          Net earned premiums for the year ended December 31, 2001 increased $1,714,000, or 11.3%, to $16,863,000 from $15,149,000 for the comparable 2000 period. The increase is primarily a result of the Insurance Company focusing its efforts on expanding and growing the commercial segment in order to balance out the Insurance Company's book of business. Net earned premiums for the commercial segment for the year ended December 31, 2001 increased $1,183,000, or 71.5%, to $2,837,000 from $1,654,000 for the comparable 2000 period. Net earned premiums for the personal segment for the year ended December 31, 2001 increased $412,000, or 3.7%, to $11,569,000 from $11,157,000 for the comparable 2000 period. The increase is due primarily to the personal auto product line, which experienced an increase in net earned premiums of $822,000 in 2001 compared to 2000. The increase in personal auto was offset by declines in other product lines including homeowners, mobilowners and personal dwelling lines, which are also components of the personal business segment. Collectively, net earned premiums from these other personal lines decreased $410,000 or 4.2% in 2001 compared to 2000.

          Investment Income. Net investment income decreased in 2001 to $957,000 from $1,110,000 in 2000. Net return on invested assets, including cash and cash equivalents, decreased to 4.4% in 2001, from 5.0% in 2000. The decline is attributable to lower interest rates during 2001 coupled with a decrease in average invested assets, which was due to liquidating investments to fund catastrophe payments. Cash and invested assets decreased by $1,341,000 or 5.9% to $21,239,000 at December 31, 2001 compared to $22,580,000 at December 31, 2000.

          In 2001, we recognized $59,000 in net realized investment gains compared to net realized investment gains of $218,000 in 2000. During 2001, we had net realized gains on the sale of equity securities of $206,000 compared to net realized gains of $251,000 in 2000. In addition, we recorded an other than temporary impairment on certain equity securities of $210,000 in 2001 compared to $71,000 in 2000. Net realized gains on the sale or disposition of fixed maturities in 2001 were $64,000 compared to a loss of $17,000 in 2000. During 2000, we also recognized a realized gain of $55,000 on the sale of real estate.

          The following table summarizes securities with unrealized gains and losses at December 31, 2001:

	Fair Value	Unrealized Gains	Unrealized Losses
Fixed income securities:		(In thousands)

U.S. government and government agencies	$411	$10	$--
Public utilities	554	3	2
Corporate securities	1,711	17	76
Mortgage backed securities	11,308	81	111
Sub total	13,984	111	189

Equity Securities:
Preferred stock	$3,260	--	$49
Common stock	2,290	$176	83
Sub total	$5,550	$176	$132
Total	$19,534	$287	$321

          The following table summarizes the length of time equity securities with unrealized losses at December 31, 2001, were in an unrealized loss position:

			Length of Unrealized Loss
	Fair Value	Unrealized Loss	Less Than 6 Months	6 to 12 Months	Over 12 Months
			(in thousands)

Common stock	$2,290	$83	$53	$30	--
Preferred sock	3,260	49	41	--	8
Total	$5,550	$132	$94	$30	$8

          At December 31, 2001, mortgage backed securities accounted for 80.9% of our bond portfolio, corporate securities were 12.2%, public utilities were 4.0%, and U.S. government and government agency bonds were 2.9%. Our bond portfolio included a Xerox Corporation Bond in the amount of $200,000 that was rated Ba1 by Moodys.

          At December 31, 2001, our common equity portfolio was concentrated in industrials with 75.0%, public utilities with 15.8%, and banks, trusts and insurance companies with 9.2%. The preferred equity portfolio was made up of banks, trusts and insurance companies with 77.1%, public utilities with 18.3%, and industrials and miscellaneous with 4.6%.

          Termination of Benefit Plan. Effective November 30, 2001, we terminated the sponsored defined benefit plan. As of January 1, 2001, we had estimated that plan assets would exceed the projected benefit obligation as of the date of termination and a prepaid benefit cost was recorded. As a result of the termination of the plan during 2001, we recognized a curtailment gain of approximately $1,109,000 resulting in a prepaid benefit cost of $1,454,694 as of December 31, 2001.

          Underwriting Results. The Insurance Company's combined ratios, net income (loss) before federal income tax and net loss ratios for selected major business segments are shown in the table below:

	2001	2000

Combined ratio	119.8%	101.1%

Income (loss) before federal income taxes	$(1,384,000)	$1,027,000

Net loss ratios:

Personal	76.1%	61.5%

Commercial	76.2%	19.5%

Farm	66.1%	33.1%

Marine	61.9%	48.1%

Total	74.6%	52.9%

          Effects of Catastrophe Losses. Catastrophe losses in 2001 produced gross losses of $6,016,000 and net losses of $2,467,000 after reinsurance recovery, which had a negative impact on the Insurance Company's net loss ratios in the personal and farm segments. There were no significant catastrophe losses incurred in 2000. Significant fluctuations in the net loss ratio of our personal segment (i.e. homeowners, mobilowners, dwelling fire and inland marine) and the farm segment are typically due to the catastrophe losses.

          The Insurance Company's commercial segment is typically less affected by weather, which helps to minimize the effects on the Insurance Company's overall business. The Insurance Company experienced unsatisfactory results in the habitational (apartment houses) exposures, which is a component of our commercial segment. In 2001, we incurred losses on these exposures, which increased our net loss ratio in the commercial segment. After strict underwriting and increasing prices failed to turn the product to profitability, management decided to discontinue this product. As a result, most apartment houses with 5 or more families in residence were non-renewed or cancelled. The commercial net loss ratio for 2000 was 19.5% and was due to an unusually mild year with respect to incurred losses for this segment. The net loss ratio for the marine segment increased to 61.9% in 2001 compared to 48.1% in 2000. The increase in this segment's net loss ratio is primarily due to increased frequency of losses.

          In 2001, a year which experienced an increase in net incurred losses of 56.8%, we were able to minimize the increase in our loss adjustment expense which increased only 6.2%. Our underwriting expense ratio in 2001 decreased 6.8% compared to 2000. This decrease was due to increased premium writings (spreading fixed costs over a larger premium base decreases the ratio) and expense reduction efforts in the legal, auditing, miscellaneous taxes and contract labor areas.

          As a result of adverse (redundant) development on prior accident years' reserves, the liability for loss and loss adjustment expenses changed by $1,148,000 and ($424,000) for the years ended December 31, 2001 and 2000, respectively. The adverse development in 2001, which approximated 27.2% of the net liability for loss and loss adjustment expenses as of the beginning of the year, was due primarily to a winter storm that occurred in December of 2000. Although the storm occurred in December of 2000 the actual damage primarily consisting of water damage to roofs was took place in January of 2001.

          The winter storm resulted in significant accumulations of snow during December 2000. Instead of a consistent melt of the snow, there were erratic shifts in temperatures subsequent to the snowstorm, which caused the snow to melt, and then re-freeze over a period of several days. This situation, commonly known as ice damming, caused significant water damage to roofs of the Insurance Company's policyholders. In addition to the actual damage, which did not occur until January 2001 and was not known as of December 31, 2000, most claims did not begin to be reported until January 2001, resulting in adverse development in 2001.

Liquidity and Capital Resources

          The principal sources of funds for the Insurance Company are insurance premiums, investment income, and proceeds from the maturity and sale of invested assets. Funds are primarily used for the payment of claims, commissions, salaries and employee benefits, other operating expenses and surplus note service.

          Liquidity is a measure of the ability to generate sufficient cash to meet cash obligations as they come due. In addition to the need for cash flow to meet operating expenses, our liquidity requirements relate primarily to the payment of losses and loss adjustment expenses. Our short and long term liquidity requirements vary because of the uncertainties regarding the settlement dates for liabilities for unpaid claims and because of the potential for large losses, either individually or in the aggregate.

          We maintain investment and reinsurance programs that are intended to provide sufficient funds to meet our obligations without forced sales of investments. A portion of our investment portfolio is maintained in relatively short term and highly liquid assets, including mortgage-backed securities, which have shorter estimated durations, to ensure the availability of funds.

          Cash flow provided by operations was $974,000 in 2002, compared to cash flow used in operations of $1,642,000 in 2001. The increase in cash flow from operations was impacted by an increase in earnings coupled with non-cash charges to earnings including depreciation of $141,000 and $277,000 with respect to other than temporary impairment of available for sale equity securities. Cash flow from operations was also positively affected by collections of amounts due from reinsurers that were outstanding at December 31, 2001. Net cash provided from investing activities during 2002 was $2,162,000 compared to $1,563,000 during 2001. The increase in cash from investing activities in 2002 is due primarily to fixed maturity securities which were sold at our discretion during December 2002 to take advantage of various realized gain positions or called by the issuer during December 2002. The proceeds from the sales and calls during December 2002 amounted to approximately $3.0 million which was not immediately reinvested as of December 31, 2002. Cash from financing activities provided $1,370,000 as a result of additional surplus notes issued during 2002.

          The decrease in cash flow from operations in 2001 compared to 2000 was impacted by a decrease in earnings, primarily resulting from catastrophe losses incurred during the year, offset by non-cash charges to earnings including depreciation of $144,000 and $210,000 with respect to other than temporary impairment of available for sale equity securities. Despite the fact that written premiums increased 11.6% during 2001 over 2000 the balance of premiums due from policyholders increased 82.7% over 2000 which was a result of a decline or deceleration in premiums collected during 2001 which negatively impacted cash flows from operations. Net cash flow from investing activities was $1,563,000 in 2001 compared to net cash used of $693,000 during 2000. The shift in investing cash flow was impacted by declining interest rates during 2001 which resulted in a larger volume of fixed maturities that were called prior to maturity thereby providing the positive cash flow from investing activities. As the fixed maturities were called during 2001 we had a difficult time reinvesting the proceeds back into other fixed maturities with yields and credit quality acceptable to us.

          Cash flow provided by operations in 2000 was $1,210,000 resulting from net income of $1,017,000 which included non-cash charges to earnings of $171,000 for depreciation and $71,000 with respect to other than temporary impairment of available for sale equity securities. Operational cash flow was also positively impacted by improved collections on premiums due from policyholders. Written premiums increased 7.5% during 2000 while the balance of premiums due from policyholders' as of December 31, 2000 decreased 23.7% over the prior year which was a result of accelerated collections of premiums during the year.

          Our debt structure consists of surplus notes. In August 1998, the Insurance Company issued Series A Surplus Notes aggregating $4,057,000. During 2002, additional Series A Surplus Notes aggregating $350,000 were issued by the Insurance Company. Series A Surplus Notes had an annual interest rate of 8.5 percent with principal and any accrued interest due on June 30, 2003. In December 2002 $2,800,000 of Series A Surplus Notes were reinvested in Series B Surplus Notes which carry a 7 percent interest rate and mature on September 30, 2007. In addition in December 2002, $1,020,053 of Series B Surplus Notes were issued.

          In the first nine months of 2003, approximately $641,000 of Series B Surplus Notes were issued. In addition, holders of $803,000 of the Series A Surplus Notes reinvested in the Series B Surplus Notes. The balance of the Series A Surplus Notes, which appoximated $804,000, was repaid on June 30, 2003. At September 30, 2003, there were $5,264,333 Series B Surplus Notes outstanding. We anticipate holders will convert approximately $3,359,000 of the Series B surplus notes in to common stock of the Holding Company as a result of the offering.

          We believe that our existing cash, funds generated from operations and the net proceeds from this offering will be sufficient to satisfy our financial requirements during the next 12 months.

          We do not intend to pay dividends in the foreseeable future and cannot assure our shareholders that dividends will be paid in the future. The Holding Company's principal source of cash available for payment of dividends is dividends from the Insurance Company. The annual future cash requirements of the Holding Company are not foreseen to be significant. They will include director fees and other administrative expenses related to annual filings such as income tax returns and other compliance type filings. The Holding Company will retain $250,000 of the net proceeds of the offering to cover such future expenses. The payment of dividends by the Insurance Company is subject to limitations imposed by the Michigan Insurance Code. The Insurance Company may not pay an extraordinary dividend unless it notifies the Insurance Commissioner and she does not disapprove the payment. An extraordinary dividend includes any dividend which, when taken together with other dividends paid within the preceding 12 months, exceeds the greater of 10% of the insurance company's statutory policyholders' surplus as of December 31 of the immediately preceding year or its statutory net income, excluding realized capital gains, for the 12-month period ending December 31 of the immediately preceding year. During the year ended December 31, 2003, the Insurance Company could pay a non-extraordinary dividend of up to $1,387,000 without prior approval from the Insurance Commissioner. In order to pay any dividends, the Insurance Company must be in a position to satisfy the requirement that the company continue to be safe, reliable and entitled to public confidence. Also, in the absence of approval of the Insurance Commissioner, dividends may only be paid from statutory earned surplus. Also, dividends may not exceed the amount of the Insurance Company's statutory capital stock account in any one-year unless it meets certain other requirements.

Income Taxes.

          In accordance with FASB Statement No. 109, Accounting for Income Taxes, we may recognize certain tax assets whose realization depends upon generating future taxable income. These tax assets can only be realized through the generation of future taxable income and thereby utilizing the net operating loss (NOL) and Alternative Minimum Tax (AMT) credit carry-forwards we have available. At December 31, 2002, the Insurance Company has a NOL carry-forward of approximately $11,032,000 and an AMT credit carry-forward of approximately $331,000. The AMT credit carry-forward can be carried forward indefinitely. The NOL carry-forward expires as follows:

2009	$2,498,000
2010	2,752,000
2011	1,641,000
2012	1,764,000
2013	13,000
2014	898,000
2015	-0-
2016	1,466,000
$11,032,000

          Currently, the Insurance Company's NOL and AMT credit carry forwards are classified as non-Separate Return Limitation Year (SRLY). This means that there are no limitations to the Insurance Company with respect to their utilization. However, the Holding Company's acquisition of the stock of the Insurance Company after the completion of this offering will most likely be deemed a change in ownership of the Insurance Company and therefore would result in significant limitation on the ability of use to fully utilize the NOL. Based on management's best estimate, the amount of annual taxable income that could be offset by each year by the NOL carry-forwards after completion of this offering is approximately $379,000. The actual amount will be based on the equity of the Insurance Company immediately prior to the change in ownership.

Changes in Interest Rates

          Much of our fixed income investment portfolio matures after five years. It is our strategy to hold these securities until maturity. Nevertheless, fluctuations in near-term interest rates could have an impact on our results of operations and cash flows due to some rate sensitive investments we hold. Certain of these securities have call features that allow the issuer to pre-pay the obligation. In a declining interest rate environment, these securities may be called by their issuer and can only be replaced with similar securities bearing lower interest rates. In a rising interest rate environment, because of our strategy of holding these securities to maturity, our ability to invest in higher yielding securities would be limited. See "Business - Investments - Management of Market Risk."

Effects of Inflation

          The effects of inflation are implicitly considered in estimating our reserves for unpaid losses and loss adjustment expenses and in the premium rate-making process. The actual effects of inflation on our results of operations cannot be accurately known until the ultimate settlement of claims. However, based upon the actual results reported to date, it is our opinion that our loss and LAE reserves, including reserves for losses that have been incurred but not yet reported, make adequate provision for the effects of inflation.

Effect of Conversion on Our Future Financial Condition and Results of Operations

          The future financial condition and results of operations of the Insurance Company will be affected by the conversion and related transactions. Upon completion of the conversion, the Insurance Company's capital will increase by between $5.7 million and $7.8 million, an increase of approximately 71% to 96%, respectively, over the capital of the Insurance Company at September 30, 2003. The increase in capital will be a combined result of the exchange of surplus notes for stock and the net cash proceeds of the offering.

Impact of Accounting Pronouncements

          Currently, there are no known pronouncements that will have material affect on our business.

BUSINESS

General

          Fremont Michigan InsuraCorp, Inc. ("the Holding Company") was incorporated in Michigan on November 18, 2003, at the direction of the Insurance Company's board of directors for the purpose of becoming the holding company of the Insurance Company. The Holding Company has not been engaged in any significant operations and will not engage in significant operations, until the conversion is completed. Upon completion of the offering, its primary assets will be the outstanding capital stock of the Insurance Company. It will not have any significant liabilities. Upon conversion, the Insurance Company will change its name to Fremont Insurance Company and become a wholly-owned subsidiary of the Holding Company.

          The Insurance Company is a property and casualty insurance company that provides insurance to farms, small businesses and individuals in Michigan. We were founded in 1876 and have served Michigan policyholders for over 127 years. We market policies through approximately 170 independent insurance agencies. We have four business segments: personal, commercial, farm and marine. As of September 30, 2003, we had approximately 47,000 policies in force and assets of $55.1 million.

          The Holding Company's and the Insurance Company's executive offices are located at 933 E. Main Street, Fremont, Michigan 49412-9753, and the telephone number is (231) 924-0302. Our website address is www.fmic.com.

Strategy

          Our principal strategies for the future are to:

•

Diversify our product lines and mix of business by increasing personal auto insurance and commercial lines insurance in order to enhance profitability and lessen the impact of property losses on overall results;

•	Attract and retain high-quality, profitable agencies having diverse customer bases located in our targeted growth markets within Michigan; and

•

Reduce the amount of our premiums ceded to quota share reinsurers by gradually increasing our maximum retained exposure on individual property and casualty risks, and thereby increase net premium volume and improve the potential for profits.

Business Plan

          We will continue to focus exclusively on the Michigan market with greater emphasis on geographic and product diversification and development of niche categories within existing lines. The Insurance Company has taken steps to improve its underwriting results by canceling unprofitable agents and is targeting reductions of business where it has unacceptably high concentration of risk.

          The Insurance Company has relied, and may continue to rely, heavily on quota share reinsurance to manage its premium to surplus ratio to an acceptable level. In 2002, approximately 40% of its premium was ceded to quota share reinsurers. The quota share reinsurance has provided relief to the Insurance Company in recent high loss years. However, as the Insurance Company has taken steps to improve its underwriting results, the cost structure of quota share reinsurance prevents the Insurance Company from realizing the benefits of the improved underwriting results over the long term. The Insurance Company expects to continue taking actions that will manage its risk exposure to improve underwriting results. The Insurance Company negotiated a new quota share reinsurance agreement for 2003 that the Insurance Company believes will reduce its expenses and enable it to retain more of the underwriting profit if it achieves its goals. The Insurance Company will continue to monitor its quota share agreements annually to maximize its long-term growth and profitability and may continue, reduce, modify or eliminate quota share reinsurance over the next several years.

          For the year 2002, direct written premium volume decreased to $34,110,500 according to plan, with a decrease of approximately $3,000,000 in premium due to the agency re-organization process and reduction in policies on large apartment buildings. Agency reorganization has been intense but was needed to reduce the negative impact that poorly performing agencies were having on rates and the resulting penalty forced upon profitable agencies. We feel the existing agency structure is better organized from a regional standpoint and that our goals and expectations are better understood by the remaining agents.

          Industry pricing increased over the last year and rate adequacy is much improved. The pricing increases of the Insurance Company have mitigated the premium reduction resulting from the agency reorganization. It is projected that pricing will remain adequate over the next two years. Items that have significantly impacted industry pricing are:

•	Moderating investment return from required reserves; and
•	Increased reinsurance costs due to catastrophe and reinsurer performance

          Underwriting income is projected to grow in the future as a result of many initiatives of the Insurance Company, including:

•	Focus on underwriting for profit rather than volume;
•	Reduction of quota share reinsurance;
•	High reliance on analytical factors to evaluate risks;
•	Adequate pricing of risk within the industry;
•	Increased fee income from partial payment, late payment and policy reinstatement;
•	Increased emphasis on profit sharing for agencies and employees;
•	Results of intense agency review and development of clearer expectations from agencies;
•	Diversification of geographic risk to reduce reinsurance costs from a maximum probable loss standpoint;
•	Utilization of external consulting expertise to complement internal management ;
•	Increased recognition of the value that smaller companies, such as the Insurance Company, can provide agencies;
•	Development of stronger relationships between agents and the Insurance Company; and
•	Stable investment return resulting from a fixed income laddered approach.

          The property and casualty business is affected by weather events that often are the driving factor from a profitability standpoint. Geographic diversification and the shift to add more commercial business, less sensitive to weather, are designed to reduce risk factors.

          Management of operating expense, including adjusting and underwriting expense, requires close attention. Adjusting expense has improved approximately 1.5% over the past three years due to operating efficiencies in claims reporting and internal processing economies. An additional factor to reduce expenses is a shift to larger commercial risks that tend to reduce the total number of policies issued. A major customer service component continues to be the use of Insurance Company adjusters for handling most claims.

          Underwriting expense experienced a more significant reduction over the past five years from a high of 39% in 1999 to almost 33% in 2001. However, underwriting expenses returned to approximately 38% in 2002 due to reduced premiums and the higher cost of reinsurance. We are taking positive steps to reduce that ratio, including:

•	Annual objective to process more premium per employee (from less than $300,000 per employee in 1996 to $525,000 in 2003, a 75% increase);
•	Adoption of technological interface and communications with agents;
•	Greater accountability to budgetary plans by department heads;
•	Diversification of product lines to include lower commission products, such as personal auto coverage; and
•	Reduction in the number of agencies that must be serviced by our marketing department.

          Aside from the Insurance Company's underwriting results and investment income, up to $4.1 million in new cash may be added through the stock offering. The additional cash generated by the offering will permit us to accelerate the implementation of these strategies.

          Diversification of Lines of Business. A primary strategy is further diversification of our product lines and reduced dependence upon homeowners insurance. We plan to achieve this diversification by focusing more of our resources on our personal auto and commercial lines, such as businessowners, farm, commercial multi-peril and workers' compensation coverages. Additional resources have been added to foster the growth in this category which has been historically profitable. The product line's emphasis is in small to mid-sized commercial risks and includes the workers' compensation component.

          Part of our diversification strategy involves improving our farm and "country estate" programs. We were originally founded to provide affordable insurance to the farm community. We have recognized the need to refine and adjust our current program to meet changing market conditions, such as consolidation in the farm industry, and the need for broader coverages. We have added enhancements to this product such as an incentive structure to attract and retain higher quality risks.

          Profitable Agencies. We initiated an intense agency review process in 1999 to improve agency profitability. Since then, approximately 90 agencies have been canceled. During the last five years, 20 agencies were added to service Michigan's Upper Peninsula. The agency count is now approximately 170 agencies. Over $9 million in business from canceled agencies was replaced with predominately profitable agency relationships. We believe that these changes will improve our business since, as a group, the terminated agencies and their policies had produced losses at a higher level than our overall premium base. We will continue to actively monitor our agencies with a focus on identifying potential problems early and maintaining profitable relationships.

          The need to submit profitable business has been reinforced through direct communication with our agents and their participation in Insurance Company sponsored meetings. A direct benefit to agents has been an enhanced contingency commission program that has been well received by agents. Through this new program, many agencies submitting profitable business have increased their commission by over 10% above their regular base commission.

          Reduced Reliance on Quota Share Reinsurance. We may reduce our reliance on quota share reinsurance by increasing the maximum exposure retained on individual property and casualty risks. The precise increase in the maximum exposure would be determined by us based on the amount of capital raised in the conversion, our evaluation of our ability to incur multiple losses without a corresponding material adverse effect on our future financial condition and results of operations, and negotiations with our reinsurers. A decrease in reinsurance could result in a decrease in ceded premiums and a corresponding increase in net premium income, but would also increase our risk of loss. See "Business - Reinsurance."

Products

          We offer a variety of property and casualty insurance products primarily designed to meet the insurance needs of rural and suburban property owners and small businesses located in Michigan. We have devoted a great deal of time and financial resources over the last five years to round-out our product lineup. This allows our agents to offer products for all of their customers' insurance needs. By doing so, we have improved retention and solidified relationships with quality agents.

          In 2003, we hired an experienced product manager for our personal business segment. This individual consults with outside actuarial consultants to determine the percent of rate increase needed in a particular line or segment to properly price the product. He is involved in designing management reports and the review of forms and procedures. He also works closely with our underwriting, marketing and claims departments.

          The following tables present the direct written premiums, net premiums earned, net losses incurred, net loss ratios, and combined ratios by product line for the periods indicated:

	DIRECT WRITTEN PREMIUMS

	Nine months ended September 30,				Year ended December 31,
	2003	% of total	2002	% of total	2002	% of total	2001	% of total	2000	% of total
				($ in thousands)

Homeowners	9,634	34.7%	8,801	35.5%	11,805	34.6%	13,489	37.5%	13,788	41.8%

Mobilowners	1,180	4.2%	1,285	5.2%	1,708	5.0%	2,102	5.8%	2,183	6.6%

Dwelling Fire and Allied Lines	1,455	5.2%	1,455	5.9%	2,018	5.9%	2,774	7.7%	3,774	11.4%

Personal Auto	4,000	14.4%	3,631	14.6%	4,797	14.1%	4,790	13.3%	3,510	10.6%

Business Owners	1,742	6.3%	1,336	5.4%	1,823	5.3%	2,224	6.2%	2,043	6.2%

Farm	3,142	11.3%	2,854	11.5%	3,892	11.4%	4,052	11.2%	4,096	12.4%

Commercial Package Policy	3,396	12.2%	2,677	10.8%	4,185	12.3%	3,424	9.5%	1,744	5.3%

Commercial Auto	768	2.8%	624	2.5%	993	2.9%	625	1.7%	169	0.5%

Workers Compensation	1,252	4.5%	1,133	4.6%	1,670	4.9%	1,516	4.2%	924	2.8%

Umbrella	105	0.4%	91	0.3%	165	0.5%	97	0.3%	45	0.1%

Marine	1,111	4.0%	928	3.7%	1,055	3.1%	947	2.6%	760	2.3%

Total	27,785	100.0%	24,815	100.0%	34,111	100.0%	36,040	100.0%	33,036	100.0%

	NET PREMIUMS EARNED

	Nine months ended September 30,				Year ended December 31,
	2003	% of total	2002	% of total	2002	% of total	2001	% of total	2000	% of total

				($ in thousands)

Homeowners	4,230	33.2%	4,624	37.1%	6,033	36.7%	6,727	39.9%	6,866	45.3%

Mobilowners	605	4.8%	707	5.7%	913	5.5%	1,058	6.3%	1,097	7.3%

Dwelling Fire and Allied Lines	733	5.8%	890	7.1%	1,137	6.9%	1,668	9.9%	1,900	12.5%

Personal Auto	1,826	14.4%	1,937	15.6%	2,607	15.9%	2,115	12.5%	1,293	8.5%

Business Owners	690	5.4%	655	5.3%	853	5.2%	1,078	6.4%	870	5.7%

Farm	1,434	11.3%	1,410	11.3%	1,867	11.4%	2,038	12.1%	1,961	13.0%

Commercial Package Policy	1,579	12.3%	1,270	10.2%	1,685	10.3%	1,184	7.0%	701	4.6%

Commercial Auto	363	2.9%	288	2.3%	396	2.4%	185	1.1%	9	0.1%

Workers Compensation	795	6.3%	339	2.7%	445	2.7%	387	2.3%	73	0.5%

Umbrella	66	0.5%	(16)	-0.1%	5	0.0%	3	0.0%	1	0.0%

Marine	393	3.1%	349	2.8%	485	3.0%	420	2.5%	378	2.5%

Total	12,714	100.0%	12,453	100.0%	16,426	100.0%	16,863	100.0%	15,149	100.0%

	NET LOSSES INCURRED (Excludes LAE)

	Nine months ended September 30,					Year ended December 31,
	2003	% of total	2002	% of total	2002	% of total	2001	% of total	2000	% of total

					($ in thousands)

Homeowners	1,861	28.1%	2,984	42.2%	3,360	38.8%	5,383	42.8%	4,278	53.3%

Mobilowners	351	5.3%	308	4.4%	411	4.7%	1,010	8.0%	468	5.8%

Dwelling Fire and Allied Lines	257	3.9%	374	5.3%	479	5.5%	944	7.5%	1,124	14.0%

Personal Auto	1,096	16.5%	1,128	16.0%	1,765	20.4%	1,473	11.7%	995	12.4%

Business Owners (1)	1,141	17.2%	332	4.7%	327	3.8%	1,145	9.1%	21	0.3%

Farm	617	9.3%	961	13.6%	1,102	12.7%	1,346	10.7%	650	8.1%

Commercial Package Policy	622	9.4%	265	3.8%	256	3.0%	745	5.9%	232	2.9%

Commercial Auto	217	3.3%	177	2.5%	275	3.2%	32	0.3%	6	0.1%

Workers Compensation	316	4.8%	200	2.8%	219	2.5%	238	1.9%	64	0.8%

Umbrella	0	0.0%	0	0.0%	1	0.0%	0	0.0%	0	0.0%

Marine	146	2.2%	331	4.7%	467	5.4%	260	2.1%	182	2.3%

Total	6,624	100.0%	7,060	100.0%	8,662	100.0%	12,576	100.0%	8,020	100.0%

	NET LOSS RATIOS (Excludes LAE)

	Nine months ended September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

Homeowners	44.0%	64.5%	55.7%	80.0%	62.3%

Mobilowners	58.0%	43.6%	45.0%	95.5%	42.7%

Dwelling Fire and Allied Lines	35.1%	42.0%	42.1%	56.6%	59.2%

Personal Auto	60.0%	58.2%	67.7%	69.6%	77.0%

Business Owners (1)	165.4%	50.7%	38.3%	106.2%	2.4%

Farm	43.0%	68.2%	59.0%	66.0%	33.1%

Commercial Package Policy	39.4%	20.9%	15.2%	62.9%	33.1%

Commercial Auto	59.8%	61.5%	69.4%	17.3%	66.7%

Workers Compensation	39.7%	59.0%	49.2%	61.5%	87.7%

Umbrella	0.0%	0.0%	20.0%	0.0%	0.0%

Marine	37.2%	94.8%	96.3%	61.9%	48.1%

Total	52.1%	56.7%	52.7%	74.6%	52.9%

	COMBINED RATIOS

	Nine months ended September 30,		Year ended December 31,

	2003	2002	2002	2001	2000

Homeowners	94.0%	113.2%	105.6%	125.1%	113.3%

Mobilowners	108.1%	93.2%	94.9%	140.6%	93.7%

Dwelling Fire and Allied Lines	85.1%	90.7%	92.0%	101.7%	110.2%

Personal Auto	110.1%	106.9%	117.6%	114.7%	128.0%

Business Owners (1)	215.4%	99.3%	88.3%	151.3%	53.4%

Farm	93.1%	116.8%	108.9%	111.1%	84.1%

Commercial Package Policy	89.4%	69.5%	65.1%	108.0%	84.1%

Commercial Auto	109.8%	110.1%	119.4%	62.4%	117.7%

Workers Compensation	89.8%	107.6%	99.1%	106.6%	138.7%

Umbrella	50.0%	48.6%	69.9%	45.1%	51.0%

Marine	87.2%	143.5%	146.2%	107.0%	99.1%

Total	102.1%	105.3%	102.7%	119.8%	101.1%

(1)  Business Owners' net loss incurred, net loss ratio and combined ratio was influenced by four large losses coupled with higher than normal claim activity in this product line during the nine month period ended September 30, 2003.

          The four primary segments of our business are personal, commercial, farm and marine. Emphasis in recent years has been to decrease dependence on personal and increase the percentage of commercial. The following table summarizes the direct written premium product mix shift over recent periods:

	Nine Months Ended September 30,
		Years Ended December 31,
	2003	2002	2001	2000

Personal	59%	60%	64%	71%
Commercial	26%	26%	22%	15%
Farm	11%	11%	11%	12%
Marine	4%	3%	3%	2%

          The following is a summary of the current product lines within the business segments:

          Personal. Personal lines policies include repair cost and replacement cost homeowners, repair cost and replacement cost mobileowners, rental dwelling, personal auto, and personal liability umbrella.

•

Homeowner Policy. This line continues to be our largest product both in policy count and premium volume. The policy is a comprehensive policy providing both property and liability protection for homeowners, condominium owners and renters. Many optional endorsements are available to insure items such as jewelry, fine arts and antiques. Also, we insure eligible business in the home by adding commercial forms as an endorsement to the homeowner's policy. Target areas in this line include moderately valued homes ($100,000 to $300,000) and insurance scores of 700 and above.

•

Mobilowner Policy. This is a similar product to homeowners providing coverage for mobile home owners. Units are insured for either replacement cost or actual cash value depending on their age. In the Fall of 2003, we introduced a "stated value" form as a niche product to insure older units for an amount over their current blue book value by the end of 2003. This allows us to optimize our rates for these units and continue coverage on selected older units that exhibit a higher degree of care and maintenance.

•	Rental Dwelling Policy. This is a fire and allied lines coverage for rental dwellings with no more than four units per building. Liability coverage for the owner can also be added.

•

Personal Auto. We introduced the personal auto line in May of 1999. The line was introduced to complement the homeowners/mobilowners/farmowners book and provide us with the ability to offer a multi-policy discount. Our emphasis is placed on multi-policy accounts rather than single policies with no support. The Insurance Company has been able to attain this goal with 85.6 % of auto policyholders receiving this discount. Other target market factors include age group 30-69, insurance scores of 700 and above and low motor vehicle violation experience.

•

Personal Umbrella Liability. This policy is written as excess coverage over the liability limit on an underlying policy. The scope of the coverage is broader than the underlying coverage and covers an insured's home (or business) autos, boats, etc. The Insurance Company requires an underlying policy to issue an umbrella policy. Coverage can also be written on a commercial or farm form. Up to $2 million limits are available.

          Commercial. Commercial lines consist of products designed to serve primarily small business operations and targeted niche market risks, including the following:

•	Business Owners Policy (BOP). The BOP provides a comprehensive policy (property and liability) for business owners in five categories:

	°	Bed & Breakfast/Condominiums. The B&B area is a niche product for the Insurance Company. Condominium coverages insure condominium owner associations.
	°	Mercantile. This includes retail businesses from gift shops and shoe stores to selected small restaurants.
	°	Offices. Generally, offices of all occupancies and buildings housing offices are eligible under this class.
	°	Service. Businesses in this category include barbers and beauticians to jewelry repair and taxidermists.
	°	Wholesale. Most types of wholesalers are eligible for this category.

          Eligibility restrictions apply in all categories and generally deal with the size of the business (sales) or size of the structure housing the business. In July of 2003, we introduced rates and rules for a "mini storage" classification under the service category.

•

Commercial Package Policy (CPP). The CPP policy is designed to insure a broader range of commercial operations than the BOP. Manufacturing risks, contractor and restaurants are typically covered under this program. This is the Insurance Company's largest line among commercial lines as the policies are usually larger and generate higher premiums.

•

Commercial Auto (CA). CA policies are written in conjunction with BOP or CPP policies to meet the requirements of those customers. CA covers vehicles owned by a business or used in businesses and owned by individuals. This includes vehicles from passenger cars to tractor-trailer rigs and earth moving equipment. The Insurance Company's focus is to insure passenger cars, service vehicles (usually a pickup truck owned by a contractor and driven to the job site) and light, local delivery vehicles.

•

Workers Compensation. The Insurance Company introduced workers compensation coverage in 1997 to complement our farmowners and commercial lines of business. We write the coverage to support our customers with BOP or CPP policies.

          Farm Line. The Insurance Company originated as a "farm fire" insurance provider and continues to be a strong provider of coverage for the agricultural industry in Michigan. This category is divided into three products: farmowners for fully operating farm, country estate for the hobby or part time farmer, and farm for non-owner occupied farms. Farmowners and country estate policies are comprehensive policies offering protection similar to our homeowner's policy but also offer the option to cover the insured's farm building, farm personal property (livestock, machinery, etc.), and provide farm liability protection. The farm policy is primarily a fire, wind and liability product designed for non-owner-occupied farms. The country estate policy is the target market for the Insurance Company, as well as insured's with insurance scores of 700 and above.

          Marine. Michigan leads the nation in the number of registered boats. This line is composed of the boat owner's program (usually smaller and less expensive boats) and the yacht program. The Insurance Company offers a discount for boat policies supported by another policy (such as a homeowners policy), but will also write boat policies without a supporting policy. The boat owner's policy has slightly less coverage than the yacht policy. The boat owner's policy is designed for boats 32 feet long or less with values of $125,000 or less. Boats that exceed the length or value criteria for the boat owner's policy are insured under the yacht program.

Marketing

          We market our property and casualty insurance products exclusively in Michigan through approximately 170 independent agencies. Since 1999, we have made changes in our agency force designed to improve our profitability. This group is considered the core for future growth and is geographically spread across the state of Michigan. Our objective is to be ranked among the top four insurers within each agency.

Our independent agencies represent other insurance companies and are established businesses in the communities in which they operate. Our agencies generally market and write the full range of our products. We believe our relationships with our agencies are very good.

          We depend upon our agency force to produce new business and to provide customer service. Our network of independent agencies also serves as an important source of information about the needs of our policyholders. This information is used to develop new products and new product features.

          We compensate agencies through a fixed base commission with an opportunity for profit sharing, depending on the profitability of the business we receive from the agency. Our agencies are monitored and supported by a marketing manager and three marketing representatives. Three personal lines underwriters and three commercial lines underwriters have each been assigned a number of agents for marketing support. The strength of this move is to put more people in the field to develop profitable relationships and gather market intelligence. Visitation reports are required for each agency visit and are reviewed by senior management.

          Strategic Marketing Factors. We are committed to our independent agents and are constantly reviewing our agency relationships based on the following factors:

•	The agent's desire to do business with us. We want to be viable within each agency. If we are not, we will sever the relationship in the best interests of the Insurance Company and the agency.

•

The agent's profitability. Excluding the shock-type or catastrophe losses, the book of business the agencies have will ultimately affect our bottom-line. We want them to have a positive attitude toward us and this will affect the type and kinds of business they submit to us.

•

The agent's integrity and professionalism. We want our agents to be knowledgeable about business practices, educated about insurance contracts and current issues, and ethical in their business dealings.

          Marketing Goals. We have the following marketing goals for our agency force:

•	Honesty and integrity in communicating our present financial position and our competitive position in the Michigan marketplace with a defined direction.

•	Provide excellent service in terms of product, product delivery, communication and availability of our staff.

•	Increase the growth of our profitable agents. For our unprofitable agents, the Insurance Company will work to rehabilitate them, but, if not successful, we will terminate the agency relationship.

•	Continue to promote policy coverages equal to insured values and risk rating integrity.

•

Fine-tune our existing products relative to the competition in terms of price and coverage. We will regularly monitor the marketplace for changes in prices, products and legal changes - keeping our focus on our products, our prices and our service to help retain our current customers and gain new customers.

•	Put the customer first. Customers are our business. It is important to know our customers. While the agent is our primary customer from a marketing view, we also view the insureds as our customers.

•	Our focus will be product and service quality. We will offer competitive pricing aimed at keeping the right customers.

•	Targeted territorial diversity. We are seeking to identify and fill agency voids in parts of Michigan where coverage is needed.

          Agency Review. The Insurance Company undertook an extensive review of the agency force in 1999. Since that time, numerous agency contracts have been terminated. The majority of the terminations were agencies with poor long-term loss ratio results or for lack of business. We expect to maintain the current agency force of 170 agencies, but all agents are subject to annual review. A profile of business produced and losses incurred is prepared for unprofitable agents to determine the root of the problem. Corrective action is undertaken with the cooperation of the agent. Our underwriting, marketing, finance and claims departments are involved in the evaluation process.

          Rate Development. Development of rates is done with the aid of an outside actuarial consultant. The expertise of this consultant is used along with internal market intelligence for final rate making decisions. In 2002, we developed a position of product manager for personal auto and other personal lines. The product manager is responsible for development and maintenance of existing and new programs within his or her product line. An experienced product manager with personal auto emphasis joined the Insurance Company in July of 2003. Our short-term goal is to have two product managers, one for personal lines and one for commercial lines.

Underwriting

          We write personal and commercial lines by evaluating each risk with consistently applied standards. We maintain information on all aspects of our business that is regularly reviewed to determine product line profitability. We employ seven underwriters who specialize in personal lines, commercial lines, marine, and farm. The underwriters are supported by an experienced group of underwriting assistants and processors. This group handles initial screening of applications, running of reports, and policy issuance.

          We rely heavily on underwriting information gathered from outside sources. Motor Vehicle Reports are obtained from the state of Michigan on all auto and marine applications. An exchange of claims information is available through two independent firms or through inquiry to the prior insurer and is accessed for all applicable applications. We believe the financial stability and responsibility of the insured has emerged as a reliable indicator of future loss potential. Extensive independent analysis has been done to support this correlation in the industry. In the commercial lines, financial stability has always been an acceptable underwriting criteria and the Insurance Company obtains either a Dun & Bradstreet report or other financial information on every policy application. In personal lines, an Insurance Score (a form of credit report) is obtained on every submission and insureds are tiered to receive the appropriate premium for their score. The Insurance Company's pricing is targeted to attract policyholders with above average Insurance Scores. Insured's with an Insurance Score of 700 or more or a strong Dun & Bradstreet report are part of the Insurance Company's target market in all lines.

          We also rely on photographs, inspections, and engineering reports. Agents are required to obtain photos on all new property business. The underwriter decides if additional engineering is necessary. A follow-up inspection may be made by us or subcontracted to an outside firm. If a loss occurs, the adjuster completes a risk evaluation form and sends it to underwriting for review. The Insurance Company's agents have rating software available to them for use as pricing indicators. This software is a useful tool, but the ultimate underwriting decision is made by the Insurance Company.

Claims

          Claims may be received directly from the insured or through our independent agencies. Typically, claims are then assigned to an in-house adjuster who investigates and settles the claim. To a lesser extent, we assign claims to independent adjusters if, as in the case of a catastrophe, our in-house adjusters cannot promptly adjust such a large volume of claims, or if because of the location of the claim it is more economical to use an independent adjuster. As of September 30, 2003, we had eight in-house adjusters, two supervisors, a claims attorney and two support staff.

          Claims settlement authority levels are established for each claims adjuster based upon his or her level of experience. We have multi-line teams to handle all claims. The claims department is responsible for reviewing all claims, obtaining necessary documentation, estimating the loss reserves, and resolving the claims.

          Taking a proactive approach to liability cost management, we recently added in-house legal counsel to our claims resources. In-house counsel is responsible for subrogation recovery, coverage-related issues and litigation, supervision of outside defense counsel, claims staff training, and special projects. Use of in-house counsel has reduced the Insurance Company's reliance on outside counsel, resulting in an associated savings in legal expenses. With the assistance of in-house counsel, the Insurance Company's expeditious claims investigation creates the opportunity for exploration of an early negotiated resolution, where warranted, thereby avoiding protracted litigation and unnecessary legal expense. Additionally, in-house counsel provides valuable training and instruction for claims adjusters, as well as legal advice in connection with the drafting and revision of our policy and application forms.

Reinsurance

          General. A reinsurance transaction occurs when an insurance company transfers (cedes) a portion of its exposure on business written by it to a reinsurer which assumes that risk for a premium. Consistent with insurance industry practice, we reinsure a portion of our exposure and pay to reinsurers a portion of the premiums received on all policies reinsured. Insurance is ceded principally to reduce net liability on individual risks, to mitigate the effect of individual loss occurrences (including catastrophe losses), to stabilize underwriting results, and to increase our underwriting capacity.

          Reinsurance can be facultative reinsurance or treaty reinsurance. Under facultative reinsurance, each risk or portion of a risk is reinsured individually. Under treaty reinsurance, an agreed-upon portion of business written is automatically reinsured. Treaty reinsurance can also be classified as quota share reinsurance, pro-rata insurance or excess of loss reinsurance. Under quota share reinsurance and pro-rata insurance, the ceding company cedes a percentage of its insurance liability to the reinsurer in exchange for a like percentage of premiums, less a ceding commission, and, in turn, will recover from the reinsurer the reinsurer's share of losses and loss adjustment expenses incurred on those risks. Under excess of loss reinsurance, an insurer limits its liability to all or a particular portion of the amount in excess of a predetermined deductible or retention. Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the ceding company to the extent of the coverage ceded.

          Our Reinsurance Coverage. We buy three primary categories of treaty reinsurance coverage to reduce the impact of major losses. These include multi-lines excess of loss coverage, catastrophe excess of loss coverage, and quota share coverage. For the years 1999 through 2001, reinsurance costs remained relatively stable due to competitive pressure and, in 1999 and 2000, adequate investment return for reinsurers. During 2001, the impact of lower investment return, coupled with terrorist activity, severely stressed reinsurer performance. This has resulted in overall premium increases of at least 30 -- 40% for the 2002 renewal year.

          We determine the amount and scope of reinsurance coverage to purchase each year based on our evaluation of the risks accepted, consultation with reinsurance professionals and a review of market conditions, including availability and cost. The following table presents the earned premium ceded to reinsurers:

	Nine Months Ended September 30,
			Year Ended December 31,
	2003	2002	2002	2001	2000
			(in thousands)

Ceded earned premium	$14,000	$13,800	$18,400	$18,400	$16,600

          In 2002, we decided to change reinsurance brokers for calendar year 2003. An enhanced program was provided to the Insurance Company by our new reinsurance broker that included expanded coverages, improved rates, better coordinated contracts, and enhanced financial projections. As a result of improved Insurance Company experience during 2002 and 2001 and the benefits realized from switching to a new reinsurance carrier, our 2003 reinsurance premiums have stabilized and are expected to remain consistent.

          Multi- Lines Excess of Loss Coverage. The multi-lines excess of loss program is the backbone of our reinsurance coverage. This program is designed to help stabilize financial results, limit exposure on larger risks, and increase capacity. The largest exposure retained by us on any one risk in 2003 is $125,000. The 2003 property coverage for this program provides up to $2,375,000 over the $125,000 retention per risk. The 2003 casualty coverage for this program provides up to $4,875,000 over the $125,000 retention. Our 2003 workers compensation reinsurance provides up to $7,875,000 coverage above the $125,000 retention.

          Catastrophe Excess of Loss Coverage. Catastrophe reinsurance protects us from significant aggregate loss exposure arising from a single event such as windstorm, hail, tornado, hurricane, earthquake, blizzard, freezing temperatures, and other extraordinary events. In 2003, we have three layers of catastrophe excess of loss reinsurance providing coverage for up to $20,000,000 above the $1,000,000 retention. We have an automatic reinstatement provision after the first loss for each layer to provide coverage in the event of subsequent catastrophes during the year. Coverage will lapse after the second event, in which case we would evaluate the need for a new contract for the remainder of the year. The 2003 reinstatement fees are 100% of the initial premium. This contract is designed to help stabilize underwriting results and to mitigate the effect of individual loss occurrences.

          Quota Share Coverages. We also utilize quota share reinsurance under agreements that provide coverage on all lines of business. In 2003, we ceded 45% of our net written premium and losses to the quota share reinsurers. These coverages contain a "loss corridor" provision. Reimbursement stops on losses when our loss and LAE ratio on the premium ceded is between 60% and 74%. Reimbursement begins again when the ratio is between 74% and 82.5%. A loss and LAE ratio that exceeds 82.5% will trigger a "drop down coverage" feature that will reimburse the Insurance Company for 100% of the losses in the 60% to 65% ratio. Reimbursement stops between the loss ratios of 65% to 74%. Payment resumes again when the loss ratios are 74% to 85%. Losses in excess of 85% are 100% retained by the Insurance Company. We receive a 36% commission on the ceded premium. The effect of the features in these agreements is to limit the reinsurers' aggregate exposure to loss and thereby reduce the ultimate cost to the Insurance Company as the ceding company. These features also have the effect of reducing the amount of protection relative to the quota share amount of premiums ceded by the Insurance Company. While the Insurance Company does not receive pro-rata protection relative to the amount of premiums ceded, the amount of such protection is significant, as determined in accordance with guidance under both statutory accounting practices and GAAP. In addition to ceding a significant portion of its risks to the reinsurer, the agreement also allows the Insurance Company to reduce its financial leverage and to realize immediate reimbursement for related up-front acquisition costs, thus adding to its financial capacity.

          Facultative. We utilize this reinsurance to provide additional underwriting capacity, to mitigate the effect of individual losses and to reduce net liability on individual risks. In 2003, we purchased this reinsurance where our liability is greater than $2,500,000 for all lines of business.

          Our Reinsurers. The financial stability of our reinsurers is an important consideration. The following table identifies our principal reinsurers, their A.M. Best rating, our amounts recoverable from them as of December 31, 2002, the amount of 2002 ceded premium, and the percentage participation in our aggregate reinsured risk based on premium paid by us during 2002. A.M. Best classifies "A++" and "A+" ratings as "Superior", "A" and "A-" ratings as "Excellent", and "B++" and "B+" ratings as "Very Good." Other than the entities listed below, no single reinsurer's percentage participation in 2002 exceeded 2.0% of total reinsurance premium.

Reinsurer	A M Best Rating		Amounts Recoverable	2002 Ceded Premium	% of 2002 Ceded Premium
			(dollars in thousands)

Hannover Re Ltd. *	A	+	$0	$7,637	42.8%
G E Reinsurance Co.	A		2,274	3,853	21.6%
Continental Casualty Co.	A		344	964	5.4%
Motors Insurance Co.	A		548	829	4.6%
Liberty Mutual Insurance Co.	A		397	723	4.1%
Erie Insurance Exchange	A	+	508	641	3.6%
Partner Reinsurance Co. of the U.S.	A	+	547	568	3.2%
Other	A- or better		691	2,629	14.7%
Total			$5,309	$17,844

* Hannover Re coverage under the Multi-line quota share agreement began at 12:01 AM on December 31, 2002,and is effective through 12:01 PM December 31, 2003. No losses were reported prior to year-end 2002.

          We made some adjustments in 2003 to our list of reinsurers. The following is a list of our primary reinsurers and their A.M. Best rating as of September 30, 2003.

Reinsurer	A M Best Rating
Continental Casualty Co.	A
Dorinco Reinsurance Co.	A
G E Reinsurance Co.	A
Hannover Re Ltd. (Bermuda)	A
Hannover Reinsurance Ltd. (Ireland)	A	+
Hannover Ruckversicherungs (Germany)	A	+
The TOA Reinsurance Company	A	+
Other	A- or better

Investments

          All of our investment securities are classified as available for sale and are carried at fair market value. Our return on invested assets is an important component of our operating results. Our investment objectives are to:

•	Maximize current yield;
•	Maintain adequate liquidity for insurance operations;
•	Maintain safety of principal through a balance of high quality and diversified investments;
•	Maintain daily oversight to minimize risk;
•	Meet regulatory requirements; and
•	Increase surplus through appreciation.

          The investment committee, appointed by the Insurance Company's board of directors, sets our investment policy. The investment committee meets twice each year to review the investment portfolio, asset allocation, performance, and liquidity.

          In April 2003, we engaged an investment management consultant for fixed income securities. The consultant specializes in management of insurance company investment portfolios and manages over $4.2 billion in assets. Professional asset management was deemed practical to allow for constant review of the portfolio and specialized focus. We expect the asset management cost will be more than offset by increased yield and trading efficiency.

          As of September 30, 2003, our fixed income portfolio had a fair value of approximately $25.5 million. All of the fixed income investments are rated by Moody's as investment grade with an average credit quality rating of AA2 and an average maturity of 4.7 years. The fixed income pre-tax yield was projected at 4.7%. Category value by type was as follows:

Security Type
	Amortized Cost	Fair Value
Fixed Income:
United States government and
government agencies and
authorities	$3,994,301	$4,001,496
States and political subdivisions	249,599	250,202
Corporate securities	13,182,807	13,418,870
Asset backed securities	7,749,922	7,795,879

Total Fixed Income	25,176,629	25,466,447

Equity Securities:
Preferred stocks	498,800	505,400
Common stocks	1,997,424	2,306,148

Total Equity Securities	2,496,224	2,811,548

Total Investments	$27,672,853	$28,277,995

          Our net investment income, excluding realized gains, and annualized rate of return on average cash and invested assets, for the nine months ended September 30, 2003, and the years ended December 31, 2002, 2001, and 2000, were as follows:

	Nine Months ended September 30, 2003	Year ended December 31,
		2002	2001	2000

Net Investment income	$711,288	$649,351	$956,931	$1,109,477

Annualized rate of return	3.5%	2.9%	4.4%	5.0%

Industry rate of return	N/A	4.6%	4.8%	5.1%

          Management of Market Risk. We are subject to various market risk exposures, including interest rate risk and equity price risk. Our primary risk exposure is to changes in interest rates. We manage market risk through our investment committee and through the use of our professional investment advisors. We are vulnerable to interest rate changes because, like other insurance companies, we invest primarily in fixed maturity securities, which are interest-sensitive assets. Mortgage-backed securities, which make up approximately 30% of our investment portfolio, are particularly susceptible to interest rate changes. We invest primarily in classes of mortgage-backed securities that are less vulnerable to prepayment risk and, as a result, somewhat less sensitive to interest rate risk than other mortgage-backed securities.

          The value of our common stock equity investments is dependent upon general conditions in the securities markets and the business and financial performance of the individual companies in the portfolio. Values are typically based on future economic prospects as perceived by investors in the equity markets.

          The following table presents the maturity profile of our fixed maturity investments as of September 30, 2003, substituting average life for mortgage-backed securities. Fixed maturities are carried at fair market value in our financial statements. Collateralized and asset-backed securities consist of mortgage pass-through holdings. These securities follow a structured repayment schedule and are rated "AA" or better by Standard & Poor's Rating Services, a division of the McGraw Hill Companies, Inc. These securities are presented separately in the maturity schedule due to the inherent risk associated with prepayment.

	Amortized Cost	Fair Value	Percent of Fair Value
Due in one year or less	$1,628,545	$1,622,658	6.4%
Due after one year through five years	7,529,970	7,608,279	29.9%
Due after five years through 10 years	3,649,502	3,808,300	15.0%
Due after 10 years	4,618,690	4,631,331	18.1%
Mortgage-backed securities	7,749,922	7,795,879	30.6%
Total	$25,176,629	$25,466,447	100.0%

          The effective duration of our fixed maturity investments as of September 30, 2003, was approximately 4.7 years. As a result, the market value of our investments may fluctuate in response to changes in interest rates. In addition, we may experience investment losses to the extent our liquidity needs require the disposition of fixed maturity securities in unfavorable interest rate environments.

Effect of Interest Rate Changes

          The following table shows the effects of a change in interest rate on the fair value of our fixed income portfolio. We have assumed an immediate increase or decrease of 1% or 2% in interest rates. You should not consider this assumption or the values shown in the table to be a prediction of actual future results.

Change in Rates	Portfolio Value	Change In Value
	(dollars in thousands)
+2%	$22,514	($2,952)
+1%	24,097	(1,369)
0	25,466	--
-1%	26,619	1,153
-2%	28,077	2,611

          The other financial instruments, which include cash, premiums due from reinsurers and accrued investment income, do not produce a significant difference in fair value when included in the market risk due to their short-term nature.

A.M. Best Rating

          A.M. Best, which rates insurance companies based on factors of concern to policyholders, currently assigns a "B+" (Very Good) rating to the Insurance Company. The rating was reviewed and confirmed in September of 2003. A.M. Best assigns "B+" ratings to companies that, in its opinion, have demonstrated very good overall performance when compared to the standards established by A.M. Best. In evaluating our financial and operating performance, A.M. Best reviews our profitability, leverage and liquidity, as well as our book of business, the adequacy and soundness of our reinsurance, the quality and estimated market value of our assets, the adequacy of our loss reserves, the adequacy of our surplus, our capital structure, the experience and competency of our management, and our market presence. We have no assurance that A.M. Best will not reduce our current rating in the future. A.M. Best ratings are not directed toward the protection of investors. As such, our A.M. Best rating should not be relied upon as a basis for an investment decision to buy our common stock.

Competition

          The property and casualty insurance market is highly competitive. We have many Michigan-based competitors, as well as competitors from other states, for our insurance products. Some of these competitors are larger and have much greater financial, technical and operating resources than we have. We compete primarily based upon the following factors:

•	the price and quality of our insurance products;
•	the quality and speed of our service and claims response;
•	our financial strength;
•	our A.M. Best rating;
•	our sales and marketing capability; and
•	our technical expertise.

          Our ability to compete successfully depends upon a number of factors, many of which are out of our control, such as market conditions, our A.M. Best rating, and regulatory conditions.

Regulation

          General. Insurance companies are subject to supervision and regulation in the states in which they transact business relating to numerous aspects of their business and financial condition. The primary purpose of this supervision and regulation is the protection of policyholders. The extent of the regulation varies, but generally derives from state statutes that delegate regulatory, supervisory and administrative authority to state insurance departments.

          We are licensed to write insurance only in Michigan and are subject to supervision and regulation by the Michigan Office of Financial and Insurance Services ("OFIS"). The authority of the OFIS includes, among other things:

•	establishing standards of solvency which must be met and maintained by insurers;
•	requiring certain methods of accounting;
•	classifying assets as admissible for purposes of determining statutory surplus;
•	licensing of insurers and their agents to do business;
•	establishing guidelines for the nature of and limitations on investments by insurers;
•	reviewing premium rates for various lines of insurance;
•	approval of policy forms;
•	reviewing the provisions which insurers must make for current losses and future liabilities;
•	reviewing transactions involving a change in control;
•	restrictions on payments of dividends to shareholders;
•	restrictions on transactions between insurers and their affiliates; and
•	reviewing claims, advertising and marketing practices.

          OFIS also requires the filing of annual and other reports relating to the financial condition of insurance companies doing business in Michigan.

          Examinations. Examinations are regularly conducted by the OFIS every three to five years. OFIS's last examination of the Insurance Company was as of December 31, 1998. That examination did not result in any material adjustments to the Insurance Company's financial position. In addition, there were no substantive qualitative matters indicated in the examination report that had an adverse impact on the Insurance Company's operations. The OFIS is in the process of conducting an examination covering the period since the last examination through December 31, 2002. To date, the OFIS has not advised the Insurance Company of any findings that would result in material adjustments to its financial position, but until the examination is completed there can be no assurance that adjustments will not be required.

          NAIC Risk-Based Capital Requirements. In addition to state-imposed insurance laws and regulations, the OFIS administers the risk based capital standards adopted by the National Association of Insurance Commissioners, or NAIC, that require insurance companies to calculate and report information under a risk-based formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. Under the formula, we first determine our risk-based capital level by taking into account risks with respect to our assets and underwriting risks relating to our liabilities and obligations. We then compare our "total adjusted capital" to the base level. Our "total adjusted capital" is determined by subtracting our liabilities from our assets in accordance with rules established by the OFIS.

The following table highlights the ramifications of the various ranges of non-compliance. The ratios represent the relationship of a company's total adjusted capital to its risk-based capital base level.

Ratio and Category	Action

2.0 or more	None - in compliance

1.5 - 1.99: Company Action	Company must submit a comprehensive plan to the regulatory authority discussing proposed corrective actions to improve its capital position

1.0 - 1.49: Regulatory Action	Regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be taken

0.7 - 0.99: Authorized Control	Regulatory authority may take any action it deems necessary, including placing the company under regulatory control

Less than 0.7: Mandatory Control	Regulatory authority is required to place the company under regulatory control

          The Insurance Company has always exceeded the required levels of capital for compliance and has always been in compliance. There can be no assurance, however, that the capital requirements applicable to our business will not increase in the future. As of December 31, 2002, our risk-based capital authorized control level was $1,627,999 and our total adjusted capital was $13,874,655, yielding a ratio of 8.5.

          IRIS Requirements. The NAIC has also developed a set of financial ratios, referred to as the Insurance Regulatory Information System, or IRIS, for use by state insurance regulators in monitoring the financial condition of insurance companies. The NAIC has established an acceptable range of values for each of the IRIS financial ratios. Generally, an insurance company will become the subject of increased scrutiny when four or more of its IRIS ratio results fall outside the range deemed acceptable by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratio results that are outside the acceptable range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratio results being outside the acceptable range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control.

	NAIC values

		IRIS Ratios		Our Results
		Over	Under	2002
1	Gross Premiums to Surplus	900	-	247
2	Net Premiums to Surplus	300	-	118
3	Change in Net Writings	33	(33)	(5)
4	Surplus Aid to Surplus	15	-	13
5	Two-Year Overall Operating Ratio	100	-	103*
6	Investment Yield	10	4.5	1.3*
7	Change in Surplus	50	(10)	15
8	Liabilities to Liquid Assets	105	-	54
9	Agents' Balances to Surplus	40	-	5
10	One-Year Reserve Development to Surplus	20	-	(1)
11	Two-Year Reserve Development to Surplus	20	-	(11)
12	Estimated Current Reserve Deficiency to Surplus	25	-	(10)
(1) *results outside of the usual range (2) "-" denotes no lower limit on the range

          We had four ratio results outside of the usual range during 2001. During 2002, we had two results outside of the range. Management has retained an outside consultant for investment assistance with its fixed income portfolio to improve investment results. All ratios were within the usual range except numbers 5 and 6. Cancellation of unprofitable agents, regular increases in rates, a better balance of business between personal and commercial lines to reduce susceptibility to catastrophe losses and pricing to attract and retain insureds with high insurance scores are expected to improve the Two-Year Overall Operating Ratio in 2003. The Overall Operating Ratio was 93.5% for the year 2002 alone, while the Overall Operating Ratio was 112.1% for 2001.

          Guaranty Fund. We participate in the Property and Casualty Guaranty Association of the State of Michigan, which protects policyholders and claimants against losses due to insolvency of insurers. When an insolvency occurs, the Association is authorized to assess member companies up to the amount of the shortfalls of funds, including expenses. Member companies are assessed based on the type and amount of insurance written during the previous calendar year. We make accruals for our portion of assessments when notified of assessments by the Association. The Guaranty Association made no assessments against us in 2001, however, we were assessed $39,000 in 2002.

          Michigan Catastrophic Claim Association. The Michigan Catastrophic Claim Association, or MCCA, is an unincorporated nonprofit association created by Michigan law. Every insurer engaged in writing personal protection insurance coverage in Michigan is required to be a member of the MCCA. Personal protection insurance is included in automobile insurance. Member companies are charged an annual assessment, based on the number of vehicles for which coverage is written, to cover the losses reported by all member companies. Although the MCCA acts in the same manner as a reinsurer, it is not an insurance company and is not rated by A.M. Best.

          Michigan Basic Property Insurance Association. The Michigan Basic Property Insurance Association ("MBPIA") provides basic insurance to property-owners who cannot obtain insurance through insurance carriers in the normal course of business due to a high-risk exposure. The MBPIA assesses insurance carriers in Michigan a fee for continuation of the association based on the amount of losses incurred by the association and the amount of net written premium of the carrier related to property insurance. We were assessed $108,000 by the MBPIA in 2001 and $181,000 in 2002.

          Holding Company Regulation. Most states, including Michigan, have enacted legislation that regulates insurance holding company systems. Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. These laws permit the OFIS and any other relevant insurance departments to examine the Insurance Company and the Holding Company at any time, to require disclosure of material transactions between them and to require prior approval of transactions, such as extraordinary dividends from the Insurance Company to the Holding Company. All transactions between companies within a holding company system must be fair and equitable to the insurance company. Under Michigan law, the maximum amount of dividends that may be paid by an insurer to its stockholders during any twelve-month period without approval of the OFIS is the greater of 10% of the insurer's surplus as reported on the most recent annual statement filed with the OFIS or the net income, excluding realized capital gains, of the insurer for the twelve-month period covered by such annual statement.

          Change in Control. The Michigan Insurance Code requires that the Insurance Commissioner receive prior notice and approve of a change of control in either the Insurance Company or the Holding Company. The Insurance Code contains a complete definition of "control." In simplified terms, a person, corporation or other entity would obtain "control" of the Insurance Company or the Holding Company if they possessed, had a right to acquire possession or had the power to direct any other person acquiring possession, directly or indirectly, of 10% or more of the voting securities of either company. To obtain approval for a change of control, the proposed acquirer must file an application with the Insurance Commissioner containing detailed information such as the identity and background of the acquirer and its affiliates, the sources and amount of funds to be used to effect the acquisition, and financial information regarding the proposed acquirer.

          Michigan No-Fault Automobile Insurance. Under a pure no-fault automobile insurance system, responsibility for an automobile accident is not at issue. Each policyholder's own insurance company pays for his or her medical expenses and lost wages, regardless of who caused the accident, and the individuals relinquish the right to sue to recover damages. The objective of such a system is to eliminate the delays and costs of court disputes associated with the tort system, encourage prompt payment of compensation, and return a larger percentage of insurance premium dollars to accident victims.

          Michigan has a modified no-fault system that limits lawsuits relating to automobile accidents. For example, a suit for damages is permitted under Michigan's no-fault law when an injured person has suffered death, permanent serious disfigurement, or serious impairment of a body function. Damages are assessed on the basis of comparative fault, except that damages will not be assessed in favor of a party who is more than 50% at fault.

          Michigan's no-fault law also requires insurers to provide unlimited medical coverage to automobile accident victims. The cost of providing the unlimited medical coverage has somewhat offset the savings typically associated with a non-monetary threshold. In response, the Michigan Catastrophic Claims Association was established to spread the costs of medical coverage to all policyholders. The MCCA essentially acts as a reinsurer for all Michigan automobile insurers, reimbursing them for amounts paid on personal injury protection claims in excess of $325,000. This limit will increase incrementally to $500,000 by July 1, 2011. Participation is required for all Michigan automobile and motorcycle insurers.

          The Michigan Essential Insurance Act. The Essential Insurance Act requires an insurer to insure every applicant for automobile and homeowner insurance that meets the minimum requirements and the insurer's underwriting rules. The underwriting rules must be applied uniformly to all applicants and policyholders. Each insurer must file its underwriting rules with the Insurance Commissioner. In addition, the Essential Insurance Act limits rating criteria that insurers may employ, requires insurers to develop a "secondary" or merit rating plan under which premium surcharges are levied on poor drivers, establishes a joint underwriting association to provide insurance to individuals who cannot obtain coverage in the insurance market, and regulates other types of coverage and informational requirements.

          Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002, or the SOA. The stated goals of the SOA are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 (the Exchange Act).

          The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules, and mandates further studies of specified issues by the SEC and the Comptroller General. The SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. The SOA addresses, among other matters:

•	audit committees, including the independence of members, communications with auditors and selection and oversight of auditors;
•	certification of financial statements by the chief executive officer and the chief financial officer;
•

the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;

•	a prohibition on insider trading during pension plan black out periods;
•	disclosure of off-balance sheet transactions;
•	a prohibition on personal loans to directors and officers;
•	expedited filing requirements for Form 4 statements of changes of beneficial ownership of securities required to be filed by officers, directors and 10% shareholders;
•	disclosure of whether or not a company has adopted a code of ethics;
•	"real time" filing of periodic reports;
•	auditor independence; and
•	various increased criminal penalties for violations of securities laws.

          During 2004, the Holding Company will implement various policies and procedures in order to be in compliance with SOA on or before the date that the SOA requirements become effective for the Holding Company.

Legal Proceedings

          The Holding Company is not a party to any litigation. The Insurance Company is a party to litigation in the normal course of our insurance business. Based upon information presently available, we do not consider any threatened or pending litigation to be material. However, given the uncertainties attendant to litigation, there can be no assurance that our results of operations and financial condition will not be materially adversely affected by any threatened or pending litigation.

Properties

          We own our main office located at 933 E. Main Street, Fremont, Michigan, in a 30,000 square foot brick veneer building constructed in 1981. There is no mortgage indebtedness on the building. Management believes that the building is more than sufficient for the needs of the Insurance Company, both now and in the foreseeable future.

Employees

          As of September 30, 2003, we had a total of 66 full-time equivalent employees. Our employees are not covered by a collective bargaining agreement. Management considers its employee relations to be good.

OUR CONVERSION AND STOCK OFFERING

          Our plan of conversion was approved on ____________, 2004, by OFIS, subject to the plan's approval by two-thirds of the votes cast by policyholders of the Insurance Company entitled to vote. Approval by OFIS does not constitute a recommendation or endorsement of the plan.

          The following is a summary of the conversion. The summary is qualified in its entirety by reference to the provisions of the plan. Copies are available for inspection at the Insurance Company's principal office. The plan is also filed as an exhibit to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."

General

          On August 25, 2003, the Insurance Company's board of directors unanimously adopted the plan of conversion. Under this plan, the Insurance Company will convert from a mutual to a Michigan stock insurance company. The Insurance Company will change its name to Fremont Insurance Company. All of the Insurance Company's stock will be issued to the Holding Company, and the Insurance Company will become a wholly owned subsidiary of the Holding Company. The conversion will not be effective until we sell the minimum number of shares of stock required to be sold by the plan. The conversion will be accounted for as a simultaneous conversion, recapitalization and share offering which will not change the historical accounting basis of the Insurance Company's financial statements.

          We formed the Holding Company to serve as the holding company for all of the stock of the Insurance Company. Except for $250,000 that will be retained for administrative expenses, the Holding Company will contribute to the Insurance Company all of the net cash proceeds from the sale of stock. The contribution will substantially increase the Insurance Company's surplus that will, in turn, enhance policyholder protection and increase the amount of funds available to support both current operations and future growth. The holding company structure also provides greater flexibility for diversification of business activities in the future, although no other business activities are currently planned. We believe that this increased capital and operating flexibility will enable us to compete more effectively with other insurance companies. In addition, the conversion will enhance our future access to the capital markets.

          After completion of the conversion, the unissued common stock authorized by the articles of incorporation of the Holding Company will permit us to raise additional equity capital through further sales of securities. Presently, we have no plans to make additional offerings of securities after the conversion, other than the proposed issuance of additional shares under our stock-based compensation plan. Following the conversion, we also will be able to use stock-related incentive programs to attract, motivate and retain highly qualified employees.

Our Reasons for the Conversion

          As a mutual company, the Insurance Company has no authority to issue stock and consequently has virtually no access to market sources for equity capital. Only by generating and retaining earnings from year to year would we be able to increase our surplus.

          Our exposure to severe winter weather conditions and serious windstorms has been a major factor affecting our underwriting. In order to reduce the risk caused by this exposure, our strategic plan is expressly predicated upon diversifying our lines of business, improving profitability and improving capital strength. The ability to issue stock and the additional capital from the stock offering would immediately allow us to continue to expand our lines of business while providing additional policyholder protection. The additional capital may also allow us to reduce our reliance on quota share reinsurance, providing an immediate potential increase to our underwriting income. Through our conversion, we can offer policyholders an opportunity to participate in our financial success, while creating incentives for management to maximize our performance.

Effects of the Conversion

          General. Each policyholder in a mutual insurance company has an interest in the insurance company under its policy in addition to the contractual right to insurance coverage. These interests are:

•	the right to vote with respect to the election of directors and certain other fundamental corporate transactions, such as an amendment to the articles of incorporation or a merger of the company;

•

the right to receive dividends if declared by the board of directors (the Insurance Company has not declared a policyholder dividend in recent years and currently does not anticipate doing so in the future); and

•	the right to receive any proceeds in liquidation.

          All interests in a mutual insurance company are incident to, and contingent upon, the existence of the underlying insurance policy. These interests have no tangible market value separate from the policy. A policyholder who terminates his policy automatically forfeits his interests in the company. Upon completion of the conversion, policyholder interests in the Insurance Company, other than contract rights under policies of insurance, will be terminated.

          If the plan of conversion is not approved by the required number of policyholders eligible to vote or if the conversion fails to be completed for any other reason, the Insurance Company will continue its existence as a mutual company and policyholders will retain their rights as mutual company policyholders.

          Continuity of Insurance Coverage and Business Operations. The conversion will not affect the contractual rights of policyholders to insurance protection under their individual insurance policies with the Insurance Company. During and after the conversion, the normal business of the Insurance Company of issuing insurance policies in exchange for premium payments and processing and paying claims will continue without change or interruption. After the conversion, the Insurance Company will continue to provide services for policyholders under current policies and by its present management and staff.

The board of directors of the Insurance Company in place at the time of the conversion will continue to serve as the board of directors of the Insurance Company after the conversion.

          Voting Rights. Upon completion of the conversion, the voting rights of our policyholders in the Insurance Company will terminate and policyholders will no longer have the right to elect the directors of the Insurance Company or approve transactions involving the Insurance Company. Instead, voting rights in the Insurance Company will be vested exclusively in the Holding Company, which will own all the capital stock of the Insurance Company. Voting rights in the Holding Company will be vested exclusively in the shareholders of the Holding Company, including policyholders who purchase shares of common stock in the subscription offering. Each common stockholder shall be entitled to vote on any matter to be considered by the shareholders of the Holding Company, subject to the terms of the Holding Company's articles of incorporation, bylaws and the provisions of Michigan and federal law.

          Rights Upon Dissolution. After the conversion, policyholders will have no right to receive a pro rata distribution of any remaining surplus of the Insurance Company. Instead, this right will vest in the Holding Company as the sole shareholder of the Insurance Company. In the event of a liquidation, dissolution or winding up of the Holding Company, its shareholders, including policyholders who purchase stock in the subscription offering, would be entitled to receive, after payment of all debts and liabilities of the Holding Company, a pro rata portion of its assets.

How we determined our Price and the Number of Shares to be Issued in the Conversion Offering.

          The plan of conversion requires basing the purchase price of the stock on the estimated consolidated pro forma market value of the Holding Company following the conversion. The estimated pro forma market value is the value that is expected to attract a full subscription. The pro forma market value was determined on the basis of an independent valuation by an appraiser who is experienced in corporate valuation. We retained RP Financial, LC to prepare the appraisal. RP Financial, LC is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes and in the determination of adequate consideration in those transactions. RP Financial, LC will receive a base fee of approximately $35,000 for its appraisal.

          RP Financial, LC has determined that, as of September 30, 2003, the estimated consolidated pro forma market value of the Holding Company was between $_____ million and $_____ million. Under the plan of conversion, the aggregate purchase price of the stock to be offered in the conversion must equal the estimated pro forma market value of the Holding Company.

          The plan of conversion requires that an appraiser establish a valuation range consisting of a midpoint valuation, a valuation 15% above the midpoint valuation, and a valuation 15% below the midpoint valuation. Accordingly, RP Financial, LC has established an estimated valuation range of $_____ million and $_____ million. Before completion of the subscription offering to policyholders, after taking into account factors similar to those involved in its initial appraisal, RP Financial, LC will submit to the Insurance Company its updated estimate of the consolidated pro forma market value of the Holding Company. If the updated estimated valuation falls below the estimated valuation range, we may cancel the offering and terminate the conversion. If we proceed with the offering using the lower, updated estimated valuation, subscribers will be notified by mail of the updated estimated valuation and will be given an opportunity to confirm or modify their orders. The funds of any subscribers who withdraw their orders will be returned promptly without interest. Subscription orders may not be withdrawn for any reason if the updated appraisal exceeds or is within the estimated valuation range.

          The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our stock. In preparing the valuation, RP Financial, LC relied upon, and assumed the accuracy and completeness of, financial and statistical information provided by the Insurance Company. RP Financial, LC did not independently verify the financial statements or other information provided by the Insurance Company, and it did not value independently the Insurance Company's assets and liabilities. The valuation considers the Holding Company and the Insurance Company only as a going concern and should not be considered as an indication of the liquidation value of the Holding Company and the Insurance Company. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, we cannot assure investors that they will be able to resell their shares at or above their purchase price. A copy of RP Financial, LC's appraisal report which describes the method and assumptions for the appraisal is on file and available for inspection at our principal office and is filed as an exhibit to the registration statement of which this prospectus is a part. Any subsequent updated appraisal report of RP Financial, LC will also be available for inspection.

The Conversion Offerings

          Exchange of Surplus Notes. We are first offering the holders of the surplus notes the opportunity to exchange the principal balance and accrued interest of the notes through September 30, 2003, into shares at the offering price. Each note may only be wholly exchanged except that a note may be partially exchanged if a whole conversion would violate a provision of the Michigan Insurance Code. The exchange of the notes shall be subject to, and consummated concurrently with, the completion of the conversion of the Insurance Company. The number of shares to be issued shall be determined by dividing the note balance, together with interest accrued through the date the conversion of the Insurance Company is completed, by the offering price of the stock, rounded upward to the nearest whole share.

          One holder of surplus notes would acquire more than 5% of the outstanding shares of the Holding Company if the holder chose to exchange all of the holder's notes. However, Section 5909 of the Michigan Insurance Code prohibits persons from acquiring more than 5% of the shares of the Holding Company for five years from the effective date of the conversion without approval of the Insurance Commissioner. Based on the Commissioner's approval of the Plan of Conversion, no person will be permitted to acquire more than 5% of the shares pursuant to the conversion of their notes. If conversion of a note would result in issuance of more than 5% of the shares to the noteholder, the noteholder may convert the note up to 5% of the shares of the Holding Company common stock.

          Subscription Offering and Subscription Rights. After conversion of the surplus notes, the remaining shares in the offering will be offered to all holders of subscription rights, which include eligible policyholders who are also Michigan residents and the officers and directors of the Insurance Company. Subscription rights to purchase shares of our common stock are being issued, at no cost, to all persons entitled to purchase stock in the subscription offering. The amount of stock that they may purchase will be determined, in part, by the total number of shares of stock to be issued. Of the stock offered in the subscription offering, 90% is reserved for the exercise of subscription rights allocated to policyholders and 10% is reserved for the exercise of subscription rights allocated to officers and directors.

          Each eligible policyholder who is a Michigan resident will receive, without payment, subscription rights to buy up to 5% of the shares of common stock sold in the offering at the purchase price. An eligible policyholder is a person who is a named insured as of the record date of August 25, 2003, under an in-force insurance policy issued by the Insurance Company.

          Subscription Offering - Oversubscription. In the event that less than all of the subscription shares reserved for directors and officers are subscribed for by directors and officers, such subscription shares shall also be available to eligible policyholders.

          In the event of an oversubscription in either subscription category, subscription shares will be allocated among participants within each category, by reducing the subscriptions of certain participants according to the following methodology:

•	The Holding Company will determine the number of subscription shares by which a subscription category is oversubscribed.

•

The Holding Company will identify the participant or participants who have subscribed for the largest and second largest number of subscription shares in each category, and reduce the number of shares subscribed for by the participant with the largest subscription (or on a pro-rata basis among the participants with the largest subscriptions) to the number of subscription shares which have been subscribed for by the participant or participants with the second largest subscription(s), but in no event reducing subscriptions by an aggregate amount in excess of the number of subscription shares by which the category is oversubscribed, as rounded to the nearest whole share(s).

•	The Holding Company will repeat this methodology for so many iterations as shall be necessary to eliminate oversubscription within each subscription category.

          Subscription Offering - Compliance with Blue Sky We do not intend to offer securities to any person who is not a Michigan resident and therefore we will only seek registration of our securities in Michigan. However, we reserve the right in our discretion to offer securities to residents of selected states pursuant to a state exemption to registration or through registration of the securities to be offered. We will not be granting subscription rights to policyholders who reside outside of Michigan. No payments will be made in lieu of the granting of subscription rights to any such person.

          Community Offering. Concurrently with the subscription offering to eligible policyholders, we are offering shares to the general public in a community offering. It is intended that priority in the community offering will be given to:

•	policyholders of the Insurance Company whose policies were issued after August 25, 2003;
•	the Insurance Company's insurance agents, agencies and owners of its insurance agencies;
•	public or private foundations based in Michigan; and
•	Michigan residents.

          Subscriptions for common stock received in the community offering will be subject to the availability of stock after satisfaction of all surplus note conversions, subscriptions in the subscription offering, as well as the maximum and minimum purchase limitations described in the plan. We reserve the right, in our discretion, to determine the level of priority of a participant in the community offering.

          Centennial may enter into agreements with other broker-dealers to act as selling group members to assist in the sale of the shares in the community offering, although no such agreements exist as of the date of this prospectus. No orders may be placed or filled by or for Centennial or a selling group member during the subscription offering. After the close of the subscription offering, Centennial will instruct selling group members as to the number of shares to be allocated to each selling group member. Only after the close of the subscription offering and upon allocation of shares to selling group members may those broker-dealers take orders from their customers. During the subscription offering Centennial and selling group members may only solicit indications of interest from their customers to place orders with the Holding Company as of a certain order date for the purchase of shares of the Holding Company common stock. Upon termination of the subscription offering, if the minimum number of shares has not been subscribed for, Centennial may request, as of the order date, selling group members to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selling group members will send confirmations of the orders to those customers on the settlement date which will be three business days from the order date. Customers who authorize the selling group members to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, the selling group members will deposit funds to the escrow account if the minimum offering has not previously been reached or, if the minimum has been reached, to the accounts established by the Holding Company for each broker-dealer. Funds will be promptly returned, without interest, in the event the conversion is not completed.

          The community offering will be completed within 45 days after the termination of the subscription offering.

          Stand-By Purchasers. The Holding Company has entered into formal written agreements with certain persons, (including certain registered representatives of Centennial and certain representatives, if any, of other selling group members), that permit those persons to purchase up to, but no more than, a total of _____ shares in the offering if any shares remain available for sale immediately prior to the completion of the community offering. Under the terms of the agreements, such persons may purchase shares only if Centennial represents in writing that it is unable to find any other purchasers for the securities. Securities sold pursuant to these stand-by agreements are subject to a three-month lock-up period. Purchases made pursuant to these stand-by agreements are permitted under the NASD's Rule 2790.

Limitations on Stock Purchases

          General. No person or group of persons acting in concert may acquire more than 5% of our issued and outstanding common stock for five years from the effective date of our conversion plan, except with the approval of the Insurance Commissioner. No person may subscribe for fewer than 250 shares. No fractional shares shall be issued.

          A person or company which acts in concert with another person or company shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party. The determination of whether a group is acting in concert shall be made solely by us and may be based on any evidence upon which we choose to rely.

          Note Exchange and Subscription Offering Meets or Exceeds Total Maximum. If the number of shares exchanged for surplus notes and subscribed for by participants in the subscription offering is equal to or greater than 637,500 shares, we will complete the conversion and issue shares to the subscribing participants. However, the number of shares to be issued may not exceed 862,500 shares. In the event of an oversubscription, shares shall be allocated among subscribing policyholders as described in "Our Conversion and Stock Offering -- The Conversion Offerings - Subscription Offering - Oversubscription."

          Note Exchange and Subscription Offering Meets or Exceeds Total Minimum. If the number of shares exchanged for surplus notes and subscribed for by policyholders in the subscription offering is equal to or greater than 637,500 shares, but less than 862,500 shares, we will complete the conversion and issue shares in an amount sufficient to satisfy the subscriptions of those policyholders in full. Prior to consummating the conversion, however, we shall have the right to accept, in whole or in part, subscriptions received from any or all subscribers in the community. In any event, no more than 862,500 shares shall be issued in the offerings.

          Note Exchange and Subscription Offering Does Not Meet Total Minimum. If the number of shares exchanged for surplus notes and subscribed for by policyholders in the subscription offering is less than 637,500 shares, we will accept subscriptions from subscribers in the community offering so that the aggregate number of shares sold is equal to or greater than 637,500 shares. In that event, we will consummate the offering and:

•	issue to subscribing policyholders shares in an amount sufficient to satisfy their subscriptions in full; and

•

issue to subscribers in the community offering the number of shares required so that the total number of shares to be issued in the offerings will be equal to or greater than 637,500 shares, but less than or equal to 862,500 shares.

          Offerings Do Not Meet Minimum. If the total number of shares subscribed for in the offerings is less than 637,500 shares, we will cancel the offering and all subscription funds will be returned to subscribers without interest.

          There is a difference of approximately $2.25 million between the minimum and the maximum of the estimated valuation range as of __________. As a result, the ownership interest of a subscriber for a fixed number of shares of the Holding Company will be approximately 26% smaller if 862,500 shares are sold than if 637,500 shares are sold. Furthermore, as a result of this broad range, the updated appraisal may estimate a consolidated pro forma market value for the Holding Company that is materially more or less than the aggregate dollar amount of subscriptions received. Subscribers will not receive a refund or have any right to withdraw subscriptions if the updated appraisal estimates a consolidated pro forma market value that is less than the aggregate dollar amount of subscriptions received by us. Therefore, subscribers, in the aggregate and on a per share basis, may pay more for the stock than the estimated consolidated pro forma market value of the Holding Company. Accordingly, no assurance can be given that any price for the stock after the conversion will equal or exceed the purchase price. Also, subscribers should be aware that, prior to the completion of the offerings, they will not have available to them information concerning the final updated appraisal. After completion of the offerings, the final updated appraisal will be filed with the SEC pursuant to a post-effective amendment to the registration statement of which this prospectus forms a part. See "Available Information."

          NASD Rule 2790. The NASD recently enacted Rule 2790, entitled "Restrictions on the Purchase and Sale of Initial Equity Public Offerings." The rule replaces the Free-Riding and Withholding Interpretation (IM-2110-1). Effective March 23, 2004 the purchase and sale of all new equity securities must comply with the rule.

          In general, Rule 2790 restricts persons associated with the securities business from purchasing shares sold in this offering. The restriction applies to broker dealers, to the owners, associated persons (including registered representatives) and employees of broker dealers, to persons with "the authority to buy or sell securities for a bank, savings and loan institution, insurance company, investment company, investment advisor, or collective investment account," and to finders or any persons acting in a fiduciary capacity to Centennial, including attorneys, accountants, and financial consultants. In addition, family members of the above persons are restricted in the same manner as the persons to whom the restriction principally applies.

          Certain exemptions from Rule 2790's restrictions are available to limited categories of persons. For instance, even if the restrictions would otherwise apply, existing policyholders of the Insurance Company may purchase shares of the Holding Company in order to prevent dilution of their proportional interest. However, pursuant to the rule and in order to ensure that purchasers do not fall under the restrictions or are exempt from them, each purchaser must furnish a written representation to the seller that the purchaser is eligible to purchase securities in compliance with Rule 2790. The Rule contains an exemption for purchases and sales in an offering made as a part of a plan of conversion of a mutual insurance company into a stock insurance company if the conversion offering is conducted in accordance with the standards of the appropriate state regulatory authority. The Commissioner of Michigan's Office of Financial and Insurance Services [will issue] a conversion offering order authorizing the sale of the shares to the persons described in the section entitled "The Conversion Offerings" on page 71.

Marketing and Sales Arrangements

          We have engaged Centennial Securities Company, Inc., as a financial advisor and sales agent with respect to the offerings pursuant to a seller agent agreement. They have agreed to use their best efforts to solicit subscription and purchase orders for stock in the offerings. They are a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD"). They will assist us in the conversion by, among other things:

•	training management and staff to perform select tasks in connection with the conversion; and

•	managing the subscription and community offerings.

          Centennial has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe in the offerings, nor have they prepared an opinion as to the fairness of the purchase price or the terms of the offerings to us. They express no opinion as to the prices at which stock sold in the offering may trade.

          The Insurance Company and Holding Company have agreed to pay a selling commission of 2% (not to exceed $75,000) of the total purchase price of shares sold to: holders of surplus notes in exchange for such notes; eligible policy holders; directors and officers of the Insurance Company; principals of eligible policy holders that are entities; retirees of the Insurance Company; or the Insurance Company's insurance agents, agencies or owners of its insurance agencies. For all other sales of shares in the conversion offerings, the Insurance Company and Holding Company have agreed to pay a selling commission of 6%.

          Total selling commissions to Centennial are expected to be $200,000 to $250,000 at the minimum and maximum of the estimated valuation range, respectively. See "Pro Forma Data" for the assumptions used to arrive at these estimates. The possible minimum and maximum selling commissions would be $127,500 (if the minimum number of shares were sold and all of those shares were sold at the 2% rate) and $517,500 (if the maximum number of shares were sold and all those shares were sold at the 6% rate).

          Pursuant to the sales agent agreement, the Insurance Company has also agreed to reimburse Centennial for all of its reasonable out-of-pocket expenses and pay directly its counsel's fees and expenses incurred in connection with the conversion and offerings. Payment of Centennial's legal fees (exclusive of expenses and disbursements) are capped at $50,000 for legal services provided to Centennial that are customarily provided by sales agent's counsel in offerings of similar size and nature. Any other services requested of Centennial's legal counsel by Fremont or its counsel and Centennial including, for example, blue sky work, advising and assisting Fremont and its counsel on corporate, strategic and regulatory matters and other specialized legal matters, investigations involving unusual or special matters discovered in the course of due diligence, and other services not customarily performed by underwriter's counsel in offerings of similar size and nature, shall not be subject to such cap. The Insurance Company has advanced Centennial $10,000 as an advance against expenses for which Centennial is entitled to reimbursement. The advance is required to be repaid to the Insurance Company to the extent reimbursable out-of-pocket expenses are not actually incurred.

          The Insurance Company and the Holding Company have also agreed to indemnify Centennial, and each person who controls Centennial or is an affiliate, officer, director, agent, employee or attorney of Centennial, and any selling group members, against liabilities and expenses, including legal fees, incurred in connection with certain claims or losses based out of or upon any untrue statement of a material fact in the prospectus or any omission of a material fact from the prospectus, among other things. In the event indemnification is not available, the Insurance Company and the Holding Company have also agreed to contribute to any amounts payable by Centennial as a result of such claim or loss in proportion to the parties' relative fault or benefit.

Procedure for Purchasing Shares in the Subscription Offering

          To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed later than five days before the expiration date or hand delivered any later than two days before that date, including any extension of the expiration date. Execution of the order form will confirm receipt of delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

          To purchase shares in the subscription and community offering, an executed order form with the required payment for each subscribed share must be received by the escrow agent by 12:00 noon, Eastern time, on the termination date, or an extension of that date. Order forms that are not received by that time, returned as undeliverable by the U.S. Postal Service, executed defectively, or received without full payment are not required to be accepted. Also, we are not obligated to accept orders submitted on photocopied or facsimile order forms. However, we reserve the right, in our discretion, to permit institutional investors to submit irrevocable orders together with a legally binding commitment for payment and to thereafter pay for the shares for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion. We also reserve the right to waive or permit the correction of incomplete or improperly executed forms, but we do not represent that we will do so. Once received, an executed order form may not be modified, amended or rescinded without our consent unless the conversion has not been completed within 30 days after the end of the subscription and community offerings (or within 30 days of any extension of the expiration date).

          To ensure that eligible policyholders are properly identified as to their stock purchase priority, policyholders as of the eligibility record date (August 25, 2003) must list their policy(ies) on the order form giving all names and policy numbers relating to each policy.

          Payment for subscriptions may be made by check, bank draft or money order, provided that checks will only be accepted subject to collection. No wire transfers or third party checks will be accepted.

          IT IS VERY IMPORTANT TO ACCURATELY AND COMPLETELY FILL OUT YOUR STOCK ORDER FORM.

          The Holding Company will not be issuing certificates representing shares of common stock purchased. Instead, it will use a book entry of stock records and transfers. A written statement will be mailed to purchasers at the address specified in properly completed order forms, as soon as practicable following the sale of all shares of stock indicating the number of shares purchased and other information typically included on a stock certificate.

Restrictions on the Transfer of Subscription Rights

          The subscription rights granted to eligible policyholders are non-transferable. Any attempted transfer shall be void.

Restrictions on Purchase of Shares by Directors and Officers

          Purchases of our stock by directors, officers and their associates during the three-year period following completion of the conversion may be made only through a broker-dealer registered with the SEC, except with the prior written approval of OFIS. This restriction does not apply to purchases made upon exercise of stock options granted to directors, officers and employees.

MANAGEMENT

Management of the Holding Company

          The board of directors of the Holding Company consists of nine individuals who serve as directors of the Insurance Company. The board of directors of the Holding Company is divided into three classes, each of which consists of approximately one-third of the board. The directors were elected by the stockholders of the Holding Company for three year terms, or until their successors are elected. One class of directors, consisting of Michael A. DeKuiper, Kenneth J. Schuiteman and Jack Siebers, has a term of office expiring at the first annual meeting of stockholders, a second class, consisting of Jack G. Hendon, Donald VanSingel and Harold Wiberg, has a term of office expiring at the second annual meeting of stockholders, and a third class, consisting of Donald E. Bradford, Richard E. Dunning and William L. Johnson, has a term of office expiring at the third annual meeting of stockholders. The executive officers of the Holding Company are elected annually and hold the office until their respective successors have been elected or until death, resignation or removal by the board of directors. The following table lists our directors and executive officers, their ages and positions as of January 1, 2004.

Name	Age	Position Held	Term Expires

Richard E. Dunning	56	President, Chief Executive Officer and Director	2006
Donald E. Bradford	67	Secretary and Director	2005
Michael A. DeKuiper	55	Director	2006
Jack G. Hendon	48	Director	2004
William L. Johnson	61	Director	2005
Jack A. Siebers	62	Director	2004
Kenneth J. Schuiteman	67	Director	2006
Donald VanSingel	60	Chairman of the Board and Director	2004
Harold L. Wiberg	52	Director	2005
Marvin R. Deur	52	Vice President and Treasurer	--
William A. Hall	58	First Vice President and Chief Operating Officer	--
Eugene A. Sawyer	63	Senior Vice President	--

          The experience of each director and executive officer for at least the past five years is described below.

          Richard E. Dunning has been the President and Chief Executive Officer of the Holding Company and a Director since its organization. He has also served in those capacities with the Insurance Company since 1997. He first became employed by the Insurance Company in August, 1995, as a consultant in financial matters. Mr. Dunning was formerly employed by Gerber Products Company for over 24 years, where the last position he held was Assistant Treasurer of the corporation .

          Donald E. Bradford has been the Secretary and a director of the Holding Company since its organization and of the Insurance Company since 1982. For approximately forty years, Mr. Bradford was an owner of the Bradford Agency, which is an independent insurance agency. He retired from active participation in the agency in 1997.

          Michael A. DeKuiper has been a director of the Holding Company since its organization and of the Insurance Company since 1997. Mr. DeKuiper is an owner of the White Insurance Agency, an independent insurance agency in Fremont, Michigan, and has served as its President since 1998.

          Jack G. Hendon has been a director of the Holding Company since its organization and of the Insurance Company since November 13, 2003. Mr. Hendon is a certified public accountant, and cofounder of H&S Companies, a holding company consisting of Hendon & Slate, P.C., a certified public accounting firm, H&S Computers and H&S Financial. He has worked as a CPA for over 20 years.

          William L. Johnson has been a director of the Holding Company since its organization and of the Insurance Company since November 13, 2003. Mr. Johnson served as Chairman, President and Chief Executive officer for Semco Energy, Inc. from 1996 to 2002. Since his retirement from Semco Energy in 2002, he has been the President and CEO of the Berean Group, LLC, a business consulting firm.

          Jack A. Siebers has been a director of the Holding Company since its organization and of the Insurance Company since 1999. Mr. Siebers is a principal in the law firm of Siebers Mohney PLC based in Grand Rapids, Michigan. Prior to entering private law practice in 1985, Mr. Siebers was

General Counsel of Foremost Corporation of America, a holding company for a group of property and casualty insurance companies from 1975 to 1985.

          Kenneth J. Schuiteman has been a director of the Holding Company since its organization and of the Insurance Company since 1985. Mr. Schuiteman was the owner and president of Deur Speet Motors, a Five Star automobile dealership in Fremont, Michigan as well as Fremont Ford Mercury until 2002, when he sold the businesses to his sons.

          Donald VanSingel has been a director and has held the position of Chairman of the board of directors of the Holding Company since its organization. He has also held the position of Chairman of the board of directors of the Insurance Company since 1997, and has been a director since 1978. Mr. VanSingel served for twenty years as a Representative with the Michigan House of Representatives, the last ten years he was Republican Floor Leader. Since 1993, he has been an employee with Government Consultant Services in Lansing, Michigan, which is a professional lobby organization.

          Harold L. Wiberg has been a director of the Holding Company since its organization and of the Insurance Company since 1999. Mr. Wiberg is President of the Bonek Agency in Suttons Bay, Michigan and has held various positions with the agency since 1974. Mr. Wiberg is a Certified Insurance Counselor by designation from the Society of Certified Insurance Counselors.

          Marvin R. Deur has been the Treasurer and a Vice President of the Holding Company since its organization and of the Insurance Company since 1995 and 1997, respectively. Mr. Deur began his career with the Insurance Company as an accountant in 1982.

          William A. Hall, Sr. has held the positions of First Vice President and Chief Operating Officer of the Holding Company since its organization and of the Insurance Company since 1986 and 1990, respectively. He has also served as a director of the Insurance Company since 1988. Mr. Hall served in the United States Air Force as an Intelligence Specialist before coming to the Insurance Company in 1972. Mr. Hall held positions as a marketing representative, and Vice President of Marketing before his promotion to First Vice President in 1986.

          Eugene A. Sawyer has held the position of Senior Vice President of the Holding Company since its organization. He has also held the position of Senior Vice President of Claims of the Insurance Company since 1998 and has served as a director of the Insurance Company since 1999.

Composition of Board and Committees

          The business of the Holding Company will be managed under the direction of its board of directors. The board of directors currently consists of nine directors, five of whom are independent directors. The Holding Company uses the Nasdaq rules as a model to determine whether its directors are independent. The board of directors has three standing committees: the Compensation Committee, the Audit Committee, and the Governance Committee. Members of each committee are appointed by the board of directors and the authority, duties and responsibilities of each committee are governed by written charters approved by the board of directors.

          Compensation Committee. The Compensation Committee is chosen by the board of directors from those members who are independent directors. The Committee:

•	discharges, subject to general review and oversight by the board, the board's responsibilities relating to the Holding Company's and the Insurance Company's compensation and benefits programs and policies;
•	reviews and approves corporate and personal goals and objectives relevant to chief executive officer compensation;
•	reviews and approves the timing and amount of compensation of the chief executive officer and other key senior executives, including stock incentive grants, salaries, bonuses and other benefits;
•	administers the Holding Company's stock based compensation plan; and
•	recommends retainer and attendance fees for directors who are not employees of the Holding Company or any of its subsidiaries.

          Audit Committee. The Audit Committee is chosen by the board of directors from those members who are independent directors. The Audit Committee:

•	oversees the Holding Company's financial reporting process on behalf of the board;
•	retains, oversees, evaluates and, if appropriate, terminates the independent auditors;
•	annually reviews the performance of the independent auditors and the Holding Company's internal accounting controls;
•	at least annually, reviews all relationships between the independent auditors and the Holding Company to assess independence;
•	approves the nature and scope of services to be performed by the independent auditors and reviews the range of their fees for such services;
•	establishes and maintains procedures for the receipt, retention and treatment of complaints regarding accounting and auditing matters;
•	reviews the results of the annual audit and policies and practices regarding conflicts of interest and compliance with laws, rules and regulations;
•	reviews the Holding Company's financial statements; and
•	reviews, with management, the independent auditors and internal financial staff.

          Governance Committee. The Governance Committee is chosen by the board of directors from those members who are independent directors. The Governance Committee:

•	interviews each potential director nominee and recommends suitable candidates for nomination or appointment to the board of directors;
•	reviews the appropriate skills and characteristics of board and committee members;
•	develops and recommends to the board of directors an annual self-evaluation of the Board and its committees and oversees the self-evaluation;
•	reviews and reports on all matters generally relating to corporate governance and develops and recommends to the board corporate governance guidelines; and
•	recommends to the board of directors for its approval key executives to serve as corporate officers.

Directors' Compensation

          For service on board of directors of the Holding Company, each non-employee director receives an annual retainer of $1,200, plus $300 for each scheduled meeting attended. In addition, non-employee directors are paid $600 per year to serve on a committee. The board of directors of the Insurance Company serves without compensation, but may be reimbursed for actual reasonable expenses incurred in connection with their duties.

Executive Compensation

          The executive officers of the Holding Company have received no compensation from the Holding Company since its formation. During 2002, the president and chief executive officer of the Insurance Company received a salary of $125,138 and no other compensation except for the Insurance Company contribution to the 401(k) plan, for a total compensation package of $128,892. No other executive officer received compensation in excess of $100,000 for 2000, 2001, and 2002.

Summary Compensation Table

Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)
Richard E. Dunning President and Chief Executive Officer	2002 2001 2000	125,138 120,326 112,455	-0- 7,310 -0-	3,754 902 843

Certain Benefits

          General. The Holding Company currently has no full time equivalent employees and provides no fringe benefits. The Insurance Company currently provides health and welfare benefits to its employees, including hospitalization, major medical, dental, life and long-term disability insurance, subject to certain deductibles and copayments by employees.

          Defined Contribution Plan. The Insurance Company has a defined contribution 401(k) plan covering substantially all employees who work at least 1,000 hours per year. Employees can participate in the plan after their first six months of employment. We match 50% of employee contributions up to 3% of the employee's salary. The Insurance Company may also make discretionary contributions to the plan. During the years ended December 31, 2002, 2001 and 2000 the Insurance Company's contributions approximated $68,000, $18,000 and $18,000, respectively. During 2002, an additional contribution of approximately $293,000 was made to the plan as a result of the termination of the defined benefit plan.

          Stock-based Compensation Plan. We have a stock-based compensation plan. The purpose of the plan is to provide additional incentive to directors, officers, and employees by facilitating their purchase of our stock. Pursuant to the plan, 5% of the outstanding shares of the Holding Company have been reserved for future issuance by the Holding Company, in the form of newly-issued shares in satisfaction of awards under the plans. If awards should expire, become unexercisable or be forfeited for any reason without having been exercised or without becoming vested in full, the shares of common stock subject to those awards would be available for the grant of additional awards.

          Awards may include, among others, nonqualified stock options ("NQSOs"), restricted stock and stock appreciation rights. We intend to grant, on the effective date of the conversion, NQSOs for the purchase of up to 10,000 shares to the directors, executive officers and key employees. The stock purchase price for those options shall be the offering price of the stock. The Holding Company will not receive any payment for granting the options. The options shall vest 20% per year. The options may fully vest upon the death or disability of the optionee or a change in control of the Holding Company.

They will be exercisable for up to 10 years from the date of grant. The plan may be administered by either the board of directors or a committee of at least two directors designated by the board.

Executive Employment Agreements

          We anticipate entering into a one-year employment agreement with Mr. Dunning and one-year employment security agreements with our executive officers consistent with the following discussion. At least 90 days prior to the annual anniversary date of each agreement, our board of directors will determine whether or not to extend the term of each agreement for an additional one year. Any party to an agreement may elect not to extend that agreement for an additional year by providing written notice at least 30 days prior to any annual anniversary date.

          If Mr. Dunning were terminated by the Holding Company other than for cause, disability, retirement or death, or voluntarily terminates employment for "good reason" due to breach of his employment agreement, then he would be entitled to (1) a cash severance amount equal to three times his average annual compensation over his most recent five taxable years (or such shorter time as he has been employed by us), payable in equal monthly installments over 36 months, and (2) a continuation of benefits similar to those he is receiving at the time of such termination for the same term.

          If an officer, other than Mr. Dunning is terminated, other than for cause, by the Holding Company after a change of control, or the officer voluntarily terminated employment after a change in control for "good reason," then such officer would be entitled to (1) a cash severance amount equal to two times the highest level of his base salary during any of the three previous calendar years ending during the year in which the termination occurred, payable in equal monthly installments over 24 months, and (2) a continuation of benefits similar to those he is receiving at the time of such termination for a period of one year or until the officer obtained full-time employment with another employer, whichever occurred first. The officer would be required to mitigate the amount payable by reasonably seeking comparable employment with another employer.

          Although these employment agreements could increase the cost of any acquisition of control of the Holding Company, we do not believe that their terms would have a significant anti-takeover effect.

Security Ownership of Certain Beneficial Owners and Management

          Security Ownership by Management. Only ten shares of the Holding Company are currently outstanding. The shares were issued to the Holding Company's chief executive officer for $100.00 in connection with the incorporation of the Holding Company. The directors and executive officers have indicated that they intend to purchase in the offering and/or exchange surplus notes in exchange for the number of shares set forth in the following table. The table also sets forth the amount of the Insurance Company's Series B Surplus Notes beneficially owned by each of the Holding Company's directors and executive officers and all of the Holding Company's directors and officers as a group as of January 1, 2004:

Name of Director or Officer	Amount of Series B Surplus Notes Held	Number of Intended Shares by Conversion and Purchase		Percent of Common Stock (1)
Donald E. Bradford	$60,000	6,000		*
Michael A. DeKuiper	25,000	2,500		*
Marvin R. Deur	65,000	6,500		1.0%
Richard E. Dunning	150,000	20,000	(2)	3.1
William L. Johnson	50,000	5,000		*
William A. Hall, Sr.	75,000	10,000		1.6
Jack G. Hendon	25,000	2,500		*
Eugene A. Sawyer	75,000	7,500		1.2
Kenneth J. Schuitemann	50,000	5,000		*
Jack A. Siebers	-	1,000		*
Donald VanSingel	10,000	1,000		*
Harold L. Wiberg	50,000	10,000		1.6
All directors and officers as a group (12 persons)	$635,000	77,000		12.1%

(1)  assumes minimum number of shares sold (637,500).
(2)  Mr. Dunning purchased 10 shares of stock for $10.00 per share upon incorporation of the Holding Company in November 2003 that are included here.
* Less than 1%

          Security Ownership by Certain Beneficial Owners. The following table sets forth the information as to each person or entity known to the Holding Company to have been the beneficial owner of more than 5% of the Insurance Company's outstanding Series B Notes as of September 30, 2003 (except as noted in the footnotes).

Name and Address of Beneficial Owner	Amount of Surplus Notes Beneficially Owned	Percent of Class (1)

Robert E. Schermer	$2,200,000	42.23% (2)

(1)  $5,264,333 of Series B Surplus Notes were outstanding on September 30, 2003.
(2)  The Plan of Conversion, as approved by OFIS, will not permit Mr. Schermer to acquire more than 5% of the outstanding shares of the Holding Company voting stock on conversion.

Transactions with Management and Others

          Mr. Michael DeKuiper, a director of the Insurance Company, is the President and principal of The White Agency, Inc. and this agency is currently appointed as an agent with and writes insurance for the Insurance Company. The White Agency is one of the Insurance Company's largest producers. The terms and conditions of the agency agreement between the White Agency and the Insurance Company are similar in all material respects to agency agreements with the other agents of the Insurance Company. The Insurance Company pays the White Agency commissions on business produced. The agency is also able to earn contingent commissions based on the profit margins of the business produced. The White Agency earned commissions of $213,100 in 2003. The White Agency also earned profit-sharing payments of $38,000 in 2003 from the Insurance Company. The commission rates, including contingent commission opportunity, are the same as other agents of the Insurance Company. The White agency is an independent agent and also writes with regional and national insurers that may be competitors of the Insurance Company.

          Mr. Harold L. Wiberg, a director of the Insurance Company, is the President and an owner of the Bonek Agency, Inc. This agency is appointed as an agent of the Insurance Company and writes insurance for the Insurance Company. The terms and conditions of the agency agreement between the Bonek Agency and the Insurance Company are similar in all material respects to agency agreements with the other agents of the Insurance Company. The Insurance Company pays the Bonek Agency commissions on business produced. The agency is also able to earn contingent commissions based on the profit margins of the business produced. The Bonek Agency earned commissions of $67,600 in 2003. The Bonek Agency also earned profit-sharing payments of $33,100 in 2003 from the Insurance Company. The commission rates, including contingent commission opportunity, are the same as other agents of the Insurance Company. Bonek Agency is an independent agent and also writes with regional and national insurers that may be competitors of the Insurance Company.

          Mr. Jack A. Siebers, a director of the Insurance Company, is a partner in the law firm of Siebers Mohney PLC. The Insurance Company has retained this law firm for certain legal matters in the past and plans to continue to do so in the future. Legal fees paid by the Insurance Company to Mr. Siebers' law firm were approximately $97,400 in 2003.

TAX EFFECTS

          Eligible policyholders should consult their own tax advisor concerning the tax consequences of receiving and exercising subscription rights to the Holding Company's stock and also as to any state, local, foreign or other tax consequences arising out of the conversion.

General

          We have reviewed the principal tax effects of the conversion, the subscription offering to eligible policyholders, and certain other participants in the subscription and community offerings. The conversion of the Insurance Company from a mutual to stock form of corporation should constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code, and as such, no gain or loss should be recognized by the Insurance Company as a result of the conversion. We also believe that:

•	The Holding Company should recognize no gain or loss on its granting of subscription rights to eligible policyholders, and should recognize no gain or loss on the lapse of a subscription right;

•	No gain or loss should be recognized by the Holding Company on the receipt of cash or other property in exchange for its stock;

•	The Holding Company should have a basis in the stock of the Insurance Company equal to the amount paid for it;

•	The Insurance Company should recognize no gain or loss on receipt of property in exchange for its stock;

•	A surplus note holder should recognize no gain or loss upon the exchange of a surplus note for shares of common stock of the Holding Company; and

•

At December 31, 2002, the Insurance Company has a NOL carry-forward of approximately $10,994,000 and an AMT credit carry forward of approximately $331,000. Currently, the Insurance Company's NOL and AMT credit carry-forwards are classified as non-Separate Return Limitation Year (SRLY). This means that there are no limitations to the Insurance Company with respect to their utilization. However, the Holding Company's acquisition of the stock of the Insurance Company after the completion of this offering will most likely be deemed a change in ownership of the Insurance Company and, therefore, would result in further limitation on the ability of use to fully utilize the NOL. Based on management's best estimate the amount of annual taxable income that could be offset each year by the NOL carry-forwards after the completion of the offering is approximately $379,000. The actual amount will be based on the equity of the Insurance Company just prior to a change in ownership.

Subscription Rights

          Generally, the federal income tax consequences of the receipt, exercise and lapse of subscription rights are uncertain. They present novel issues of tax law and we are not aware of any direct authorities that address this issue. We believe that:

•

the eligible policyholders should be treated as transferring their voting rights and rights to share in any liquidation surplus of the Insurance Company to the Holding Company in exchange for the subscription rights, and that, therefore, an eligible policyholder should recognize gain or loss to the extent that the fair market value of the subscription rights received, if any, differs from the basis of that eligible policyholder in the rights surrendered for them;

•

an eligible policyholder who acquires common stock by exercising a subscription right should have a basis in the common stock equal to the amount of cash paid for it plus the basis in the subscription right, if any; and

•	the applicable holding period should commence on the day the subscription right is exercised.

          We believe the subscription rights have no fair market value, inasmuch as those rights are nontransferable, personal rights of short duration, that are provided to eligible policyholders and other participants in the subscription offering without charge, and afford the holder only the right to purchase shares of common stock in the subscription offering at a price equal to its estimated fair market value. Eligible policyholders are encouraged to consult with their tax advisors about the tax consequences of the conversion and the subscription offering.

          The federal income tax discussion stated above does not purport to consider all aspects of federal income taxation that may be relevant to each eligible policyholder that may be subject to special treatment under the Code. Due to the individual nature of tax consequences, each surplus note holder, eligible policyholder, officer and director is urged to consult his or her tax and financial advisor as to the effect of such federal income tax consequences on his or her own particular facts and circumstances, including the receipt and exercise of subscription rights, and also as to any state, local, foreign or other tax consequences arising out of the conversion.

DESCRIPTION OF CAPITAL STOCK

General

          The Holding Company is authorized to issue 10,000,000 shares of capital stock consisting of: 5,000,000 shares of Class A Common Stock, without par value; 500,000 shares of Class B Common Stock, non-voting and without par value; and 4,500,000 shares of Preferred Stock, without par value. It currently expects to issue between 637,500 and 867,500 shares, subject to adjustment, of the authorized Class A Common Stock and no shares of preferred stock in the conversion.

Common Stock

          Except as otherwise set forth below, the relative rights, powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions of the Class A Common Stock and Class B Common Stock shall be identical in all respects.

          Voting Rights. Each share of the Class A Common Stock will have the same relative rights and will be identical in all respects with every other share of Class A Common Stock. You will be entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of the Class A Common Stock. In an election of directors, you will not have the right to accumulate all of your votes and vote them for one director. Rather, the holders of a majority of the outstanding shares will have the power to elect all of the directors, and the remaining holders will not have the power to elect any directors. Unless otherwise required by law, and so long as your rights would not be adversely affected, you will not be entitled to vote on any amendment to the articles of incorporation that relates solely to the terms of one or more outstanding series of preferred stock. The holders of the Class B Common Stock shall not be entitled to vote.

          Dividends. As a holder of either Class A or Class B Common Stock, you would be entitled to receive a proportionate share of any dividends declared by the board of directors. Your rights will be subject to the rights of any preferred stockholders if any preferred stock is issued in the future. For additional information as to cash dividends, see "Our Policy Regarding Dividends."

          Liquidation. If the Holding Company is liquidated or dissolved, as a holder of any class of common stock, you would be entitled to receive your proportionate share of its net assets after payment of all of its creditors and all holders of securities that have rights to receive payment before common stockholders.

          Other Characteristics. The Holding Company would not be required to offer any additional shares to you for sale before selling shares to the public or any other stockholder. Your shares would not give you any right to convert them into any other security or to require the Holding Company to repurchase them from you. When the shares are paid for in full as required by the stock order form and issued to you upon completion of the conversion, you will not be required to pay additional money to the Holding Company solely by virtue of your ownership of common stock.

Transfer Agent and Registrar

          The Holding Company will be the transfer agent and registrar for the common stock.

Preferred Stock

          The Holding Company may issue up to 4,500,000 shares of preferred stock in one or more series. The board of directors has the authority, without any vote or action by the shareholders, to create one or more series of preferred stock up to the limit of authorized but unissued shares of preferred stock and to fix the designations, preferences, rights, qualifications, limitations and restrictions, including the voting rights, dividend rights, dividend rate, conversion rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series of the preferred stock. The Holding Company has no present plans to issue preferred stock.

Limitation of Liability

          The Holding Company's articles provide that, to the fullest extent permitted by the Michigan Business Corporation Act or any other applicable laws, our directors will not be personally liable to the Holding Company or our shareholders for any acts or omissions in the performance of their duties. These provisions will not limit the liability of directors under federal securities laws.

Certain Anti-Takeover Matters

          General. Michigan law contains provisions that may, in conjunction with the articles of incorporation of the Holding Company, have the effect of impeding a change of control of the Holding Company. These provisions may have the effect of discouraging a future takeover attempt that individual shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, if you desired to participate in such a transaction, you may not have an opportunity to do so. The following is a summary of the provisions of Michigan law and the articles of incorporation and bylaws of the Holding Company relating to these restrictions.

          Michigan Insurance Code. The Insurance Code requires that the Insurance Commissioner of the OFIS receive prior notice of and approve a change of control for either the Insurance Company or the Holding Company. These provisions are explained under "Business - Regulation - Change in Control."

          Business Combinations. The Holding Company will be subject to the provisions of Chapter 7A (the "Business Combinations Act") of the Michigan Business Corporation Act. The Act contains provisions which generally require that business combinations between a corporation which is subject to Chapter 7A and an owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than 2/3 of the votes of each class of stock entitled to be cast by shareholders other than the 10% owner who is a party to the combination. The high vote requirements will not apply if (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% owner has been such for at least five years.

          Control Share Acquisitions. The Holding Company will also be subject to the provisions of Chapter 7B (the "Control Share Acquisitions Act") of the Michigan Business Corporation Act. Chapter 7B provides that "control shares" acquired in a "control share acquisition" have no voting rights except as granted by the shareholders. "Control shares" are outstanding shares that, when added to shares previously owned by a shareholder, increase that shareholder's ownership of voting stock to 20% or more, 33 1/3% or more or a majority of the outstanding voting power of the company. A "control share acquisition" generally must be approved by a majority of the votes cast by shareholders entitled to vote, excluding shares owned by the acquirer and officers and employee-directors of the company in order for the "control shares" to have voting rights.

          Article and Bylaw Provisions. The Holding Company's articles and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with your board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, an advance notice requirement for director nominations and actions to be taken at annual meetings of shareholders, the inability of the shareholders to call a special meeting of the shareholders, the requirements for approval by 80% of the voting power of all shares entitled to vote to amend the bylaws or certain provisions of the articles, removal of a director only for cause and the availability of authorized but unissued blank check preferred stock.

          Classified board of directors. The articles establish a classified board of directors, which at the first annual meeting will be divided into three classes having the same terms as the board of directors for the Insurance Company. See "Management." Thereafter, subject to the right of holders of any series of preferred stock to elect directors, shareholders will elect one class constituting approximately 1/3 of the board of directors for a three-year term at each annual meeting of shareholders. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the board of directors. The classification of directors will effectively make it more difficult to change the composition of the board of directors and will instead promote a continuity of existing management.

          Advance Notice Requirement. The Holding Company's articles and bylaws contain advance notice procedures with regard to shareholder proposals relating to the nomination of directors or new business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely and given in writing to the secretary of the Holding Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 70 days nor more than 90 days prior to the meeting. The advance notice requirement does not give the board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of certain business at a meeting if the proper notice procedures are not followed.

          Special Meetings of Shareholders. Under the articles and bylaws, special meetings of shareholders may be called only by the Chairman of the Board or the President and shall be called by the President or Secretary at the request in writing of a majority of the whole board of directors, or at the request in writing of shareholders owning at least 80% of the voting power of all outstanding shares of capital stock entitled to vote.

          Amendment of Articles and Bylaws. The articles and the bylaws require the affirmative vote of at least 80% of the voting power of all outstanding shares of capital stock entitled to vote to amend or repeal certain provisions of the articles, including those described above, or any bylaw. This requirement will render more difficult the dilution of the anti-takeover effects of the articles and the bylaws.

          Removal of Directors Only for Cause. The Holding Company's articles permit shareholders to remove directors only for cause and only by the affirmative vote of the holders of 80% of the voting power of the outstanding shares of capital stock entitled to vote. This provision may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of the board of directors by filling the vacancies created by removal with its own nominees.

          Blank Check Preferred Stock. The Holding Company's articles provide for 4,500,000 authorized shares of preferred stock, none of which has been issued. Our board of directors believes the availability of preferred stock would provide flexibility for future financing transactions and acquisitions.

          The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult, or discourage, an attempt to obtain control by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, the articles grant the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors' authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect their rights, including voting rights, in the event a particular series of preferred stock is given a disproportionately large number of votes per share, of those stockholders and may have the effect of delaying or preventing a change in control that may be favored by you. The board of directors does not currently intend to seek your approval prior to any issuance of preferred stock, unless required by law.

LEGAL MATTERS

          Certain legal matters with respect to the common stock being offered by this prospectus will be passed on for us by Siebers Mohney, PLC, Grand Rapids, Michigan.

EXPERTS

          The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

          RP Financial, LC has consented to the publication in this Prospectus as to the Appraisal, the estimated consolidated pro forma market value of the Holding Company, the value of the subscription rights to purchase common stock, and to the use of its name and statements with respect to it appearing in this Prospectus.

GLOSSARY OF SELECTED INSURANCE TERMS

          The following insurance terms, when used in this Prospectus, have the meanings ascribed to them below.

          A.M. Best Ratings. A.M. Best Ratings are divided into "Secure" and "Vulnerable" rating groups as follows: Secure Ratings: A++, A+ (Superior); A, A- (Excellent); and B++, B+ (Very Good). Vulnerable Ratings: B, B- (Adequate); C++, C+ (Fair); C, C- (Marginal); D (Very Vulnerable); E (Under State Supervision); and F (In Liquidation).

          Cede. To transfer to another insurer (the reinsurer) all or part of the insurance risk underwritten by an insurer.

          Combined ratio. The GAAP combined ratio is the sum of the GAAP loss and loss adjustment expense ratio and the GAAP expense ratio.

          Direct written premiums. Total premiums written by an insurer other than premiums for reinsurance assumed by an insurer.

          Earned premiums. The prorated portion of an insurance premium that is no longer considered prepaid as a result of the elapsed time the insurance policy has been in force. For example, after three months, $6,000 of prepaid $24,000 annual premiums are considered earned premiums.

          Effective Duration. The sensitivity of a bond's price to a change in yield. Bond price and yield move in opposite directions. It is recognized that yield changes may change the expected cash flow of the bond.

          Excess of loss reinsurance. A form of reinsurance in which the insurer cedes to a reinsurer, and such reinsurer assumes, all or a portion of losses in excess of a specified retention level up to a predetermined limit.

          Expense ratio -- GAAP. The GAAP expense ratio is the policy acquisition and other underwriting expenses in relation to net earned premium.

          Expense ratio -- Statutory. The statutory expense ratio is the statutory policy acquisition and other underwriting expenses in relation to net written premium.

          Incurred but not reported (IBNR). The liability for future payments on losses that have occurred but have not yet been reported.

          Insurance Scores. Insurance scoring is a method used by insurance companies to help predict loss probabilities based on consumer credit modeling. Scores can range from 350 to 850. An insurance score of 700 or higher for a policy indicates a statistically lower probability that the policy will generate a loss.

          Liquidity. The ability to convert financial holdings into cash in a timely manner without the loss of principal.

          Loss adjustment expenses (LAE). The expense of settling claims, including legal and other fees.

          Loss and LAE. The GAAP loss and loss adjustment expense ratio is the net loss and loss adjustment expenses in relation to net earned premium.

          NAIC. The National Association of Insurance Commissioners, an association of the chief insurance supervisory official of each state, territory and insular possession of the United States.

          Net earned premiums. The portion of written premiums that is recognized for accounting purposes as revenue during a period.

          Net loss ratio. The net loss ratio is the loss expense, excluding LAE, in relation to net earned premium.

          Net written premiums. Premiums retained by an insurer after deducting premiums on business ceded to others.

          Quota share reinsurance. A form of treaty or facultative reinsurance in which the insurer cedes and reinsurer assumes an agreed-upon percentage of risks. Also known as proportional reinsurance.

          Reinsurance. A procedure whereby an insurer remits or cedes a portion of the premiums to a reinsurer as payment to the reinsurer for assuming a portion of the risk or liability under the policy. Reinsurance can be effected by "treaties" under which all risks of a defined category, amount and type for a primary insurer are covered, or on a "facultative" basis under which risks are covered on an individual, contract by contract basis.

          Reserves. Liability established by an insurer to reflect the estimated cost of claim payments and related expenses that the insurer will ultimately be required to pay with respect to the insurance it has underwritten.

          Reserve redundancy. The amount by which the reserves currently established by an insurer exceed the currently estimated cost of claim payments and related expenses that the insurer will ultimately be required to pay.

          Series A surplus notes. Surplus notes issued by the Insurance Company primarily in August of 1998 in the aggregate principal amount of $4,057,000 bearing interest at a rate of 8.5% per annum and payable June 30, 2003. Additional Series A surplus notes in the amount of $350,000 were purchased by the Insurance Company's management during 2002. All of the Series A surplus notes were repaid or exchanged for Series B surplus notes on or before June 30, 2003.

          Series B surplus notes. Surplus notes issued by the Insurance Company between December of 2002 and July of 2003 in the aggregate principal amount of $5.2 million bearing interest at a rate of 7% per annum and due September 2007. Subject to the limitations described in this prospectus, Series B surplus notes may be exchanged for Holding Company stock in this offering, at the option of the note holder.

          Statutory accounting practices. Those practices required by state law that must be followed by insurers in submitting their financial statements to state insurance departments.

          Statutory combined ratio. The statutory combined ratio is the sum of the statutory loss and loss adjustment expense ratio and the statutory expense ratio.

          Statutory surplus. The amount remaining after all liabilities of an insurance company are subtracted from all of its admitted assets, applying statutory accounting practices.

          Surplus. The amount by which a company's assets exceed its liabilities.

          Underwriting expense ratio. This ratio compares our expenses to obtain new business and renew existing business, plus normal operating expenses, to our net premiums earned. The ratio is used to measure how efficient we are at obtaining business and operating the insurance segments. The lower the percentage, the more efficient we are, all else being equal. Sometimes, however, a higher underwriting expense ratio can result in better business and improve our loss ratio, and overall profitability.

          Unearned premiums. The prorated portion of an insurance premium considered to be a prepayment. For example, after three months, $1,800 of a prepaid $2,400 annual premium is still considered unearned premium.

ADDITIONAL INFORMATION

          The Holding Company has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information contained in the registration statement. That information, including the appraisal which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Holding Company. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions of them and are not necessarily complete. Each such statement is qualified by reference to such contract or document. The Insurance Company also maintains a web site (http://www.fmic.com) which contains various information about the Insurance Company.

          In connection with the conversion, the Holding Company will register its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon registration, the Holding Company and the holders of the stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934.

          A copy of the plan of conversion and the articles of incorporation and bylaws of the Holding Company and the Insurance Company are available without charge from the Insurance Company. Requests for the information should be directed to: Stockholder Relations, Fremont, 933 E. Main St., Fremont, MI 49412.

Fremont Mutual Insurance Company
Interim Financial Statements (Unaudited)
For the Nine Months Ended
September 30, 2003 and 2002

Index for Interim Financial Statements

Page(s)
Interim Financial Statements

Balance Sheets	IF-1

Statements of Operations	IF-2

Statements of Policyholders' Surplus	IF-3

Statements of Cash Flows	IF-4

Notes to Interim Financial Statements	IF-5-7

Fremont Mutual Insurance Company
Balance Sheets
As of September 30, 2003 and December 31, 2002

	As of September 30, 2003	As of December 31, 2002
	Unaudited
Assets
Investments:
Fixed maturities, at fair value	$25,466,447	$14,358,977
Equity securities, at fair value	2,811,548	2,665,506
Total investments	28,277,995	17,024,483
Cash and cash equivalents	3,296,481	6,210,696
Premiums due from policyholders, net	6,652,510	6,334,819
Amounts due from reinsurers	15,363,855	12,974,762
Accrued investment income	264,919	162,437
Property & equipment, net	787,951	904,575
Deferred policy acquisition costs	365,630	714,111
Federal income taxes recoverable	-	45,396
Other assets	83,761	63,540

Total assets	$55,093,102	$44,434,819

Liabilities and Policyholders' Surplus
Liabilities:
Losses & loss adjustment expenses	$10,645,625	$8,676,586
Unearned premiums	18,200,348	17,000,716
Surplus notes	5,264,333	5,427,053
Premiums ceded payable	7,741,307	1,160,583
Accrued expenses & other liabilities	5,086,192	4,844,768
Total liabilities	46,937,805	37,109,706

Commitments and contingencies	-	-

Policyholders' Surplus:
Unassigned surplus	7,550,155	7,475,393
Accumulated other comprehensive income:
Net unrealized losses on investments	605,142	(150,280)

Total policyholders' surplus	8,155,297	7,325,113

Total liabilities and policyholders' surplus	$55,093,102	$44,434,819

See accompanying notes to financial statements.

Fremont Mutual Insurance Company
Statements of Operations
Nine months ended September 30, 2003 and 2002

	2003	2002
	Unaudited
Revenues:
Net premiums earned	$12,713,688	$12,453,322
Net investment income	711,288	458,401
Net realized (losses) gains on investments	(208,967)	(15,692)
Other income, net	187,628	151,274

Total revenues	13,403,637	13,047,305

Expenses:
Losses and loss adjustment expense	8,230,778	8,438,704
Policy acquisition & other underwriting expenses	4,756,257	4,665,906
Interest expense	326,840	258,633
Settlement of benefit plan	-	424,808

Total expenses	13,313,875	13,788,051

Income(loss) before federal income taxes	89,762	(740,746)
Federal income tax expense(benefit)	15,000	-

Net income (loss)	$74,762	$(740,746)

See accompanying notes to financial statements.

Fremont Mutual Insurance Company
Statement of Policyholders' Surplus
Nine months ended September 30, 2003 and 2002

	2003	2002
	Unaudited

Balance, beginning of period	$7,325,113	$8,015,141
Net income (loss)	74,762	(740,746)
Other comprehensive income (loss):
Unrealized appreciation (depreciation) on investment securities	755,422	(159,334)

Comprehensive income (loss)	830,184	(900,080)

Balance, end of period	$8,155,297	$7,115,061

See accompanying notes to financial statements.

Fremont Mutual Insurance Company
Statements of Cash Flow
Nine months ended September 30, 2003 and 2002

	2003	2002
	Unaudited

Cash flows from operating activities:
Net income (loss)	$74,762	$(740,746)
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation	117,915	116,150
Realized losses (gains) on investments	208,967	15,692
Net amortization of premiums on investments	46,120	4,212
Changes in assets and liabilities:
Premiums due from policyholders	(317,691)	258,239
Amounts due from reinsurers	(2,389,093)	4,873,023
Accrued investment income	(102,482)	116,244
Deferred policy acquisition costs	348,481	(236,871)
Federal income taxes recoverable	45,396	-
Prepaid benefit cost	-	1,484,694
Other assets	(20,221)	57,152
Losses and loss adjustment expenses	1,969,039	(2,458,210)
Unearned premiums	1,199,632	(1,351,294)
Premiums ceded payable	6,580,724	(1,459,875)
Accrued expenses and other liabilities	241,423	(217,015)

Net cash provided by operating activities	8,002,972	461,395

Cash flows from investing activities:
Proceeds from sales and maturities of securities	18,168,665	5,457,472
Purchase of securities	(28,921,841)	(5,623,782)
Purchase of equipment, net	(1,291)	(24,420)

Net cash (used in) provided by investing activities	(10,754,467)	(190,730)

Cash flows from financing activities:
Issuance of surplus notes	-	350,000
Payments on surplus notes	(162,720)	-

Net cash (used in) provided by financing activities	(162,720)	350,000

Net increase (decrease) in cash	(2,914,215)	620,665

Cash and cash equivalents, beginning of period	6,210,696	1,704,613

Cash and cash equivalents, end of period	$3,296,481	$2,325,278

Cash paid (received) for:
Federal income taxes	$(30,396)	$-
Interest	$413,848	$344,844

See accompanying notes to financial statements.

Fremont Mutual Insurance Company

Notes to Financial Statements
(Unaudited)

(1) Basis of Presentation

The financial information for the interim periods included herein is unaudited; however, such information reflects all adjustments which are, in the opinion of management, necessary to a fair presentation of the financial position, results of operations, and cash flows for the interim periods. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year.

These financial statements should be read in conjunction with the financial statements and notes for the year ended December 31, 2002 included herein.

(2) Segment Information

The Company defines its operations as property and casualty insurance operations. The Company writes four major insurance lines exclusively in the State of Michigan: Personal Lines, Commercial Lines, Farm and Marine. All revenues are generated from external customers and the Company does not have a significant reliance on any single major customer.

The Company evaluates product line profitability based on underwriting gain (loss). Certain expenses are allocated based on assumptions and estimates made by management. Underwriting gain (loss) by product line would change if different methods were applied.

The Company does not allocate assets, net investment income, net realized gain (loss) on investments, other income (expense) or interest expense to its product lines. In addition, the Company does not separately identify depreciation expense related to the building by product line and such disclosure would be impracticable.

Segment data for the nine months ended September 30, are as follows:

	2003	2002
Revenues:
Net premiums earned:
Personal lines	$7,392,570	$8,157,687
Commercial lines	3,493,727	2,536,106
Farm	1,434,146	1,410,017
Marine	393,245	349,512

Total net premiums earned	12,713,688	12,453,322

Expenses:
Loss and loss adjustment expenses:
Personal lines	4,430,066	5,731,370
Commercial lines	2,853,579	1,163,225
Farm	765,685	1,148,173
Marine	181,448	395,936

Total loss and loss adjustment expense	8,230,778	8,438,704

Policy acquisition and other underwriting expenses:
Personal lines	2,765,599	3,056,454
Commercial lines	1,307,021	950,207
Farm	536,522	528,293
Marine	147,115	130,952

Total policy acquisition and other underwriting expenses	4,756,257	4,665,906

Underwriting gain (loss):
Personal lines	196,905	(630,137)
Commercial lines	(666,873)	422,674
Farm	131,939	(266,449)
Marine	64,682	(177,376)

Total underwriting gain (loss)	(273,347)	(651,288)

Net investment income	711,288	458,401
Net realized investment (losses) gains	(208,967)	(15,692)
Other income	187,628	151,274
Interest expense	(326,840)	(258,633)
Settlement of benefit plan	-	(424,808)

Income (loss) before federal income taxes	$89,762	$(740,746)

(3) Reinsurance

Premiums earned are net of amounts ceded of $13,972,808 and $13,789,837 for the nine months ended September 30, 2003 and 2002, respectively. Loss and loss adjustment expenses are net of amounts ceded of $8,428,011 and $5,338,282 for the nine months ended September 30, 2003 and 2002, respectively.

(4) Comprehensive income

The Company presents comprehensive income as a component of policyholders' surplus on the statement of policyholders' surplus. For the nine months ended September 30, 2003 and 2002, the unrealized appreciation and depreciation on investment securities included in other comprehensive income consisted of the following:

	2003	2002
Unrealized appreciation (depreciation) on
investment securities arising during
the period	$546,455	$(175,026)

Deferred income tax (expense) benefit of
unrealized appreciation (depreciation)
on investment securities arising during
the period	(185,795)	59,509

Change in deferred tax valuation allowance	185,795	(59,509)

Unrealized appreciation (depreciation) on
investment securities arising during
the period, net of deferred income taxes and
valuation allowance	546,455	(175,026)

Adjustment for pretax realized losses
on investments included in income	208,967	15,692

Deferred income tax benefit of
realized losses included in income	(71,049)	(5,335)

Change in deferred tax valuation allowance	71,049	5,335

Unrealized appreciation (depreciation) on
investment securities	$755,422	$(159,334)

Fremont Mutual Insurance
Company
Report on Audits of Financial Statements
As of December 31, 2002 and 2001 and for
the Three Years in the Period Ended
December 31, 2002

Fremont Mutual Insurance Company

Index

Report of Independent Auditors

To the Board of Directors and Policyholders of
Fremont Mutual Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of operations, policyholders' surplus and cash flows present fairly, in all material respects, the financial position of Fremont Mutual Insurance Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
December 15, 2003

Fremont Mutual Insurance Company
Balance Sheets
December 31, 2002 and 2001

Assets	2002	2001

Investments:
Available-for-sale:
Fixed maturities, at fair value	$14,358,977	$13,984,448
Equity securities, at fair value	2,665,506	5,550,301

Total investments	17,024,483	19,534,749

Cash and cash equivalents	6,210,696	1,704,613
Premiums due from policyholders, net	6,334,819	6,200,871
Amounts due from reinsurers	12,974,762	17,022,497
Accrued investment income	162,437	280,442
Property and equipment, net of accumulated depreciation	904,575	1,013,411
Deferred policy acquisition costs	714,111	534,272
Federal income taxes recoverable	45,396	-
Prepaid benefit cost	-	1,454,694
Other assets	63,540	91,575

	$44,434,819	$47,837,124

Liabilities and Policyholders' Surplus

Liabilities:
Losses and loss adjustment expenses	$8,676,586	$11,059,905
Unearned premiums	17,000,716	17,568,639
Surplus notes	5,427,053	4,057,000
Premiums ceded payable	1,160,583	2,834,440
Accrued expenses and other liabilities	4,844,768	4,301,999

Total liabilities	37,109,706	39,821,983

Commitments and contingencies	-	-

Policyholders' surplus:
Unassigned surplus	7,475,393	8,048,953
Accumulated other comprehensive loss:
Net unrealized losses on investments	(150,280)	(33,812)

Total policyholders' surplus	7,325,113	8,015,141

Total liabilities and policyholders' surplus	$44,434,819	$47,837,124

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company
Statements of Operations
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Net premiums written	$16,404,668	$17,331,018	$15,519,642

Revenues:
Net premiums earned	16,425,637	16,863,321	15,149,479
Net investment income	649,351	956,931	1,109,477
Net realized (losses) gains on investments	(195,598)	59,162	218,500
Other income, net	152,905	153,932	204,662

Total revenues	17,032,295	18,033,346	16,682,118

Expenses:
Losses and loss adjustment expenses, net	10,635,736	14,607,268	9,932,328
Policy acquisition and other underwriting expenses	6,226,199	5,573,852	5,378,066
Interest expense	364,508	344,845	344,845
Settlement (curtailment) of benefit plan	424,808	(1,108,851)	-

Total expenses	17,651,251	19,417,114	15,655,239

(Loss) income before federal income tax
(benefit) expense	(618,956)	(1,383,768)	1,026,879

Federal income tax (benefit) expense	(45,396)	8,650	10,000

Net (loss) income	$(573,560)	$(1,392,418)	$1,016,879

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company
Statements of Policyholders' Surplus
For the Years Ended December 31, 2002, 2001 and 2000

	Unassigned Surplus	Accumulated Other Comprehensive Loss	Total Policyholders' Surplus

Balance, January 1, 2000	$8,424,492	$(1,268,171)	$7,156,321

Comprehensive income (loss)
Net income	1,016,879	-	1,016,879
Net unrealized appreciation on investment
securities	-	891,508	891,508

Total comprehensive income			1,908,387

Balance, December 31, 2000	9,441,371	(376,663)	9,064,708

Comprehensive income (loss)
Net loss	(1,392,418)	-	(1,392,418)
Net unrealized appreciation on investment
securities	-	342,851	342,851

Total comprehensive loss			(1,049,567)

Balance, December 31, 2001	8,048,953	(33,812)	8,015,141

Comprehensive income (loss)
Net loss	(573,560)	-	(573,560)
Net unrealized depreciation on investment
securities	-	(116,468)	(116,468)

Total comprehensive loss			(690,028)

Balance, December 31, 2002	$7,475,393	$(150,280)	$7,325,113

The accompanying notes are an integral part of these financial statements.

Fremont Mutual Insurance Company
Statements of Cash Flows
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:
Net (loss) income	$(573,560)	$(1,392,418)	$1,016,879
Adjustments to reconcile net (loss) income to net
cash provided by (used in) operating activities:
Depreciation	140,580	143,607	171,029
Net realized losses (gains) on investments	195,598	(59,162)	(163,548)
Realized gain on sale of real estate	-	-	(54,952)
Net accretion of discount on investments	4,818	6,359	13,469
Changes in assets and liabilities:
Premiums due from policyholders	(133,948)	(2,806,146)	1,055,681
Amounts due from reinsurers	4,047,735	(768,688)	(2,163,838)
Accrued investment income	118,005	44,022	(71,140)
Deferred policy acquisition costs	(179,839)	146,166	67,883
Prepaid benefit cost	1,454,694	(1,085,773)	(105,809)
Federal income taxes recoverable	(45,396)	-	-
Other assets	28,035	(77,407)	10,443
Losses and loss adjustment expenses	(2,383,319)	3,229,259	(1,112,376)
Unearned premiums	(567,923)	864,567	1,348,453
Premiums ceded payable	(1,673,857)	694,659	322,775
Accrued expenses and other liabilities	542,769	(581,531)	875,171

Net cash provided by (used in) operating
activities	974,392	(1,642,486)	1,210,120

Cash flows from investing activities:
Proceeds from sales and maturities of securities	11,167,715	6,271,157	2,028,581
Purchases of securities	(8,974,333)	(4,614,260)	(2,717,473)
Proceeds from sale of real estate	-	-	112,359
Purchase of equipment, net	(31,744)	(93,951)	(116,183)

Net cash provided by (used in) investing
activities	2,161,638	1,562,946	(692,716)

Cash flows from financing activities, issuance of
surplus notes	1,370,053	-	-

Net increase (decrease) in cash	4,506,083	(79,540)	517,404

Cash and cash equivalents, beginning of year	1,704,613	1,784,153	1,266,749

Cash and cash equivalents, end of year	$6,210,696	$1,704,613	$1,784,153

Supplemental disclosure of cash flow information:
Federal income taxes paid	$-	$8,650	$10,000

Surplus note interest paid	$344,845	$344,845	$344,845

The accompanying notes are an integral part of the financial statements.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

1.	Summary of Significant Accounting Policies

Nature of operations
Fremont Mutual Insurance Company (the "Company") is a Michigan licensed property and casualty insurance carrier operating exclusively in the State of Michigan and writing principally personal lines, commercial lines, farm and marine insurance policies through independent agents.

Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which vary in certain respects from statutory accounting practices followed in reporting to insurance regulatory authorities.

Investments
At December 31, 2002 and 2001, all of the Company's securities are classified as available-for-sale and are those securities that would be available to be sold in response to the Company's liquidity needs, changes in market interest rates and asset-liability management strategies, among others. Available-for-sale securities are recorded at fair value, with the corresponding unrealized appreciation or depreciation, net of deferred income taxes and the corresponding deferred tax asset valuation allowance, reported as a component of accumulated other comprehensive income or loss until realized.

The Company reviews the status and market value changes of its securities portfolio on at least a quarterly basis during the year, and any provisions for other than temporary impairments in the portfolio's value are evaluated and established at each quarterly balance sheet date. In reviewing investments for other than temporary impairment, the Company, in addition to a security's market price history, considers the issuer's operating results, financial condition and liquidity, its ability to access capital markets, credit rating trends, most current audit opinion, industry and securities markets conditions, and analyst expectations, in their totality to reach its conclusions.

Realized gains and losses on sales of securities are computed based on a specific identification basis and include write downs on available-for-sale securities considered to have other than temporary declines in market value.

Additionally, the Company's impairment evaluation and recognition for interests in mortgage-backed/asset-backed securities is conducted in accordance with the guidance provided by the Emerging Issues Task Force of the Financial Accounting Standards Board. Under this guidance, impairment losses on securities must be recognized if both the fair value of the security is less than its book value and the net present value of expected future cash flows is less than the net present value of expected future cash flows at the most recent (prior) estimation date. If these criteria are

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

1.	Summary of Significant Accounting Policies (continued)

met, an impairment charge, calculated as the difference between the current book value of the security and its fair value, is included in earnings as a realized loss in the period the impairment arose. As a result of this re-evaluation process there were no impairment losses recorded during the years ended December 31, 2002, 2001 or 2000.

Dividend and interest income are recognized when earned. Discount or premium on fixed maturities purchased at other than par value is amortized using the effective interest method. Discount or premium on loan-backed securities is amortized using anticipated prepayments with significant changes in anticipated prepayments accounted for retrospectively. Prepayment assumptions for loan-backed securities were obtained from broker dealer survey values or internal estimates. These assumptions are consistent with the current interest rate environment.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and highly liquid short-term investments. The Company considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue recognition
Insurance premium income is recognized on a daily pro rata basis over the respective terms of the policies in-force and unearned premiums represent the portion of premiums written which is applicable to the unexpired terms of the policies in-force. Generally, premiums are collected in advance of providing risk coverage, minimizing the Company's exposure to credit risk. Premiums due from policyholders are net of an allowance for doubtful accounts of $64,735 and $105,042 at December 31, 2002 and 2001, respectively.

Other income consists of premium installment charges, which are recognized when earned, and other miscellaneous income.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

1.	Summary of Significant Accounting Policies (continued)

Other comprehensive income or loss
The Company presents other comprehensive income or loss as a component of policyholders' surplus on the statement of policyholders' surplus. For the years ended December 31 2002, 2001, and 2000, the unrealized appreciation and depreciation on investment securities included in other comprehensive loss consisted of the following:

	2002	2001	2000
Unrealized (depreciation) appreciation on
investment securities arising during
the period	$(312,066)	$402,013	$1,110,008

Deferred income tax benefit (expense) of
unrealized (depreciation) appreciation
on investment securities arising during
the period	106,102	(136,684)	(377,403)

Change in deferred tax valuation allowance	(106,102)	136,684	377,403

Unrealized (depreciation) appreciation on
investment securities arising during the
period, net of deferred income taxes and
valuation allowance	(312,066)	402,013	1,110,008

Adjustment for pretax realized losses (gains)
on investments included in income	195,598	(59,162)	(218,500)

Deferred income tax (benefit) expense of
realized losses (gains) included in income	(66,503)	20,115	74,290

Change in deferred tax valuation allowance	66,503	(20,115)	(74,290)

Net unrealized (depreciation) appreciation on
investment securities	$(116,468)	$342,851	$891,508

Losses and loss adjustment expense reserves
Losses and loss adjustment expense reserves represent the estimated liability for reported losses and loss adjustment expenses, and actuarial estimates for incurred but not reported losses and loss adjustment expenses based upon the Company's actual experience, assumptions and projections as to claims frequency, severity, inflationary trends and settlement payments. The reserve for losses and loss adjustment expenses is intended to cover the ultimate net cost of all losses and loss adjustment expenses incurred but unsettled through the balance sheet date. The reserves are reported gross of any amounts recoverable from reinsurers and are reduced for anticipated salvage and subrogation. The methods of making estimates and establishing these reserves are reviewed

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

1.	Summary of Significant Accounting Policies (continued)

regularly, and resulting adjustments are reflected in income currently. Anticipated salvage and subrogation for the years ended December 31, 2002, 2001, and 2000 was $1,066,615, $582,000, and $555,510, respectively. The significant increase in anticipated salvage and subrogation during 2002 was due to several factors. First, the Company changed vendors with respect to its salvage program primarily relating to vehicle salvage. In 2002, the Company negotiated a contract with a salvage vendor that provided increased salvage recovery. Furthermore, during 2002, the Company began utilizing vendors who specialized in the area of subrogation and as a result were more aggressive in pursuing and receiving subrogation awards. In addition, there were two claims outstanding at December 31, 2002, which had unusually high anticipated recoverable balances, approximating $347,000. During 2003, settlements were received on these two claims related to the balances recoverable.

The liability for losses and loss adjustment expenses is necessarily an estimate and while it is believed to be adequate, the ultimate liability could exceed or be less than such estimate.

Property, equipment and depreciation
Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over periods ranging from three to thirty years. Maintenance, repairs and minor renewals are charged to expense as incurred. Depreciation expense was $140,580, $143,607 and $171,029 for the years ended December 31, 2002, 2001 and 2000 respectively. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon sale or retirement, the cost and related accumulated depreciation of assets disposed of are removed from the accounts; any resulting gain or loss is reflected in income.

Deferred policy acquisition costs
Policy acquisition costs, specifically commissions paid net of ceding commissions received, are deferred, subject to ultimate recoverability from future income, including investment income, and amortized to expense over the period in which the related premiums are earned.

Federal income taxes
Deferred federal income tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

1.	Summary of Significant Accounting Policies (continued)

The Company has reviewed its deferred federal income tax assets for recoverability based on the availability of future taxable income when the deductible temporary differences are expected to reverse, and has determined, based on its recent loss experience, that sufficient taxable income may not exist in the periods of reversal. Accordingly, the Company has recorded a deferred tax asset valuation allowance for the entire net deferred tax asset. Once the Company has re-established a pattern of profitability, the deferred tax asset valuation allowance may be reduced upon evaluation of the availability of future taxable income.

Preparation of financial statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	Investments

The cost or amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investments at December 31, 2002 and 2001 are as follows:

	2002
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities:
U.S. Treasury securities and
obligations of U.S. Government
corporations and agencies	$1,218,587	$5,137	$-	$1,223,724
Public utilities	850,519	25,813	-	876,332
Corporate securities	6,509,259	47,017	93,227	6,463,049
Mortgage-backed securities	5,760,824	101,253	66,205	5,795,872

	14,339,189	179,220	159,432	14,358,977

Preferred stocks	658,660	-	2,420	656,240
Common stocks	2,176,914	137,052	304,700	2,009,266

	2,835,574	137,052	307,120	2,665,506

Total	$17,174,763	$316,272	$466,552	$17,024,483

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

2.	Investments (continued)

	2001
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities:
U.S. Treasury securities and
obligations of U.S. Government
corporations and agencies	$401,410	$9,966	$-	$411,376
Public utilities	552,950	2,966	2,042	553,874
Corporate securities	1,769,968	17,539	76,064	1,711,443
Mortgage-backed securities	11,338,710	80,518	111,473	11,307,755

	14,063,038	110,989	189,579	13,984,448

Preferred stocks	3,308,415	-	48,825	3,259,590
Common stocks	2,197,108	176,144	82,541	2,290,711

	5,505,523	176,144	131,366	5,550,301

Total	$19,568,561	$287,133	$320,945	$19,534,749

The cost or amortized cost and estimated fair value of fixed maturities at December 31, 2002, by contractual maturity, are shown below. Expected maturities on certain corporate and mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or Amortized Cost	Estimated Fair Value

Due after five years through ten years	$3,211,719	$3,250,266
Due after ten years	5,366,646	5,312,839
Mortgage-backed securities	5,760,824	5,795,872

	$14,339,189	$14,358,977

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

2.	Investments (continued)

Net investment income for the years ended December 31, 2002, 2001 and 2000 is summarized as follows:

	Years Ended December 31,
	2002	2001	2000

Fixed maturities	$780,821	$1,100,182	$1,294,015
Equity securities	172,567	123,729	80,062
Cash and cash equivalents	60,347	102,268	110,829

Gross investment income	1,013,735	1,326,179	1,484,906

Less: Investment expenses	(364,384)	(369,248)	(375,429)

Net investment income	$649,351	$956,931	$1,109,477

Net realized (losses) gains on investments for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:

	Years Ended December 31,
	2002	2001	2000
Gross realized investment gains:
Fixed maturities	$120,131	$85,412	$134
Equity securities	11,871	205,851	268,088
Sale of real estate	-	-	54,952

	132,002	291,263	323,174

Gross realized investment losses:
Fixed maturities	37,112	21,736	16,685
Equity securities	290,488	210,365	87,989

	327,600	232,101	104,674

Net realized (losses) gains on investments	$(195,598)	$59,162	$218,500

During the years ended December 31, 2002, 2001 and 2000 other than temporary impairment losses on available for sale equity securities amounting to $276,760, $210,365 and $71,035, respectively, are included in net realized investment (losses) gains on investments in the statement of operations.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

2.	Investments (continued)

Sales of available for sale fixed maturities resulted in the following during the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000

Proceeds	$3,209,715	$1,786,225	$-

Gross gains	$118,098	$84,824	$-

Gross losses	$-	$1,314	$-

At December 31, 2002, fixed maturities with a carrying value approximating $417,000 were on deposit with regulatory authorities, as required by law.

3.	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Fixed maturities and equity securities
The fair values for available for sale fixed maturity and equity securities are based on quoted market prices, when available. If not available, fair values are based on values obtained from investment brokers.

Cash and cash equivalents
The carrying amount is a reasonable estimate of fair value.

Surplus notes
The carrying amount is a reasonable estimate of fair value due to the restrictive nature and lack of marketability of the notes.

	2002		2001
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Fixed maturities	$14,358,977	$14,358,977	$13,984,448	$13,984,448
Equity securities	$2,665,506	$2,665,506	$5,550,301	$5,550,301
Cash and cash equivalents	$6,210,696	$6,210,696	$1,704,613	$1,704,613
Financial liability:
Surplus notes	$5,427,053	$5,427,053	$4,057,000	$4,057,000

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

4.	Reinsurance

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Company utilizes three primary categories of treaty reinsurance coverage, as well as facultative coverage, to reduce the impact of major losses. The treaty reinsurance includes multi-line excess of loss, catastrophic excess of loss and quota share coverages.

Multi-line excess of loss coverage
The excess of loss program is the backbone of the Company's reinsurance coverage. The Company's retention on any one risk in 2002 was $125,000 and was $100,000 in 2001 and 2000, with the exception of workers compensation. For workers compensation, the Company utilized a quota share contract covering the first $1,000,000 in all three years. In 2002 and 2001, the Company used a 70% quota share contract and in 2000 a 90% quota share contract. The excess of loss contract provided coverage above $1,000,000 for workers compensation in all three years.

The 2002 property excess of loss coverage provided up to $975,000 over the $125,000 retention and in 2001 and 2000 it provided $1,000,000 over the $100,000 retention per risk.

The 2002 casualty excess of loss coverage provided up to $4,875,000 over the $125,000 retention and in 2001 and 2000 it provided $4,900,000 over the $100,000 retention.

There is an annual aggregate deductible feature in the amount of $400,000 that applies to the multi-line contract.

An additional workers compensation catastrophe excess of loss program provided an additional $5,000,000 of coverage to cover a catastrophic event in all three years.

Catastrophic coverage
The Company had 3 layers of catastrophic excess of loss reinsurance providing coverage for up to $20,000,000 above the $1,000,000 retention for all three years. The Company had an automatic reinstatement provision after the first loss for each layer to provide coverage in the event of subsequent catastrophes during the year. Coverage would have lapsed after the second event, in which case the Company would have evaluated the need for a new contract for the remainder of a particular year. The first $4,000,000 layer could be reinstated for a fee of 125% of the original premium. The next two higher layers carried a 100% reinstatement fee.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

4.	Reinsurance (continued)

Aggregate stop loss coverage
In 2000, the Company utilized an aggregate stop loss contract. In the event that the Company's loss and loss adjustment expense ratio was in excess of 75%, after any recoveries from the excess of loss and catastrophic coverages, this contract would provide additional recovery of up to $5,200,000.

Quota share coverage
The Company also utilized quota share reinsurance under agreements that provided coverage on all lines of business.

In 2002 and 2001, the Company ceded 70% of the premium and 70% of the first $1,000,000 in losses to reinsurers under the workers compensation quota share agreement. In 2000, the Company ceded 90% of the premium and 90% of the first $1,000,000 in losses to reinsurers. The Company received a 25% commission on the premium ceded.

In 2002, 2001 and 2000, the Company ceded 50% all premium and losses to reinsurers under the auto quota share agreement. The Company received a 30% commission on the premium ceded for this coverage in 2002 and 34% in 2001 and 2000.

In 2001 and 2000, the Company wrote umbrella policies and utilized an umbrella quota share agreement that covered 95% of the first $1,000,000 of exposure and 100% of the next $4,000,000. In 2002, the Company utilized an umbrella quota share agreement that covered 95% of the first $2,000,000 of exposure with an individual special acceptance clause for risks over $2,000,000 up to $5,000,000. The Company received a 25% commission on the premium ceded.

The Company's boiler and machinery quota share agreement was primarily an equipment breakdown endorsement to commercial policies. The agreement was a 100% quota share contract with Hartford Steam Boiler. The Company received a 30% commission on the premium ceded.

During 2002, 2001 and 2000, the Company's multi line quota share agreement provided coverage for the remainder of the Company's business. The Company ceded 45% of its premiums and losses to the reinsurers. The agreement contained a loss corridor between loss ratios of 60% and 71% in 2002 and 60% to 68% in 2001 and 2000. Loss reimbursement from the reinsurers stops when the loss ratio is in the corridor. Reimbursement begins again when the ratio exceeds the corridor. The Company received a 31.5% commission on the premium ceded in 2002 and 35% in 2001 and 2000. The effect of the features in these agreements is to limit the reinsurers' aggregate exposure to loss and thereby reduce the ultimate cost to the Company as the ceding company. These features also have the effect of reducing the amount of protection relative to the quota share amount of premiums ceded by the Company. While the Company does not receive pro rata protection relative to the amount of premiums ceded, the amount of such protection is significant, as determined in accordance with guidance under both statutory accounting practices and GAAP.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

4.	Reinsurance (continued)

In addition to ceding a significant portion of its risks to the reinsurer, the agreement also allows the Company to reduce its financial leverage and to realize immediate reimbursement for related upfront acquisition costs, thus adding to its financial capacity. The following table illustrates the pro forma effects of the multi-line quota share agreement in effect during 2002 on selected financial information of the Company (in thousands):

		Amounts Excluding the Effects of the Reinsurance Agreement
	Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2002
Net premiums written	$16,405	$26,628
Net premiums earned	16,426	27,040
Loss and LAE, net	10,636	15,895
(Loss) income before federal income taxes	(619)	1,393

Statutory surplus	13,875	15,887
Ratio of net premiums written to statutory surplus	1.18:1	1.68:1

The Company has the option to commute the agreement should the business perform such that the underlying protection proves to be unnecessary, in which case the reinsurance would cease, the underlying reinsurance assets and liabilities would unwind, and any net funds under the agreement, less a 3.5% risk charge to the reinsurers, would be retained by the Company. The decision of whether to commute the agreement and the timing of any such commutation will depend on the performance of the underlying business, the need for the agreement based on the Company's capital position and other relevant considerations.

On December 31, 2002, the Company entered into a new multi-line quote share agreement. Under the agreement, the Company ceded 45% of net written premium and losses to the reinsurers. The agreement contains a loss corridor provision. Reimbursement ceases on losses when the loss ratio on the premium ceded is between 60% and 74%. Reimbursement begins again when the ratio is between 74% and 82.5%. A loss ratio that exceeds 82.5% will trigger a "drop down coverage" feature that will reimburse the Company for 100% of losses in the 60% to 65% range of loss ratios. Reimbursement stops between the loss ratios of 65% and 74%. Payment resumes again at between the loss ratios of 74% and 85%. Losses in excess of 85% are 100% retained by the Company. The Company receives a 36% ceding commission on the ceded premium. The agreement is structured on a funds withheld basis. As of December 31, 2002, under the new multi-line quota share agreement, the Company's maximum current net retention, subject to certain adjustments of risk on any single coverage per claim after reinsurance is $68,750.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

4.	Reinsurance (continued)

Facultative
The Company utilizes facultative reinsurance to provide additional underwriting capacity, to mitigate the effect of individual losses and to reduce net liability on individual risks. In 2002, the Company obtained coverage for properties it insured in excess of $500,000 on commercial risks and in excess of $1,000,000 on personal risks, recovery amounts were $4,500,000 on commercial risks and $1,000,000 on personal risks. In 2001, the Company obtained coverage in excess of $1,000,000 for all commercial and personal risks, recovery amounts were $4,000,000 and $1,000,000 on commercial and personal risks, respectively. In 2000, the Company obtained coverage in excess of $500,000 on commercial risks and in excess of $500,000 on personal risks, recovery amounts were $4,500,000 on commercial risks and $1,500,000 on personal risks.

The Company determines the amount and scope of reinsurance coverage to purchase each year based on an evaluation of the risks accepted, consultation with reinsurance professionals and a review of market conditions, including availability and cost.

Although reinsurance agreements contractually obligate the Company's reinsurers to reimburse the Company for their share of losses, they do not discharge the primary liability of the Company. The Company remains liable for the ceded amount of reserves for unpaid losses and loss adjustment expenses and ceded unearned premiums in the event the assuming insurance organizations are unable to meet their contractual obligations. As a result, the Company is subject to a credit risk with respect to the obligations of its reinsurers. In order to minimize its exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers and monitors the economic characteristics of the reinsurers on an ongoing basis. All reinsurers are rated A- or better by A. M. Best Company. Furthermore, the Company has not experienced a collectibility problem with any reinsurer.

The Company receives a ceding commission in conjunction with its reinsurance activities. These ceding commissions are offset against direct commission expense and were $4,239,768, $5,220,378 and $5,068,461 in 2002, 2001, and 2000, respectively.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. At December 31, 2002, the Company had recoverables of $12,975,000. This balance was comprised of $1,007,000 for paid losses, $4,302,000 for unpaid losses and $7,666,000 in unearned premium ceded to the reinsurers. At December 31, 2001, the Company had recoverables of $17,022,000. This balance was comprised of $3,397,000 for paid losses, $5,433,000 for unpaid losses and $8,192,000 for unearned premium ceded to the reinsurers. The Company customarily collateralizes reinsurance balances due from non-admitted reinsurers through a funds withheld account or letters of credit. At December 31, 2002, the largest secured reinsurance recoverable is from a non-admitted reinsurer with an A+ A.M. Best Company rating. This balance is secured by a funds withheld account. The amount accounts for 58.0% of the total recoverable.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

4.	Reinsurance (continued)

The effect of reinsurance on premiums written and earned for the years ended December 31, 2002, 2001 and 2000, are as follows:

	2002		2001		2000
	Written	Earned	Written	Earned	Written	Earned

Direct	$34,110,500	$34,678,423	$36,040,062	$35,175,495	$33,035,751	$31,688,086
Assumed	137,578	117,498	52,437	44,586	(114,123)	89,698
Ceded	(17,843,410)	(18,370,284)	(18,761,481)	(18,356,760)	(17,401,986)	(16,628,305)

Net premiums	$16,404,668	$16,425,637	$17,331,018	$16,863,321	$15,519,642	$15,149,479

Losses and loss adjustment expenses reported on the statement of operations are net of ceded amounts of approximately $6,742,000, $16,908,000 and $9,550,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

5.	Federal Income Taxes

Income tax expense is computed under the liability method, whereby deferred income taxes reflect the estimated future tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and those for income tax purposes. A valuation allowance is required to be established against a deferred tax asset if it is "more likely than not" that the related tax benefits will not be realized.

The provision for federal income taxes consists of the following:

	Years Ended December 31,
	2002	2001	2000

Current	$(45,396)	$8,650	$10,000
Deferred (benefit) expense	(240,384)	(488,647)	340,962
Change in valuation allowance	240,384	488,647	(340,962)

	$(45,396)	$8,650	$10,000

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

5.	Federal Income Taxes (continued)

Actual federal income taxes vary from amounts computed by applying the current federal income tax rate of 34 percent to income or loss before federal income taxes. For the years ended December 31, 2002, 2001 and 2000, the reasons for these differences, and the tax effects thereof, are as follows:

	Years Ended December 31,
	2002	2001	2000

Expected tax (benefit) expense	$(210,445)	$(470,481)	$349,139
Change in valuation allowance	240,384	488,647	(340,962)
Dividends received deduction	(34,910)	(25,030)	(16,196)
Nondeductible, net	6,107	6,307	7,963
Prior period true-up	(45,396)	8,650	10,000
Other, net	(1,136)	557	56

	$(45,396)	$8,650	$10,000

The tax effects of temporary differences that give rise to deferred federal income tax assets and deferred federal income tax liabilities are as follows:

	As of December 31,
	2002	2001
Deferred federal income tax assets arising from:
Loss and loss adjustment expense reserves	$209,681	$247,470
Unearned premium reserves	657,576	654,052
Unrealized losses on investments	51,095	11,496
Realized losses on investments	189,774	95,676
Postretirement benefits accrued	605,419	487,394
Vacation accrual	105,003	104,125
Net operating loss carry forward	3,750,875	4,110,028
Alternate minimum tax credit carry forward	330,811	376,207
Allowance for bad debts	22,010	35,714
Property and equipment	14,258	5,847

Total deferred federal income tax assets	5,936,502	6,128,009

Deferred federal income tax liabilities arising from:
Deferred policy acquisition costs	(242,798)	(181,652)
Salvage and subrogation recoverable	(32,994)	(21,441)
Accruals for benefits	-	(494,596)
Other accruals	-	(49,592)

Total deferred federal income tax liabilities	(275,792)	(747,281)

	5,660,710	5,380,728

Valuation allowance	(5,660,710)	(5,380,728)

Deferred federal income taxes	$-	$-

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

5.	Federal Income Taxes (continued)

The Company has net operating loss carryforwards of approximately $11,032,000, which begin to expire in 2009, and alternative minimum tax credits of approximately $331,000, which may be carried forward indefinitely.

6.	Property and Equipment

At December 31, 2002 and 2001, property and equipment consisted of the following:

	As of December 31,
	2002	2001

Building and land	$1,926,930	$1,926,930
Data processing equipment, including software	734,894	718,975
Furniture, fixtures and equipment	572,281	563,380

	3,234,105	3,209,285

Less: Accumulated depreciation	(2,329,530)	(2,195,874)

Total property and equipment, net	$904,575	$1,013,411

7.	Deferred Policy Acquisition Costs

Policy acquisition costs deferred and the related amortization charged to income were as follows:

	Years Ended December 31,
	2002	2001	2000

Net asset balance, beginning of year	$534,272	$680,438	$748,321

Amounts deferred:
Commissions to agents	5,098,207	5,776,691	5,561,959
Ceding commission income	(4,239,768)	(5,220,378)	(4,787,150)

Net amounts deferred	858,439	556,313	774,809

Net amortization	(678,600)	(702,479)	(842,692)

Net asset balance, end of year	$714,111	$534,272	$680,438

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

8.	Loss and Loss Adjustment Expense Liability

The Company regularly updates its reserve estimates as new information becomes available and further events occur that may impact the resolution of unsettled claims. Changes in prior years' reserve estimates are reflected in the results of operations in the year such changes are determined. Activity in the liability for loss and loss adjustment expenses is summarized as follows (in thousands):

	Years Ended December 31,
	2002	2001	2000

Balance, beginning of year	$11,060	$7,830	$8,942
Less reinsurance balance recoverable	5,433	3,611	5,175

Net balance, beginning of year	5,627	4,219	3,767

Incurred related to:
Current year	10,912	13,459	10,356
Prior years	(276)	1,148	(424)

Total incurred	10,636	14,607	9,932

Paid related to:
Current year	8,073	9,403	7,397
Prior years	3,815	3,796	2,083

Total paid	11,888	13,199	9,480

Net balance, end of year	4,375	5,627	4,219
Plus reinsurance balances recoverable	4,302	5,433	3,611

Balance, end of year	$8,677	$11,060	$7,830

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

8.	Loss and Loss Adjustment Expense Liability (continued)

As a result of (redundant) adverse development on prior accident years' reserves, the liability for loss and loss adjustment expenses changed by ($276,000), $1,148,000 and ($424,000) for the years ended December 31, 2002, 2001 and 2000, respectively. The adverse development in 2001, which approximated 27.2% of the net liability for loss and loss adjustment expenses as of the beginning of the year, was due primarily to a winter storm that occurred in mid-December 2000. Although the storm occurred in December 2000, the actual damage, primarily consisting of water damage to roofs, took place in January 2001.

The winter storm resulted in significant accumulations of snow during December 2000. As opposed to a consistent melt of the snow there were erratic shifts in temperatures subsequent to the snowstorm which caused the snow to melt and than re-freeze over a period of several days. This situation, commonly known as ice damming, caused significant water damage to roofs of the Company's policyholders. In addition to the actual damage, which did not occur until January 2001 and was not known as of December 31, 2000, most claims did not begin to be reported until January 2001, resulting in adverse development in 2001. The total losses incurred by the Company from this storm approximated $5,000,000.

9.	Surplus Notes

During 1998, 64 parties, including agents, directors, employees and other private investors purchased surplus notes aggregating $4,057,000 from the Company. During 2002, additional surplus notes aggregating $350,000 were purchased from the Company by its employees. These notes, referred to as Series A notes, paid an annual interest rate of 8.5 percent with principal and any accrued unpaid interest due on June 30, 2003.

In December of 2002, the Company began issuing Series B notes with an annual interest rate of 7.0 percent with principal and any accrued unpaid interest due on September 30, 2007. Approximately $2,800,000 of Series A notes were converted into Series B notes at the request of the holders. Additional notes, aggregating approximately $1,020,000, were purchased by agents and other private investors.

During the first nine months of 2003, approximately $641,000 of Series B Surplus Notes were issued. In addition, holders of $803,000 of the Series A Surplus Notes reinvested in the Series B Surplus Notes. The balance of the Series A Surplus Notes, which approximated $804,000, was repaid on June 30, 2003. Currently, there are $5,264,333 Series B Surplus Notes outstanding.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

9.	Surplus Notes, (continued)

For both Series A and Series B notes, repayment of any principal or interest is subject to written authorization by the Commissioner of Insurance of the State of Michigan and approval by the Company's Board of Directors.

The outstanding balance of all surplus notes was $5,427,053 at December 31, 2002 and included $3,363,053 of surplus notes held by related parties consisting of non-employee directors, employees, agents and an investment broker who provided services to the Company. The outstanding balance of all surplus notes was $4,057,000 at December 31, 2001 and included $2,413,000 of surplus notes held by related parties consisting of non-employee directors, employees, agents and an investment broker who provided services to the Company. Interest expense on these notes was approximately $365,000 in 2002 and $345,000 in 2001 and 2000. During 2002, 2001 and 2000, the Company paid interest of $344,845 to the surplus note holders.

10.	Employee Retirement Plans

Defined benefit plan
Effective November 30, 2001, the Company terminated the sponsored defined benefit plan. As of January 1, 2001, the Company had estimated that plan assets would exceed the projected benefit obligation as of the date of termination and a prepaid pension asset was recorded.

As a result of the termination of the Plan, during 2001, the Company recognized a curtailment gain of approximately $1,109,000 resulting in a prepaid benefit cost of $1,454,694 as of December 31, 2001. During 2002, the Company recorded net periodic benefit income of approximately $138,000 and a $424,808 settlement loss. After giving effect to the 2002 net periodic benefit income and settlement loss, the remaining prepaid benefit cost was liquidated in August of 2002. In accordance with the terms of the liquidation, the Company received approximately $701,000 upon settlement. In addition to the net periodic income, the Company contributed approximately $293,000 to the Company's 401(k) plan and approximately $175,000 was paid in excise taxes as a result of the settlement of the defined benefit plan. The impact of the net periodic benefit income, 401(k) contribution and excise taxes recorded during 2002, which approximated $330,000, is reflected within policy acquisition and other underwriting expenses in the 2002 statement of operations.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

10.	Employee Retirement Plans (continued)

The components of the prepaid benefit cost and net periodic benefit cost (income) at December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Change in benefit obligation:
Benefit obligation, beginning of year	$4,231,984	$4,468,556	$3,828,731
Service cost	-	256,112	245,725
Interest cost	166,320	302,838	287,194
Amendments	-	57,924	-
Actuarial (gain) loss	584,682	328,172	286,138
Curtailment due to Plan termination	-	(1,108,851)	-
Benefits paid	(4,982,986)	(72,767)	(179,232)

Benefit obligation, end of year	-	4,231,984	4,468,556

Change in plan assets:
Fair value of plan assets, beginning of year	6,214,321	6,454,300	6,119,126
Actual return on plan assets	(62,770)	(167,212)	471,835
Employer contribution	-	-	42,571
Assets withdrawn from the Plan	(1,168,565)	-	-
Benefits paid	(4,982,986)	(72,767)	(179,232)

Fair value of plan assets, end of year	$-	$6,214,321	$6,454,300

Funded status	$-	$1,982,337	$1,985,744
Unrecognized net actuarial loss	-	(366,056)	(1,435,038)
Unrecognized prior transition obligation	-	(161,587)	(181,785)

Prepaid benefit cost	$-	$1,454,694	$368,921

Weighted-average assumptions as of December 31:
Discount rate	N/A	6.80%	7.25%
Expected return on plan assets	N/A	8.00%	8.00%
Rate of compensation increase	N/A	N/A	5.00%

Components of net periodic benefit cost:
Service cost	$-	$256,112	$245,725
Interest cost	166,320	302,838	287,194
Expected return on plan assets	(293,684)	(512,573)	(488,573)
Amortization of prior service cost	-	57,924	-
Curtailment gain	-	(1,108,851)	-
Settlement loss	424,808	-	-
Amortization of prior transition obligation	(11,313)	(20,198)	(20,198)
Recognized net actuarial loss	-	(61,025)	(87,679)

Net periodic benefit cost (income)	$286,131	$(1,085,773)	$(63,531)

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

10.	Employee Retirement Plans (continued)

Other post retirement plans
The Company also provides certain postretirement health care benefits for retired employees. Substantially all employees become eligible for these benefits if they reach retirement age, as defined, while employed by the Company. The components of the accrued benefit cost and net periodic benefit cost are as follows:

	Years Ended December 31,
	2002	2001	2000
Change in benefit obligation:
Benefit obligation, beginning of year	$2,610,460	$1,618,126	$1,261,617
Service cost	163,547	103,314	70,378
Interest cost	171,084	112,253	96,502
Plan participants' contributions	7,994	6,120	5,142
Actuarial (gain) loss	500,149	807,187	215,403
Benefits paid	(63,432)	(36,540)	(30,916)

Benefit obligation, end of year	3,389,802	2,610,460	1,618,126

Fair value of plan assets at end of year	-	-	-

Funded status	(3,389,802)	(2,610,460)	(1,618,126)
Unrecognized net actuarial (gain) loss	1,024,861	543,958	(270,175)
Unrecognized prior transition obligation	584,298	632,990	681,681

Accrued benefit cost	$(1,780,643)	$(1,433,512)	$(1,206,620)

Weighted-average assumptions as of December 31:
Discount rate	6.0%	6.6%	7.0%

Components of net periodic benefit cost:
Service cost	$163,547	$103,314	$70,378
Interest cost	171,084	112,253	96,502
Amortization of prior transition obligation	48,692	48,692	48,692
Unrecognized net actuarial (gain) loss	19,246	(6,946)	(23,802)

Net periodic benefit cost	$402,569	$257,313	$191,770

The accrued benefit cost at December 31, 2002 and 2001 is included in accrued expenses and other liabilities in the accompanying balance sheets.

For measurement purposes as of December 31, 2002, 2001 and 2000, the annual rate of increase in the per capita cost of covered health care benefits assumed for the subsequent year was 10%, 10% and 9%, respectively. Each year the rate was assumed to decrease by 0.5% per year until the ultimate rate of 5.5% was reached.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

10.	Employee Retirement Plans (continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on total service and interest cost components	$77,809	$(60,378)
Effect on postretirement benefit obligation	701,222	(553,569)

The Company provides vacation and sick pay benefits for all full-time employees. After one year of employment, any earned and unused vacation (up to 30 days) and one-half of any earned and unused sick time (up to 30 days) are payable as a post employment benefit. The Company had accrued a liability for these post employment benefits in the amounts of approximately $309,000 and $306,000 at December 31, 2002 and 2001, respectively.

Defined contribution plan
The Company has a defined contribution 401(k) plan covering substantially all employees meeting certain eligibility requirements. The Company matches 50% of employee contributions up to three percent of the employee's salary. The Company may also make discretionary contributions to the Plan. Company contributions approximated $68,000 in 2002 and $18,000 in 2001 and 2000. During 2002, an additional contribution of approximately $293,000 was made to the Plan as a result of the termination of the defined benefit plan.

11.	Lease Agreements

The Company leased office equipment under various non-cancelable operating lease agreements which expired in June 2002. Rental expense for leased equipment was approximately $29,000, $61,000 and $59,000 in 2002, 2001 and 2000, respectively.

12.	Statutory Insurance Accounting Practices

The Company is required to file financial statements prepared in accordance with statutory insurance accounting practices (SAP) prescribed or permitted by the State of Michigan Office of Financial and Insurance Services ("OFIS"). The Company does not utilize any permitted accounting practices in the preparation of its statutory financial statements.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

12.	Statutory Insurance Accounting Practices (continued)

The statutory capital and surplus at December 31, 2002 and 2001, and statutory net income (loss) for the years ended December 31, 2002, 2001 and 2000, as filed with the OFIS follows:

	As of December 31,
	2002	2001

Statutory capital and surplus	$13,874,655	$12,198,539

	Years Ended December 31,
	2002	2001	2000

Statutory net income (loss)	$908,071	$(1,913,069)	$1,122,405

Statutory policyholders' surplus of $13,874,655 at December 31, 2002 represents net admitted assets of the Company. The Company has met minimum statutory requirements in the State of Michigan for 2002. Policyholder dividends, if any, are subject to the limitations contained in the Michigan Insurance Code.

Certain regulations that affect the insurance industry are promulgated by the National Association of Insurance Commissioners ("NAIC"), which is an association of state insurance commissioners, regulators and support staff that acts as a coordinating body for the state insurance regulatory process. The NAIC has established risk-based capital ("RBC") requirements to assist regulators in monitoring the financial strength and stability of property and casualty insurers. Under the NAIC requirements, each insurer must maintain its total capital and surplus above a calculated minimum threshold or take corrective measures to achieve that threshold. The Company has calculated its RBC level based on these requirements and has determined that it passed the RBC test and has capital and surplus in excess of the minimum threshold.

13.	Contingencies

The Company participates in the Property and Casualty Guaranty Association ("Association") of the State of Michigan which protects policyholders and claimants against losses due to insolvency of insurers. When an insolvency occurs, the Association is authorized to assess member companies up to the amount of the shortfall of funds, including expenses. Member companies are assessed based on the type and amount of insurance written during the previous calendar year. Assessments to date have not been significant; however, the ultimate liability for future assessments is not known. Accordingly, the Company is unable to predict whether such future assessments will materially affect the financial condition or results of operations of the Company.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

14.	Related Party Transactions

Various agents of the Company participated in the surplus note offerings and held surplus notes at December 31, 2002 and 2001, as disclosed in footnote 9. For the years ending December 31, 2002, 2001 and 2000 agents holding surplus notes received commissions of $1,261,098, $1,213,298 and $1,141,588, respectively.

Non-employee directors of the Company also participated in the surplus note offerings and held surplus notes at December 31, 2002 and 2001, as disclosed in footnote 9. For the years ending December 31, 2002, 2001 and 2000, non-employee directors holding surplus notes received directors' fees of $31,200, $25,750 and $27,500, respectively.

The Company also paid investment commissions to a firm controlled by an individual who held surplus notes at December 31, 2002 and 2001. Total investment commissions paid during the years ending December 31, 2002, 2001 and 2000 were $81,467, $57,127 and $20,655, respectively.

Two nonemployee directors of the Company are also owners of independent insurance agencies. Both individuals are currently appointed as an agent with and write insurance for the Company. The terms and conditions of the agency agreements between the agencies and the Company are similar in all material respects to agency agreements with the other agents of the Company. The Company pays the agencies commissions on business produced. The agencies are also able to earn contingent commissions based on the profit margins of the business produced. Total commissions earned by the two agencies amounted to $256,000 in 2002, $257,000 in 2001, and $247,000 in 2000. The agencies also earned profit-sharing payments of $64,000 in 2002, $62,000 in 2001 and $57,000 in 2000 from the Company. The commission rates, including contingent commission opportunity, are the same as other agents of the Company. Both agencies are independent agents and also write with regional and national insurers that may be competitors of the Company.

A nonemployee director of the Company is a partner in a law firm. The Company has retained this law firm for certain legal matters in the past and plans to continue to do so in the future. Legal fees paid by the Company to the law firm were approximately $60,000 in 2002, $3,700 in 2001 and $5,700 in 2000.

15.	Segment Information

The Company defines its operations as property and casualty insurance operations. The Company writes four major insurance lines exclusively in the State of Michigan: Personal Lines, Commercial Lines, Farm and Marine. All revenues are generated from external customers and the Company does not have a significant reliance on any single major customer.

The Company evaluates product line profitability based on underwriting gain (loss). Certain expenses are allocated based on assumptions and estimates made by management. Underwriting gain (loss) by product line would change if different methods were applied.

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

15.	Segment Information (continued)

The Company does not allocate assets, net investment income, net realized gains (losses) on investments, other income (expense) or interest expense to its product lines. In addition, the Company does not separately identify depreciation expense related to the building by product line and such disclosure would be impracticable. Depreciation expense on the building which is included as an investment expense within net investment income on the statements of operations was $54,140 in 2002, 2001 and 2000. The accounting policies of the operating segments are the same as those described in Note 1 -- Summary of Significant Accounting Policies.

Segment data for the years ended December 31 are as follows:

	2002	2001	2000
Revenues:
Net premiums earned:
Personal lines	$10,690,846	$11,569,309	$11,156,727
Commercial lines	3,383,157	2,837,485	1,653,787
Farm	1,866,667	2,036,799	1,960,844
Marine	484,967	419,728	378,121

Total net premiums earned	16,425,637	16,863,321	15,149,479

Expenses:
Loss and loss adjustment expenses:
Personal lines	7,385,616	10,230,986	8,503,038
Commercial lines	1,323,104	2,510,275	399,471
Farm	1,353,493	1,564,082	804,541
Marine	573,523	301,925	225,278

Total loss and loss adjustment expense	10,635,736	14,607,268	9,932,328

Policy acquisition and other underwriting expenses:
Personal lines	4,052,405	3,824,016	3,960,639
Commercial lines	1,282,398	937,877	587,094
Farm	707,567	673,225	696,100
Marine	183,829	138,734	134,233

Total policy acquisition and other
underwriting expenses	6,226,199	5,573,852	5,378,066

Underwriting (loss) gain:
Personal lines	(747,175)	(2,485,693)	(1,306,950)
Commercial lines	777,655	(610,667)	667,222
Farm	(194,393)	(200,508)	460,203
Marine	(272,385)	(20,931)	18,610

Total underwriting loss	(436,298)	(3,317,799)	(160,915)

Net investment income	649,351	956,931	1,109,477
Net realized (losses) gains on investments	(195,598)	59,162	218,500
Other (expense) income	(271,903)	1,262,783	204,662
Interest expense	(364,508)	(344,845)	(344,845)

(Loss) income before federal income taxes	$(618,956)	$(1,383,768)	$1,026,879

Fremont Mutual Insurance Company
Notes to Financial Statements
December 31, 2002, 2001 and 2000

16.	Demutualization

On August 25, 2003, the Board of Directors approved a plan of conversion for changing the corporate form of the Company from the mutual form to the stock form (the "demutualization"). Under the plan, eligible policyholders and other targeted groups will have the opportunity to acquire stock in a newly formed holding company, Fremont Michigan InsuraCorp, Inc. (the "Holding Company").

The Holding Company will in turn acquire all of the newly issued stock of the Company upon conversion. Prior to the conversion, the Holding Company will not engage in any significant operations and will have no assets or liabilities. The demutualization plan is subject to approval from the OFIS and ultimately receipt of sufficient stock subscriptions to effect the transaction.

In the event that the plan is executed, the converted company will be subject to certain insurance laws and regulations specific to stock insurance companies as well as regulations of the Securities and Exchange Commission. Limitations on the payment of dividends and Insurance Holding Company regulations are among the types of regulatory requirements with which the Holding Company will have to comply.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

          The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred by Fremont Michigan InsuraCorp, Inc. in connection with the issuance and distribution of the securities being registered under this registration statement. Except for the Securities and Exchange Commission fee, all expenses have been estimated and are subject to future contingencies.

Securities and Exchange Commission Registration Fee	$1,092.79
NASD Fee	1,363
Printing, mailing and engraving expenses	140,000
Legal fees and expenses	135,000
Appraisal fees and expenses	42,500
Accounting fees and expenses	75,000
Blue Sky fees and expenses	3,000
Transfer agent and registrar fees and expenses	2,000
Escrow agent expenses	5,000
Miscellaneous	25,000

Total	$429,561

Item 14.  Indemnification of Directors and Officers.

          Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA") govern the indemnification of officers, directors and other persons. In this regard, the MBCA provides for indemnification of directors and officers acting in good faith and in a manner they reasonably believe to be in, or not opposed to, the best interest of Fremont Michigan InsuraCorp, Inc. or its shareholders (and, with respect to a criminal proceeding, if they have no reasonable cause to believe their conduct to be unlawful). Such indemnification may be made against (a) expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding (other than an action by, or in the right of, Fremont Michigan InsuraCorp, Inc.) arising by reason of the fact that they were serving as a director, officer, employee or agent of Fremont Michigan InsuraCorp, Inc. (or some other entity at Fremont Michigan InsuraCorp, Inc.'s request), and (b) expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending or completed action or suit by, or in the right of, Fremont Michigan InsuraCorp, Inc., unless the director or officer is found liable to Fremont Michigan InsuraCorp, Inc. and an appropriate court does not determine that he or she is nevertheless fairly and reasonably entitled to indemnification. The MBCA requires indemnification for expenses to the extent that a director or officer is successful in defending against any such action, suit or proceeding, and otherwise requires in general that the indemnification provided for in (a) and (b) above be made only on a determination by a majority vote of a quorum of the Board of Directors comprised of members who were not parties to or threatened to be made parties to such action. In certain circumstances, the MBCA further permits advances to cover such expenses before a final determination that indemnification is permissible, upon receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the applicable standard of conduct set forth in the MBCA, and (ii) a written undertaking by or on behalf of the director or officer to repay such amounts unless it shall ultimately be determined that he or she is entitled to indemnification and a determination that the facts then known to those making the advance would not preclude indemnification.

          Fremont Michigan InsuraCorp, Inc.'s Articles of Incorporation provide the same indemnification rights as the MBCA, and requires indemnity for its directors and officers to the extent permitted by the MBCA. Subject to the exceptions recited in the following sentence, Fremont Michigan InsuraCorp, Inc.'s Articles of Incorporation provide that no director shall be personally liable to Fremont Michigan InsuraCorp, Inc. or its shareholders for damages for any action taken or any failure to take action. Such exculpatory language does not, however, eliminate or limit the liability of a director for (a) the amount of a financial benefit received by a director to which he or she is not entitled, (b) intentional infliction of harm on the corporation or its shareholders, (c) certain other violations of the Michigan Business Corporation Act, or (d) an intentional violation of criminal law.

          The MBCA permits Fremont Michigan InsuraCorp, Inc. to purchase insurance on behalf of its directors and officers against liabilities arising out of their positions with Fremont Michigan InsuraCorp, Inc., whether or not such liabilities would be within the indemnification provisions of the MBCA. Under an insurance policy maintained by Fremont Michigan InsuraCorp, Inc. and Fremont Mutual Insurance Company, the directors and officers of Fremont Michigan InsuraCorp, Inc. are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having served as directors and officers of Fremont Michigan InsuraCorp, Inc. or certain other entities.

          Fremont Michigan InsuraCorp, Inc. has entered into Indemnity Agreements with its Directors and Officers in the form of agreement attached as Exhibit 10.5 to this registration Statement. The agreements provide for indemnification to the fullest extent permitted by law and to the extent that the corporation maintains directors' and officers' liability insurance, they provide that each director and officer shall be covered to the maximum extent available to any other director and officer of the corporation.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers and directors pursuant to the foregoing provisions, Fremont Michigan InsuraCorp, Inc. has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

          In November 2003, Fremont Michigan InsuraCorp, Inc. sold ten shares of stock to Richard E. Dunning for $10.00 per share. These shares were issued as an exempt transaction not involving a public offering under Section 4(2) of the Securities Act of 1933. Fremont Michigan InsuraCorp, Inc. has not otherwise sold any securities within the last three years which were not registered under the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules.

          (a) Exhibits. A list of the exhibits required to be filed as part of this Registration Statement on Form S-1 is included under the heading "Index to Exhibits" in this Form S-1 and incorporated herein by reference.

          (b) Financial Statement Schedules. All financial statement schedules have been omitted because they are not required or because the required information is given in the consolidated financial statements or notes thereto.

Item 17.  Undertakings.

          (A) Rule 415 Offering:

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (B) Equity offerings of nonreporting registrants:

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, evidence of stock ownership in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (C) Request for acceleration of effective date:

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of Michigan, on February 2, 2004

FREMONT MICHIGAN INSURACORP, INC.

By: /s/ Richard E. Dunning
Richard E. Dunning President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard E. Dunning and Donald VanSingel, and each of them acting individually, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Richard E. Dunning	President, Chief Executive Officer and Director
Richard E. Dunning

/s/ Marvin R. Deur	Vice President and Treasurer
Marvin R. Deur

Chairman of the Board and Director
Donald VanSingel

Director
Donald E. Bradford

/s/ Michael A. DeKuiper	Director
Michael A. DeKuiper

/s/ Jack G. Hendon	Director
Jack G. Hendon

/s/ William L. Johnson	Director
William L. Johnson

/s/ Jack A. Siebers	Director
Jack A. Siebers

/s/ Kenneth J. Schuiteman	Director
Kenneth J. Schuiteman

/s/ Harold L. Wiberg	Director
Harold L. Wiberg

INDEX TO EXHIBITS

1.	Form of Agency Agreement between Fremont Michigan Insuracorp, Inc. and Centennial Securities Company, Inc.
2.	Plan of Conversion dated August 25, 2003, as amended.
3.1	Articles of Incorporation of Fremont Michigan InsuraCorp, Inc.
3.2	Bylaws of Fremont Michigan InsuraCorp, Inc.
4.1	See Articles of Incorporation, filed as Exhibit 3.1
5.	Opinion of Siebers Mohney, PLC *
10.1	Stock-Based Compensation Plan dated November 18, 2003
10.2	Escrow Agreement for deposit of subscription payments pending closing *
10.3	Employment Agreement between Richard E. Dunning and Fremont Michigan Insuracorp, Inc. *
10.4	Form of Series B Surplus Notes
10.5	Form of Indemnity Agreement between Fremont Michigan Insuracorp, Inc and its directors and officers
21.	Subsidiaries of the registrant
23.1	Consent of RP Financial, LC *
23.2	Consent of Siebers Mohney, PLC *
23.3	Consent of PricewaterhouseCoopers, LLP
24.	Power of Attorney (included on signature page of Registration Statement)
99.1	Stock order form for subscription offering *
99.2	Stock order form for community offering *
99.3	Form of proxy for policyholder vote on conversion *
99.4	Notice of Special Meeting of Policyholders and Notice to Non-eligible Policyholders *
99.5	Letter to policyholders *
99.6	Question and answer sheet *
99.7	Proxy Statement for Special Meeting of Policyholders re conversion *
99.8	Valuation analysis of RP Financial, LC *

_____________________________

* to be filed by amendment